AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 21, 1998
                                                     REGISTRATION NO. 333-59097
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                ---------------

                            AMENDMENT NO. 3 TO
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                                ---------------

                                   EBAY INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

            DELAWARE                              7389                            77-0430924
 (STATE OR OTHER JURISDICTION OF      (PRIMARY STANDARD INDUSTRIAL             (I.R.S. EMPLOYER
 INCORPORATION OR ORGANIZATION)       CLASSIFICATION CODE NUMBER)            IDENTIFICATION NO.)

                                ---------------

                        2005 HAMILTON AVENUE, SUITE 350
                          SAN JOSE, CALIFORNIA 95125
                                (408) 369-4830
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                ---------------

                                GARY F. BENGIER
             CHIEF FINANCIAL OFFICER AND VICE PRESIDENT OPERATIONS
                        2005 HAMILTON AVENUE, SUITE 350
                          SAN JOSE, CALIFORNIA 95125
                                (408) 369-4830
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                ---------------

                                  COPIES TO:

       LAIRD H. SIMONS III, ESQ.            WILLIAM H. HINMAN, JR., ESQ.
       MATTHEW P. QUILTER, ESQ.                  SHEARMAN & STERLING
        JEFFREY R. VETTER, ESQ.                 555 CALIFORNIA STREET
        TYLER R. COZZENS, ESQ.             SAN FRANCISCO, CALIFORNIA 94104
        DOROTHY L. HINES, ESQ.                     (415) 616-1100
          FENWICK & WEST LLP
         TWO PALO ALTO SQUARE
      PALO ALTO, CALIFORNIA 94306
            (650) 494-0600

                                ---------------

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                                ---------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(a), MAY DETERMINE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY STATE.                                                                    +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

              SUBJECT TO COMPLETION, DATED SEPTEMBER 21, 1998

                                3,500,000 SHARES

                                   EBAY INC.

                                  COMMON STOCK
                          (PAR VALUE $.001 PER SHARE)

                                 -----------
[LOGO OF EBAY]

  Of the 3,500,000 shares of Common Stock offered hereby, 3,489,275 shares are being sold by eBay Inc. and 10,725 shares are being sold by a Selling Stockholder on behalf of a charitable foundation established by the Company. See "Principal and Selling Stockholders". The Company will not receive any of the proceeds from the sale of the shares being sold by the Selling Stockholder.

  Prior to the offering, there has been no public market for the Common Stock of the Company. It is currently estimated that the initial public offering price will be between $14.00 and $16.00 per share. For factors to be considered in determining the initial public offering price, see "Underwriting".

  SEE "RISK FACTORS" ON PAGE 6 FOR MATERIAL RISKS RELEVANT TO AN INVESTMENT IN THE COMMON STOCK.

  The shares of Common Stock have been approved for quotation on the Nasdaq National Market under the symbol "EBAY," subject to official notice of issuance.

                                  -----------

THESE  SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE  SECURITIES AND
 EXCHANGE   COMMISSION   OR   ANY   STATE  SECURITIES   COMMISSION   NOR   HAS
  THE   SECURITIES  AND   EXCHANGE   COMMISSION  OR   ANY   STATE  SECURITIES
   COMMISSION PASSED  UPON  THE  ACCURACY OR  ADEQUACY  OF  THIS PROSPECTUS.
          ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                  -----------

                   INITIAL PUBLIC  UNDERWRITING PROCEEDS TO     PROCEEDS TO
                   OFFERING PRICE  DISCOUNT (1) COMPANY (2) SELLING STOCKHOLDER
                   --------------- ------------ ----------- -------------------
Per Share.........       $             $            $               $
Total (3).........      $             $            $               $

-----
(1) The Company and the Selling Stockholder have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2)  Before deducting estimated expenses of $975,000 payable by the Company.
(3) The Company has granted the Underwriters an option for 30 days to purchase up to an additional 525,000 shares at the initial public offering price per share, less the underwriting discount, solely to cover over-allotments. If such option is exercised in full, the total initial public offering price, underwriting discount and proceeds to Company will be
     $   , $    and $   , respectively. See "Underwriting".

                                  -----------

  The shares offered hereby are offered severally by the Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that the
shares will be ready for delivery in New York, New York on or about   , 1998,
against payment therefor in immediately available funds.

GOLDMAN, SACHS & CO.
          DONALDSON, LUFKIN & JENRETTE
                               BANCBOSTON ROBERTSON STEPHENS
                                                                  BT ALEX. BROWN

                                  -----------

                    The date of this Prospectus is   , 1998.

  [Picture of sample items available for auction by community members of eBay with the following text at bottom of page: Still Searching the Internet?]



  eBay(TM), the eBay logo, SafeHarbor(TM), Up4Sale(TM) and the "World's Personal Trading Community(TM)" are trademarks of the Company. This Prospectus also includes trade dress, trade names and trademarks of other companies. Use or display by eBay of other parties' trademarks, trade dress or products is not intended to and does not imply a relationship with, or endorsement or sponsorship of eBay by, the trademark or trade dress owners.

  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK OF THE COMPANY, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN SUCH SECURITIES, AND THE IMPOSITION OF A PENALTY BID, IN CONNECTION WITH THE OFFERING. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                            DESCRIPTION OF ARTWORK:

The gatefold includes a sample picture of the eBay homepage with the following caption: "Welcome to eBay. It's where millions have already found success. www.ebay.com."

  The following text is contained on this gatefold:

[Two page screen shot of eBay home page with textual descriptions of eBay service attributes, surrounded by the following text flowed to both sides]

  www.ebay.com

  Welcome to the place where buyers and sellers deal with each other directly. This is eBay. It's an online auction community where over a million people visit every month. And they certainly seem to love their eBay (some have called it the thrill of the hunt)! In fact, in the first six months of 1998 alone, more than 500,000 new users have joined eBay--that's nearly 3,000 new users just like you every day.

  "The buyers set the price!"

  With more than 1,000 categories, and about half a million items available on any given day, eBay is already the largest and most popular person-to-person trading community on the Internet--and there are an average of over 70,000 new items every day. All kinds of people are turning to eBay to find all kinds of stuff that was costly or difficult to find before.

  "That's a lot of stuff!"

  Collectors and people with small businesses have often been able to expand in ways they'd never thought they could before coming to eBay (boundaries, geography, and distribution are kind of irrelevant on eBay).

   It doesn't seem to matter whether they're buying, selling, devoted to a hobby or collection, or even running a little business--a lot of people are talking about the kind of success they're finding on eBay.

  "Just the tip of the iceberg" [indicating the twelve major categories]

  When you buy or sell on eBay, you're dealing with another individual-- someone who knows exactly what they're selling or what they're looking for. Everyone is encouraged to (and most do) talk about what it's like to trade with someone. This feedback and rating system is an efficient way to check out the integrity of sellers and buyers. A positive eBay rating is worth its weight in gold...but beware...get too many negative ratings, and nobody in the community is going to do business with you. (Wouldn't it be nice if the rest of life was this clear cut?)

  "Great to do business with. Highly recommended. Honest and quick.
A+++++++++++"

  So whether you're looking for a rare 1922 Hamilton pocket watch or a retired Chilly the Polar Bear Beanie Baby(R), give it a try--and see if you'd like to make eBay your personal trading community--because even if you could find it somewhere else...what fun would that be?

  come for a visit
  www.ebay.com

  You can talk to people who like the same stuff you do!! (You might even make a friend!)

                    The world's personal trading community.

(C)1998 eBay Inc. All rights reserved. Registered trademarks and brands are the property of their respective owners.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information and Financial Statements and Pro Forma Financial Information and Notes thereto appearing elsewhere in this Prospectus, including the information under "Risk Factors." Unless otherwise indicated, all information in this Prospectus (i) reflects the conversion of all outstanding shares of Preferred Stock of the Company into shares of Common Stock upon the consummation of this offering, (ii) reflects a three-for-one stock split of the Company's Common Stock to be effected prior to the effectiveness of the Registration Statement of which this Prospectus forms a part and (iii) assumes the Underwriters' over-allotment option will not be exercised. See "Description of Capital Stock" and "Underwriting." Unless otherwise indicated, the terms "Company" and "eBay" refer to eBay Inc., its California predecessor and its consolidated subsidiary.

                                  THE COMPANY

  eBay is the world's largest and most popular person-to-person trading community on the Internet, based on the number of items listed, number of unique eBay users and minutes of usage per month. eBay pioneered online person-to-person trading by developing a Web-based community in which buyers and sellers are brought together in an efficient and entertaining auction format to buy and sell personal items such as antiques, coins, collectibles, computers, memorabilia, stamps and toys. The eBay service permits sellers to list items for sale, buyers to bid on items of interest and all eBay users to browse through listed items in a fully-automated, topically-arranged, intuitive and easy-to-use online service that is available 24 hours a day, seven days a week. From inception through June 30, 1998, eBay hosted over 15 million auctions resulting in gross merchandise sales in excess of $340 million. During the first half of 1998, the number of registered eBay users grew from approximately 340,000 to over 850,000 and the number of simultaneous auctions being conducted through eBay increased from approximately 200,000 to over 500,000. As of August 31, 1998, the Company had over 1.0 million registered users and over 600,000 auctions listed in 1,085 categories. The Company believes that this critical mass of buyers, sellers and items listed for sale creates a cycle that helps eBay continue to grow its user base. Sellers are attracted to eBay as a result of the large number of potential buyers, and buyers in turn are attracted to eBay by the broad selection of goods listed on eBay. eBay provides buyers and sellers a place to socialize, to discuss topics of common interest and, ultimately, to conduct business in a compelling trading environment, thus fostering a large and growing commerce-oriented online community.

  The Internet offers for the first time the opportunity to create a compelling global marketplace for person-to-person trading--the exchange of goods between individuals. This trading has traditionally been conducted through trading forums, such as classified advertisements, collectibles shows, garage sales and flea markets, or through intermediaries, such as auction houses and local dealer shops. These markets are highly inefficient because: (i) their fragmented, regional nature makes it difficult and expensive for buyers and sellers to meet, exchange information and complete transactions; (ii) they offer a limited variety and breadth of goods; (iii) they often have high transaction costs from intermediaries; and (iv) they are information inefficient, as buyers and sellers lack a reliable and convenient means of setting prices for sales or purchases. Despite these inefficiencies, the Company believes that the market for traditional person-to-person trading in the U.S. through auctions and classified ads exceeded $50 billion in goods sold in 1997. An Internet-based centralized trading place can overcome the inefficiencies associated with traditional person-to-person trading by facilitating buyers and sellers meeting, listing items for sale, exchanging information, interacting with each other and, ultimately, consummating transactions. Through such a trading place, buyers can access a significantly broader selection of goods to purchase and sellers have the opportunity to sell their goods efficiently to a broader base of buyers. As a result, a significant market opportunity exists for an Internet-based centralized trading place that applies the unique attributes of the Internet to facilitate person-to-person trading.

  eBay offers Web users the opportunity to join the world's largest Internet-based, person-to-person trading community. Any visitor to eBay can browse among over 600,000 items for sale, many of which are unique or otherwise hard to find, organized across 1,085 product categories, facilitating easy exploration. Browsers and buyers can also search auction listings for specific items or search by category, keyword, seller name, recently-commenced auctions or auctions about to end. eBay's auction format fosters a sense of urgency among buyers to bid for goods and creates an entertaining and compelling trading environment. Within minutes of registering as an eBay user, a seller can immediately list an item for sale, identify a minimum price for opening bids and specify how long the auction will last. Sellers pay a nominal placement fee for an item based on the seller's minimum price for the item, ranging from $0.25 to $2.00, and can highlight their auction for additional fees, ranging from $2.00 to $49.95. At the end of the auction period, if a bid exceeds the seller's minimum price, eBay automatically notifies the buyer and seller via email and then the buyer and seller consummate the transaction independently of eBay. At the time of notification, eBay charges the seller a success fee that steps down from 5% to 1.25% based on the closing price of the item. Buyers are not charged for making bids or purchases through eBay. At no point during the process does the Company take possession of either the item being sold or the buyer's payment for the item. Following completion of a transaction, each user is encouraged to submit compliments or criticism to the trading profile of his or her trading partner on eBay's "Feedback Forum." This Feedback Forum, which was pioneered by eBay, is intended to reduce the anonymity and uncertainty of dealing with an unknown trading partner and to help overcome initial user hesitancy when trading over the Web. eBay's Feedback Forum and comprehensive community services, such as chat rooms, bulletin boards and email, are designed to foster safe, direct interaction between buyers and sellers with similar interests, thus promoting a sense of community among users and encouraging consumer loyalty and repeat usage. These benefits have contributed to the successful completion of well over 50% of all auctions listed on eBay since inception.

  eBay's objective is to enhance its position as the world's leading online person-to-person trading community. Key elements of the Company's strategy include: (i) growing the eBay community and eBay brand, both to attract new members and to maintain the vitality of the eBay community; (ii) broadening eBay's trading platform by growing existing product categories, promoting new product categories and expanding internationally; (iii) fostering eBay community affinity; (iv) enhancing eBay site features and functionality through the introduction of personalization features, new auction formats and category-specific content; (v) introducing pre- and post-trade value-added services, such as shipping and third-party escrow services; and (vi) building on its unique business model, which does not require it to carry inventory or maintain a sales force, to grow its business.

  The Company was formed as a sole proprietorship in September 1995, incorporated in California in May 1996 and reincorporated in Delaware in April 1998. The Company's principal executive offices are located at 2005 Hamilton Avenue, Suite 350, San Jose, California 95125. The Company's telephone number is (408) 369-4830 and its Web site is located at www.ebay.com. Information contained on the Company's Web site shall not constitute a part of this Prospectus. Upon completion of this offering (assuming no exercise of the Underwriters' over-allotment option), new public investors purchasing shares in this offering will hold approximately 8.8% of the outstanding Common Stock of the Company and the Company's executive officers and directors (and their affiliates) will, in the aggregate own approximately 86.6% of the Company's outstanding Common Stock.

                                EBAY FOUNDATION

  In June 1998, the Company established a charitable fund known as the eBay Foundation, which is administered by the Community Foundation Silicon Valley. To capitalize this foundation, eBay donated 107,250 shares of Common Stock to the Community Foundation Silicon Valley on behalf of the eBay Foundation. The Community Foundation Silicon Valley is selling 10,725 shares of Common Stock in this offering on behalf of the eBay Foundation. Through the Community Foundation Silicon Valley, the eBay Foundation will make grants to charitable organizations. The Company intends to involve the members of the eBay community in determining the charitable purposes to which proceeds from the sale of these shares will be devoted. See "Business--The eBay Service--Community Service."

                                  THE OFFERING

 Common Stock offered by the Company...  3,489,275 shares
 Common Stock offered by the Selling
  Stockholder on behalf of the eBay
  Foundation...........................     10,725 shares
 Common Stock to be outstanding after   39,739,073 shares(1)
  this offering........................
 Use of proceeds....................... For capital expenditures, to repay indebtedness and for general corporate
                                        purposes, including working capital.
                                        See "Use of Proceeds."
 Proposed Nasdaq National Market sym-   "EBAY"
  bol..................................

                         SUMMARY FINANCIAL INFORMATION
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                   SIX MONTHS
                                                  YEAR ENDED         ENDED
                                                 DECEMBER 31,       JUNE 30,
                                                --------------- ----------------
                                                 1996    1997    1997     1998
                                                ------- ------- ------- --------
STATEMENT OF INCOME DATA:
 Net revenues.................................. $   372 $ 5,744 $ 1,658 $ 14,922
 Gross profit..................................     358   4,998   1,498   13,186
 Income from operations........................     253   1,487     844    2,691
 Net income....................................     148     874     486      215
 Net income per share(2):
  Basic........................................ $  0.07 $  0.11 $  0.08 $   0.02
  Weighted average shares--basic...............   2,125   7,438   6,163   10,711
  Diluted...................................... $  0.01 $  0.03 $  0.02 $   0.01
  Weighted average shares--diluted.............  14,315  27,553  25,811   34,231
 Pro forma net income per share(3):
  Basic........................................         $  0.06         $   0.01
  Weighted average shares--basic...............          14,591           19,145
  Diluted......................................         $  0.03         $   0.01
  Weighted average shares--diluted.............          27,553           34,231
SUPPLEMENTAL OPERATING DATA:
 Number of registered users at end of period...      41     341     150      851
 Gross merchandise sales(4).................... $ 7,279 $95,271 $26,967 $243,746
 Number of auctions listed.....................     289   4,394   1,237   10,793

                                                     JUNE 30, 1998
                                         --------------------------------------
                                                                  PRO FORMA
                                         ACTUAL  PRO FORMA(5) AS ADJUSTED(5)(6)
                                         ------- ------------ -----------------
BALANCE SHEET DATA:
 Cash and cash equivalents.............. $10,716   $10,716         $57,985
 Working capital........................   8,803     8,803          56,344
 Total assets...........................  19,815    19,815          67,084
 Debt and leases, long-term portion.....     167       167               8
 Series B Mandatorily Redeemable Con-
  vertible Preferred Stock..............   5,157        --              --
 Total stockholders' equity.............   9,122    14,279          61,979

--------

(1) Based on shares of Common Stock outstanding as of June 30, 1998. Excludes
    (i) 1,071,162 shares of Common Stock issuable upon the exercise of stock options outstanding as of June 30, 1998, at a weighted average per share exercise price of $3.52, under the Company's 1996 Stock Option Plan (the "1996 Plan"), the Company's 1997 Stock Option Plan (the "1997 Plan") and option grants outside of the 1996 Plan and 1997 Plan, (ii) 961,500 shares of Common Stock available for future grant as of June 30, 1998 under the 1997 Plan, (iii) an additional 4,700,000 shares available for future grant or issuance under the Company's 1998 Equity Incentive Plan (the "Equity Incentive Plan") and 1998 Directors Stock Option Plan (the "Directors Plan") and (iv) 300,000 shares available for issuance under the Company's 1998 Employee Stock Purchase Plan (the "Purchase Plan") which number is subject to automatic annual increases up to a maximum of an aggregate 1,500,000 shares during the term of the Purchase Plan. Subsequent to June 30, 1998, the Company granted options to purchase an additional 1,759,752 shares of Common Stock and all of the 961,500 shares of Common Stock available for future grant as of June 30, 1998 under the 1997 Plan currently are subject to outstanding options. In August 1998, the Company increased the number of shares reserved under the 1997 Plan by 500,000, which means that an aggregate of 5,301,748 shares will be available for future grant or issuance under the Company's various employee benefit plans immediately following this offering. See "Capitalization," "Management-- Director Compensation," "Management--Employee Benefit Plans," "Description of Capital Stock" and Notes 8, 9, 10 and 11 of Notes to Consolidated Financial Statements.
(2) See Note 1 of Notes to Consolidated Financial Statements for a description of the method used to compute basic and diluted net income per share.
(3) Pro forma net income per share gives effect to the conversion of all outstanding shares of the Company's Series A Convertible Preferred Stock and Series B Mandatorily Redeemable Convertible Preferred Stock into Common Stock upon the closing of this offering as if such conversion had occurred on January 1, 1997, or the date of original issuance, if later. See Note 1 of Notes to Consolidated Financial Statements for a description of the method used to compute pro forma basic and diluted net income per share.
(4) Represents the aggregate sales prices of all goods for which an auction was successfully concluded (i.e., there was at least one bid above the seller's specified minimum price or reserve price, whichever was higher).
(5) Gives effect to the conversion of all outstanding shares of the Company's Series A Convertible Preferred Stock and Series B Mandatorily Redeemable Convertible Preferred Stock into Common Stock upon the closing of this offering. See "Capitalization."
(6) Adjusted to give effect to the sale of the 3,489,275 shares of Common Stock offered by the Company hereby, at an assumed initial public offering price of $15.00 per share and after deducting the estimated underwriting discount and estimated offering expenses, and the application of the net proceeds therefrom. See "Use of Proceeds" and "Capitalization."

                                 RISK FACTORS

  This offering involves a high degree of risk. In addition to the other information set forth in this Prospectus, the following risk factors should be considered carefully in evaluating the Company and its business before purchasing any of the shares of Common Stock of the Company. This Prospectus contains certain forward-looking statements that involve risks and uncertainties, such as statements of the Company's plans, objectives, expectations and intentions. When used in this Prospectus, the words "expects," "anticipates," "intends" and "plans" and similar expressions are intended to identify certain of these forward-looking statements. The cautionary statements made in this Prospectus should be read as being applicable to all related forward-looking statements wherever they appear in this Prospectus. The Company's actual results could differ materially from those discussed in this Prospectus. Factors that could cause or contribute to such differences include those discussed below, as well as those discussed elsewhere in this Prospectus.

LIMITED OPERATING HISTORY

  The Company was formed as a sole proprietorship in September 1995 and incorporated in May 1996. Thus, it has only a limited operating history on which to base an evaluation of its business and prospects. The Company's prospects must be considered in light of the risks, uncertainties, expenses and difficulties frequently encountered by companies in their early stages of development, particularly companies in new and rapidly evolving markets such as online commerce. To address these risks and uncertainties, the Company must, among other things, maintain and increase the number of its registered users, items listed on its service, completed auctions, maintain and enhance its brand, implement and execute its business and marketing strategy successfully, continue to develop and upgrade its technology and information-processing systems, continue to enhance the eBay service to meet the needs of a changing market, provide superior customer service, respond to competitive developments and attract, integrate, retain and motivate qualified personnel. There can be no assurance that the Company will be successful in accomplishing all of these things, and the failure to do so could have a material adverse effect on the Company's business, results of operations and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

NO ASSURANCE OF CONTINUED PROFITABILITY

  The Company believes that its continued growth and profitability will depend in large part on its ability to (i) increase its brand name awareness, (ii) provide its customers with superior community and trading experiences and
(iii) maintain sufficient transaction volume to attract buyers and sellers. Accordingly, the Company intends to invest heavily in marketing and promotion, further development of the eBay auction Web site, technology and operating infrastructure development. Although the Company has experienced significant revenue growth and significant growth in the number of its registered users and items listed for auction in recent periods, such growth rates are not sustainable and will decrease in the future. In view of the rapidly evolving nature of the Company's business and its limited operating history, the Company believes that period-to-period comparisons of its operating results are not necessarily meaningful and should not be relied upon as indications of future performance. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

POTENTIAL FLUCTUATIONS IN RESULTS OF OPERATIONS

  The Company's operating results have varied on a quarterly basis during its short operating history and may fluctuate significantly as a result of a variety of factors, many of which are outside the Company's control. Factors that may affect the Company's quarterly operating results include: (i) the Company's ability to retain an active user base, attract new users who list items for sale and who complete transactions through its service, and maintain customer satisfaction;
(ii) the Company's ability to manage the number of items listed on its service; (iii) the announcement or introduction of new sites, services and products by the Company or its competitors; (iv) the success of the Company's brand building and marketing campaigns; (v) price competition; (vi) the level of use of the Internet and online services; (vii) increasing consumer confidence in and acceptance of the Internet and other online services for commerce and, in particular, the trading of products such as those listed on eBay; (viii) consumer confidence in the security of transactions over the Internet; (ix) the Company's ability to upgrade and develop its systems and infrastructure to accommodate growth; (x) the Company's ability to attract new personnel in a timely and effective manner; (xi) the volume of items listed on the Company's Web site; (xii) the timing, cost and availability of advertising in traditional media and on other Web sites and online services; (xiii) technical difficulties or service interruptions; (xiv) the amount and timing of operating costs and capital expenditures relating to expansion of the Company's business, operations and infrastructure; (xv) consumer trends and popularity of certain categories of collectible items; (xvi) volume, size, timing and completion rate of trades on eBay; (xvii) governmental regulation by Federal or local governments; and (xviii) general economic conditions as well as economic conditions specific to the Internet and online commerce industries.

  As a result of the Company's limited operating history and the emerging nature of the markets in which it competes, it is difficult for the Company to forecast its revenues or earnings accurately. In addition, the Company has no backlog and a significant portion of the Company's net revenues for a particular quarter are derived from auctions that are listed and completed during that quarter. The Company's current and future expense levels are based largely on its investment plans and estimates of future revenues and are, to a large extent, fixed. The Company may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall. Accordingly, any significant shortfall in revenues relative to the Company's planned expenditures would have an immediate adverse effect on the Company's business, results of operations and financial condition. Further, as a strategic response to changes in the competitive environment, the Company may from time to time make certain pricing, service or marketing decisions that could have a material adverse effect on its business, results of operations and financial condition.

  Due to the foregoing factors, the Company's quarterly revenues and operating results are difficult to forecast. The Company believes that period-to-period comparisons of its operating results may not be meaningful and should not be relied upon as an indication of future performance. In addition, it is likely that in one or more future quarters the Company's operating results will fall below the expectations of securities analysts and investors. In such event, the trading price of the Common Stock would almost certainly be materially adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

SEASONAL FLUCTUATIONS IN RESULTS OF OPERATIONS

  The Company believes that its results of operations are somewhat seasonal in nature, with fewer auctions listed around the Thanksgiving and Christmas holidays in the fourth quarter. The Company's limited operating history, however, makes it difficult to fully assess the impact of these seasonal factors or whether or not its business is susceptible to cyclical fluctuations in the U.S. economy. In addition, the Company believes that its rapid growth may have overshadowed whatever seasonal or cyclical factors might have influenced its business to date. There can be no assurance that seasonal or cyclical variations in the Company's operations will not become more pronounced over time or that they will not materially adversely affect its results of operations in the future. Moreover, consumer "fads" and other changes in consumer trends may cause significant fluctuations in the Company's operating results from one quarter to the next. See "--Risks Related to Consumer Trends."

MANAGEMENT OF POTENTIAL GROWTH

  The Company is currently experiencing a period of significant expansion and anticipates that further expansion will be required to address potential growth in its customer base and market opportunities. This expansion has placed, and is expected to continue to place, a significant strain on the Company's management, operational and financial resources. From inception to June 30, 1998, the Company expanded from one to 76 employees. Certain members of the Company's management, including the Company's President and Chief Executive Officer and Senior Vice President of Marketing have joined the Company in 1998. The Company's new employees include a number of key managerial, marketing, planning, technical and operations personnel who have not yet been fully integrated into the Company, and the Company expects to add additional key personnel in the near future. To manage the expected growth of its operations and personnel, the Company will be required to improve existing and implement new transaction processing, operational and financial systems, procedures and controls, and to expand, train and manage its growing employee base. The Company also will be required to expand its finance, administrative and operations staff. Further, the Company may be required to enter into relationships with various strategic partners, Web sites and other online service providers and other third parties necessary to the Company's business. There can be no assurance that the Company's current and planned personnel, systems, procedures and controls will be adequate to support the Company's future operations, that management will be able to hire, train, retain, motivate and manage required personnel or that Company management will be able to identify, manage and exploit existing and potential strategic relationships and market opportunities. The failure of the Company to manage growth effectively could have a material adverse effect on the Company's business, results of operations and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business-- Employees."

DEPENDENCE ON KEY PERSONNEL

  The Company's performance is substantially dependent on the continued services and on the performance of its senior management and other key personnel. The Company's performance also depends on the Company's ability to retain and motivate its other officers and key employees. The loss of the services of any of its executive officers or other key employees could have a material adverse effect on the Company's business, results of operations and financial condition. The Company does not have long-term employment agreements with any of its key personnel and maintains no "key person" life insurance policies. The Company's future success also depends on its ability to identify, attract, hire, train, retain and motivate other highly skilled technical, managerial, marketing and customer service personnel. Competition for such personnel is intense, and there can be no assurance that the Company will be able to successfully attract, integrate or retain sufficiently qualified personnel. In particular, the Company has encountered difficulties in attracting a sufficient number of qualified software developers for its Web site and transaction processing systems, and there can be no assurance that the Company will be able to retain and attract such developers. The failure to retain and attract the necessary personnel could have a material adverse effect on the Company's business, results of operations and financial condition. See "Business--Employees" and "Management."

DEPENDENCE ON CONTINUED GROWTH OF DEVELOPING ONLINE PERSON-TO-PERSON COMMERCE MARKET

  The market for the sale of goods over the Internet, particularly through person-to-person trading, is a new and emerging market. The Company's future revenues and profits are substantially dependent upon the widespread acceptance and use of the Internet and other online services as a medium for commerce by consumers. Rapid growth in the use of and interest in the Web, the Internet and other online services is a recent phenomenon and there can be no assurance that this acceptance and use will continue to develop or that a sufficiently broad base of consumers will adopt, and continue to use, the Internet as a medium of commerce. Demand and market acceptance for recently introduced services and products over the Internet are subject to a high level of uncertainty, and there exist few proven services and products. Growth in the Company's user base relies on obtaining consumers who have historically used traditional means of commerce to purchase goods. For the Company to be successful, these consumers must accept and use novel ways of conducting business and exchanging information.

  In addition, the Internet may not be commercially viable in the long term for a number of reasons, including potentially inadequate development of the necessary network infrastructure or delayed development of enabling technologies, performance improvements and security measures. To the extent that the Internet continues to experience significant growth in the number of users, their frequency of use or their bandwidth requirements, there can be no assurance that the infrastructure for the Internet and other online services will be able to support the demands placed upon them. In addition, the Internet or other online services could lose their viability due to delays in the development or adoption of new standards and protocols required to handle increased levels of Internet or other online service activity, or due to increased governmental regulation. Changes in or insufficient availability of telecommunications services to support the Internet or other online services also could result in slower response times and adversely affect usage of the Internet and other online services generally and the eBay service in particular. If use of the Internet and other online services does not continue to grow or grows more slowly than expected, if the infrastructure for the Internet and other online services does not effectively support growth that may occur, or if the Internet and other online services do not become a viable commercial marketplace, the Company's business, results of operations and financial condition would be materially adversely affected.

RISK OF CAPACITY CONSTRAINTS

  The Company seeks to generate a high volume of traffic and transactions on the eBay service. Accordingly, the satisfactory performance, reliability and availability of the Company's Web site, processing systems and network infrastructure are critical to the Company's reputation and its ability to attract and retain large numbers of users who bid for or sell items on its service while maintaining adequate customer service levels. The Company's revenues depend on the number of items listed by users, the volume of user auctions that are successfully completed and the final prices paid for the items listed. Any system interruptions that result in the unavailability of the Company's service or reduced customer activity would reduce the volume of items listed and auctions completed and could affect the average selling price of the items. Interruptions of service may also diminish the attractiveness of the Company and its services. The Company has experienced periodic system interruptions, which it believes will continue to occur from time to time. Any substantial increase in the volume of traffic on the Company's Web site or in the number of auctions being conducted by customers will require the Company to expand and upgrade its technology, transaction processing systems and network infrastructure. There can be no assurance that the Company will be able to accurately project the rate or timing of increases, if any, in the use of the eBay service or timely expand and upgrade its systems and infrastructure to accommodate such increases in a timely manner. Any failure to expand or upgrade its systems could have a material adverse effect on the Company's business, results of operations and financial condition.

  The Company uses internally developed systems to operate its service and for transaction processing, including billing and collections processing. The Company must continually enhance and improve these systems in order to accommodate the level of use of eBay. Furthermore, in the future, the Company may add additional features and functionality to its services that would result in the need to develop or license additional technologies. The Company's inability to add additional software and hardware or to develop and further upgrade its existing technology, transaction processing systems or network infrastructure to accommodate increased traffic on the eBay service or increased transaction volume through its processing systems or to provide new features or functionality may cause unanticipated system disruptions, slower response times, degradation in levels of customer service, impaired quality of the user's experience on the eBay service, and delays in reporting accurate financial information. There can be no assurance that the Company will be able in a timely manner to effectively upgrade and expand its systems or to integrate smoothly any newly developed or purchased technologies with its existing systems. Any inability to do so would have a material adverse effect on the Company's business, results of operations and financial condition. See "--Risk of System Failures" and "Business--Operations and Technology."

RISK OF SYSTEM FAILURES

  The Company's success, and in particular its ability to facilitate trades successfully and provide high quality customer service, depends on the efficient and uninterrupted operation of its computer and communications hardware systems. Substantially all of the Company's computer hardware for operating the eBay service is currently located at the facilities of Exodus Communications, Inc. ("Exodus") in Santa Clara, California. These systems and operations are vulnerable to damage or interruption from earthquakes, floods, fires, power loss, telecommunication failures, break-ins, sabotage, intentional acts of vandalism and similar events. The Company does not presently have fully redundant systems, a formal disaster recovery plan or alternative providers of hosting services and does not carry sufficient business interruption insurance to compensate it for losses that may occur. Despite any precautions taken by, and planned to be taken by the Company, the occurrence of a natural disaster or other unanticipated problems at the Exodus facility could result in interruptions in the services provided by the Company. In addition, the failure by Exodus to provide the data communications capacity required by the Company, as a result of human error, natural disaster or other operational disruption, could result in interruptions in the Company's service. Any damage to or failure of the systems of the Company could result in reductions in, or terminations of, the eBay service, which could have a material adverse effect on the Company's business, results of operations and financial condition.

  In the case of frequent or persistent system failures, the Company's reputation and name brand could be materially adversely affected. Although the Company has implemented certain network security measures, its servers are also vulnerable to computer viruses, physical or electronic break-ins and similar disruptions, which could lead to interruptions, delays, loss of data or the inability to complete customer auctions. In addition, although the Company works to prevent unauthorized access to Company data, it is impossible to eliminate this risk completely. The occurrence of any and all of these events could have a material adverse effect on the Company's business, results of operations and financial condition. See "Business--Operations and Technology" and "--Facilities."

INTENSE COMPETITION

  The market for person-to-person trading over the Internet is new, rapidly evolving and intensely competitive, and the Company expects competition to intensify further in the future. Barriers to entry are relatively low, and current and new competitors can launch new sites at a relatively low cost using commercially-available software. The Company currently or potentially competes with a number of other companies. The Company's direct competitors include various online person-to-person auction services, including Yahoo! Auctions Powered by Onsale; Auction Universe, a Times-Mirror Company; Excite, Inc. ("Excite"); and a number of other small services, including those that serve specialty markets. The Company also competes indirectly with business-to-consumer online auction services such as Onsale, First Auction, ZAuction and Surplus Auction. The Company potentially faces competition from a number of large online communities and services that have expertise in developing online commerce and in facilitating online person-to-person interaction. Certain of these potential competitors, including Amazon.com, America Online, Inc. ("AOL") and Microsoft Corporation ("Microsoft"), currently offer a variety of business-to-consumer trading services and classified ad services and certain of these companies may introduce person-to-person trading to their large user populations. Other large companies with strong brand recognition and experience in online commerce, such as Cendant Corporation, QVC and large newspaper or media companies may also seek to compete in the online auction market. Competitive pressures created by any one of these companies, or by the Company's competitors collectively, could have a material adverse effect on the Company's business, results of operations and financial condition.

  The Company believes that the principal competitive factors in its market are volume and selection of goods, population of buyers and sellers, community cohesion and interaction, customer service, reliability of delivery and payment by users, brand recognition, Web site convenience and accessibility, price, quality of search tools and system reliability. Certain of the Company's current and many of the Company's potential competitors have longer operating histories, larger customer bases, greater brand recognition in other business and Internet markets and significantly greater financial, marketing, technical and other resources than the Company. In addition, other online trading services may be acquired by, receive investments from or enter into other commercial relationships with larger, well-established and well-financed companies as use of the Internet and other online services increases. Therefore, certain of the Company's competitors with other revenue sources may be able to devote greater resources to marketing and promotional campaigns, adopt more aggressive pricing policies and devote substantially more resources to Web site and systems development than the Company or may try to attract traffic by offering services for free. Increased competition may result in reduced operating margins, loss of market share and diminished value in the Company's brand. There can be no assurance that the Company will be able to compete successfully against current and future competitors. Further, as a strategic response to changes in the competitive environment, the Company may, from time to time, make certain pricing, service or marketing decisions or acquisitions that could have a material adverse effect on its business, results of operations and financial condition. New technologies and the expansion of existing technologies may increase the competitive pressures on the Company by enabling the Company's competitors to offer a lower-cost service. Certain Web-based applications that direct Internet traffic to certain Web sites may channel users to trading services that compete with the Company. Although the Company has established Internet traffic arrangements with several large online services and search engine companies, there can be no assurance that these arrangements will be renewed on commercially reasonable terms or that they will otherwise continue to result in increased usage of the eBay service. In addition, companies that control access to transactions through network access or Web browsers could promote the Company's competitors or charge the Company substantial fees for inclusion. Any and all of these events could have a material adverse effect on the Company's business, results of operations and financial condition. See "Business--Competition."

RISKS ASSOCIATED WITH BRAND DEVELOPMENT

  The Company believes that its historical growth has been largely attributable to word-of-mouth. Despite this historical organic growth, the Company believes that continuing to strengthen its brand is critical to achieving widespread acceptance of eBay, particularly in light of the competitive nature of the Company's market. Promoting and positioning its brand will depend largely on the success of the Company's marketing efforts and the ability of the Company to provide high quality services. In order to promote its brand, the Company will need to increase its marketing budget and otherwise increase its financial commitment to creating and maintaining brand loyalty among users. There can be no assurance that brand promotion activities will yield increased revenues or that any such revenues would offset the expenses incurred by the Company in building its brand. Further, there can be no assurance that any new users attracted to eBay will conduct transactions over eBay on a regular basis. If the Company fails to promote and maintain its brand or incurs substantial expenses in an attempt to promote and maintain its brand or if the Company's existing or future strategic relationships fail to promote the Company's brand or increase brand awareness, the Company's business, results of operations and financial condition would be materially adversely affected. See "Business--eBay Strategy."

RAPID TECHNOLOGICAL CHANGE

  The market in which the Company competes is characterized by rapidly changing technology, evolving industry standards, frequent new service and product announcements, introductions and enhancements and changing customer demands. These market characteristics are exacerbated by the emerging nature of the Web and the apparent need of companies from a multitude of industries to offer Web-based products and services. Accordingly, the Company's future success will depend on its ability to adapt to rapidly changing technologies, to adapt its services to evolving industry standards and to continually improve the performance, features and reliability of its service in response to competitive service and product offerings and evolving demands of the marketplace. The failure of the Company to adapt to such changes would have a material adverse effect on the Company's business, results of operations and financial condition. In addition, the widespread adoption of new Internet, networking or telecommunications technologies or other technological changes could require substantial expenditures by the Company to modify or adapt its services or infrastructure, which could have a material adverse effect on the Company's business, results of operations and financial condition. See "Business--Operations and Technology."

RISKS ASSOCIATED WITH NEW SERVICES, FEATURES AND FUNCTIONS

  The Company plans to expand its operations by developing and promoting new or complementary services, products or transaction formats or expanding the breadth and depth of services. There can be no assurance that the Company would be able to expand its operations in a cost-effective or timely manner or that any such efforts would maintain or increase overall market acceptance. Furthermore, any new business or service launched by the Company that is not favorably received by consumers could damage the Company's reputation and diminish the value of its brand name. Expansion of the Company's operations in this manner would also require significant additional expenses and development, operations and other resources and would strain the Company's management, financial and operational resources. The lack of market acceptance of such services or the Company's inability to generate satisfactory revenues from such expanded services to offset their cost could have a material adverse effect on the Company's business, results of operations and financial condition.

RISKS RELATED TO CONSUMER TRENDS

  The Company derives substantially all of its revenues from fees from sellers for listing products for sale on its service and fees from successfully completed auctions. The Company's future revenues will depend upon continued demand for the types of goods that are listed by users of the eBay service. The popularity of certain categories of items, such as toys, dolls and memorabilia, among consumers may vary over time due to perceived scarcity, subjective value, and societal and consumer trends in general. For example during the three months ended June 30, 1998, the Company had, at times, over 30,000 simultaneous auctions listed in its "Beanie Babies" category. A decline in the popularity of, or demand for, certain collectibles or other items sold through the eBay service could reduce the overall volume of transactions on the eBay service, resulting in reduced revenues. In addition, certain consumer "fads" may temporarily inflate the volume of certain types of items listed on the eBay service, placing a significant strain upon the Company's infrastructure and transaction capacity. These trends may also cause significant fluctuations in the Company's operating results from one quarter to the next. Any decline in demand for the goods offered through the eBay service as a result of changes in consumer trends could have a material adverse effect on the Company's business, results of operations and financial condition.

RISKS ASSOCIATED WITH CERTAIN ACTIVITIES ON THE COMPANY'S SERVICE

  The law relating to the liability of providers of online services for activities of their users on the service is currently unsettled. While the Company does not pre-screen the types of goods offered on eBay, the Company is aware that certain goods, such as alcohol, tobacco, firearms, adult material and other goods that may be subject to regulation by local, state or federal authorities have been traded on the eBay service. There can be no assurance that the Company will be able to prevent the unlawful exchange of goods on its service or that it will successfully avoid civil or criminal liability for unlawful activities carried out by users through the Company's service. The imposition upon the Company of potential liability for unlawful activities of users of the eBay service could require the Company to implement measures to reduce its exposure to such liability, which may require, among other things, the Company to spend substantial resources and/or or to discontinue certain service offerings. Any costs incurred as a result of such liability or asserted liability could have a material adverse effect on the Company's business, results of operations and financial condition. See "Business-- Government Regulation."

  In addition, the Company's success depends largely upon sellers reliably delivering and accurately representing the listed goods and buyers paying the agreed purchase price. The Company takes no responsibility for delivery of payment or goods to any user of the eBay service. The Company has received in the past, and anticipates that it will receive in the future, communications from users who did not receive the purchase price or the goods that were to have been exchanged. While the Company can suspend the accounts of users who fail to fulfill their delivery obligations to other users, the Company, beyond crediting sellers with the amount of their fees in certain circumstances, does not have the ability to otherwise require users to make payments or deliver goods and the Company does not compensate users who believe they have been defrauded by other users. The Company also from time to time receives complaints from buyers as to the quality of the goods purchased. Although the Company has attempted to reduce its liability to buyers for unfulfilled transactions or other claims related to the quality of the purchased goods and although the average transaction size is approximately $40.00, the Company may in the future receive additional requests from users requesting reimbursement or threatening legal action against the Company if no reimbursement is made. Any resulting litigation could be costly for the Company, divert management attention and could result in increased costs of doing business, or otherwise have a material adverse effect on the Company's business, results of operations and financial condition. Any negative publicity generated as a result of fraudulent or deceptive conduct by users of eBay could damage the Company's reputation and diminish the value of its brand name, which could have a material adverse effect on the Company's business, results of operations and financial condition.

  The Company does not pre-screen the goods that are listed by users on eBay or the contents of their listings, which may include text and images. The Company has received in the past, and anticipates that it will receive in the future, communications alleging that certain items sold through the eBay service infringe third-party copyrights, trademarks or other intellectual property rights. While the Company's user policy prohibits the sale of goods which may infringe third-party intellectual property rights and the Company is empowered to suspend the account of any user who infringes third-party intellectual property rights, there can be no assurance that an allegation of infringement will not result in litigation against the Company. Any such litigation could be costly for the Company and could result in increased costs of doing business, or could in some other manner have a material adverse effect on the Company's business, results of operations and financial condition. See "Business--The eBay Service."

ONLINE COMMERCE SECURITY RISKS

  A significant barrier to online commerce and communications is the secure transmission of confidential information over public networks. Currently, a significant number of eBay users authorize the Company to bill their credit card accounts directly for all transaction fees charged by the Company. The Company relies on encryption and authentication technology licensed from third parties to provide the security and authentication technology to effect secure transmission of confidential information, including customer credit card numbers. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography, or other events or developments will not result in a compromise or breach of the technology used by the Company to protect customer transaction data. If any such compromise of the Company's security were to occur, it could have a material adverse effect on the Company's reputation and, therefore, on its business, results of operations and financial condition. Furthermore, a party who is able to circumvent the Company's security measures could misappropriate proprietary information or cause interruptions in the Company's operations. The Company may be required to expend significant capital and other resources to protect against such security breaches or to alleviate problems caused by such breaches. Concerns over the security of transactions conducted on the Internet and other online services and the privacy of users may also inhibit the growth of the Internet and other online services generally, and the Web in particular, especially as a means of conducting commercial transactions. To the extent that activities of the Company involve the storage and transmission of proprietary information, such as credit card numbers, security breaches could damage the Company's reputation and expose the Company to a risk of loss or litigation and possible liability. The Company's insurance policies carry low coverage limits, which may not be adequate to reimburse the Company for losses caused by security breaches. There can be no assurance that the Company's security measures will prevent security breaches or that failure to prevent such security breaches will not have a material adverse effect on the Company's business, results of operations and financial condition. See "Business--Operations and Technology."

RISKS ASSOCIATED WITH ACQUISITIONS

  If appropriate opportunities present themselves, the Company intends to acquire businesses, technologies, services or products that the Company believes are strategic. For example, the Company recently acquired Jump Incorporated ("Jump") the developer and operator of Up4Sale, an advertising-supported online trading service for an aggregate transaction value of approximately $2.3 million. The Company currently has no understandings, commitments or agreements with respect to any other material acquisition and no other material acquisition is currently being pursued. There can be no assurance that the Company will be able to identify, negotiate or finance future acquisitions successfully, or to integrate such acquisitions with its current business. The process of integrating an acquired business, technology, service or product into the Company may result in unforeseen operating difficulties and expenditures and may absorb significant management attention that would otherwise be available for ongoing development of the Company's business. Moreover, there can be no assurance that the anticipated benefits of any acquisition, including Jump, will be realized. Future acquisitions could result in potentially dilutive issuances of equity securities, the incurrence of debt, contingent liabilities and/or amortization expenses related to goodwill and other intangible assets, which could materially adversely affect the Company's business, results of operations and financial condition. Any such future acquisitions of other businesses, technologies, services or products might require the Company to obtain additional equity or debt financing, which might not be available on terms favorable to the Company, or at all, and such financing, if available, might be dilutive. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Acquisition of Jump."

DEPENDENCE ON THE WEB INFRASTRUCTURE

  The success of the eBay service will depend in large part upon the development and maintenance of the Web infrastructure, such as a reliable network backbone with the necessary speed, data capacity and security, or timely development of complementary products such as high speed modems, for providing reliable Web access and services. Because global commerce and the online exchange of information is new and evolving, it is difficult to predict with any assurance whether the Web will prove to be a viable commercial marketplace in the long term. The Web has experienced, and is expected to continue to experience, significant growth in the numbers of users and amount of traffic. To the extent that the Web continues to experience increased numbers of users, frequency of use or increased bandwidth requirements of users, there can be no assurance that the Web infrastructure will continue to be able to support the demands placed on it by this continued growth or that the performance or reliability of the Web will not be adversely affected. Furthermore, the Web has experienced a variety of outages and other delays as a result of damage to portions of its infrastructure, and could face such outages and delays in the future, including outages and delays resulting from the inability of certain computers or software to distinguish dates in the 21st century from dates in the 20th century. See "--Year 2000 Implications." These outages and delays could adversely affect the level of Web usage and also the level of traffic and the processing of auctions on eBay. In addition, the Web could lose its viability due to delays in the development or adoption of new standards and protocols to handle increased levels of activity or due to increased governmental regulation. There can be no assurance that the infrastructure or complementary products or services necessary to make the Web a viable commercial marketplace for the long term will be developed or that if they are developed, that the Web will become a viable commercial marketplace for services such as those offered by the Company. If the necessary infrastructure, standard or protocols or complementary products, services or facilities are not developed, or if the Web does not become a viable commercial marketplace, the Company's business, results of operations and financial condition will be materially and adversely affected. Even if the infrastructure, standards or protocols or complementary products, services or facilities are developed and the Web becomes a viable commercial marketplace in the long term, the Company might be required to incur substantial expenditures in order to adapt its service to changing Web technologies, which could have a material adverse effect on the Company's business, results of operations and financial condition. See "Business--Industry Background."

RISKS ASSOCIATED WITH INFORMATION DISSEMINATED THROUGH THE COMPANY'S SERVICE

  The law relating to the liability of online services companies for information carried on or disseminated through their services is currently unsettled. It is possible that claims could be made against online services companies under both United States and foreign law for defamation, libel, invasion of privacy, negligence, copyright or trademark infringement, or other theories based on the nature and content of the materials disseminated through their services. Several private lawsuits seeking to impose such liability upon other online services companies are currently pending. In addition, legislation has been proposed that imposes liability for or prohibits the transmission over the Internet of certain types of information. The eBay service features a Feedback Forum, which includes information from users regarding the reliability of other users in promptly paying or delivering goods sold in an auction transaction. Although all such feedback is generated by users and not by the Company, it is possible that a claim of defamation or other injury could be made against the Company for content posted in the Feedback Forum. The imposition upon the Company and other online services providers of potential liability for information carried on or disseminated through their services could require the Company to implement measures to reduce its exposure to such liability, which may require the Company to expend substantial resources and/or to discontinue certain service offerings. In addition, the increased attention focused upon liability issues as a result of these lawsuits and legislative proposals could impact the growth of Internet use. While the Company carries liability insurance, it may not be adequate to fully compensate the Company in the event the Company becomes liable for information carried on or disseminated through its service. Any costs not covered by insurance incurred as a result of such liability or asserted liability could have a material adverse effect on the Company's business, results of operations and financial condition. See "Business--Government Regulation" and "--Privacy Policy."

GOVERNMENTAL REGULATION AND LEGAL UNCERTAINTIES

  The Company is not currently subject to direct federal, state or local regulation, and laws or regulations applicable to access to or commerce on the Internet, other than regulations applicable to businesses generally. However, due to the increasing popularity and use of the Internet and other online services, it is possible that a number of laws and regulations may be adopted with respect to the Internet or other online services covering issues such as user privacy, freedom of expression, pricing, content and quality of products and services, taxation, advertising, intellectual property rights and information security. Although sections of the Communications Decency Act of 1996 (the "CDA")
that, among other things, proposed to impose criminal penalties on anyone distributing "indecent" material to minors over the Internet, were held to be unconstitutional by the U.S. Supreme Court, there can be no assurance that similar laws will not be proposed and adopted. Certain members of Congress have recently discussed proposing legislation that would regulate the distribution of "indecent" material over the Internet in a manner that they believe would withstand challenge on constitutional grounds. The nature of such similar legislation and the manner in which it may be interpreted and enforced cannot be fully determined and, therefore, legislation similar to the CDA could subject the Company and/or its customers to potential liability, which in turn could have an adverse effect on the Company's business, results of operations and financial condition. The adoption of any such laws or regulations might also decrease the rate of growth of Internet use, which in turn could decrease the demand for the eBay service or increase the cost of doing business or in some other manner have a material adverse effect on the Company's business, results of operations and financial condition. In addition, applicability to the Internet of existing laws governing issues such as property ownership, copyrights and other intellectual property issues, taxation, libel, obscenity and personal privacy is uncertain. The vast majority of such laws were adopted prior to the advent of the Internet and related technologies and, as a result, do not contemplate or address the unique issues of the Internet and related technologies. In addition, numerous states, including the State of California in which the Company's headquarters are located, have regulations regarding the manner in which "auctions" may be conducted and the liability of "auctioneers" in conducting such auctions. In April 1998, the Company was informally contacted by a member of the California State Attorney General's Office regarding the applicability of California's auction regulations to the Company. The Company informed the regulator that it does not believe that such regulations, which were adopted prior to the advent of the Internet, govern the operations of the Company's business nor have any claims been filed by any state implying that the Company is subject to such legislation. Although the Company has received no further communications from either the State of California, or any other state, no legal determination has been made with respect to the applicability of the California regulations to the Company's business to date and little precedent exists in this area. There can be no assurance, however, that a state will not attempt to impose these regulations upon the Company in the future or that such imposition will not have a material adverse effect on the Company's business, results of operations and financial condition.

  Several states have also proposed legislation that would limit the uses of personal user information gathered online or require online services to establish privacy policies. The Federal Trade Commission has also recently settled a proceeding with one online service regarding the manner in which personal information is collected from users and provided to third parties. Changes to existing laws or the passage of new laws intended to address these issues, including some recently proposed changes, could create uncertainty in the marketplace that could reduce demand for the services of the Company or increase the cost of doing business as a result of litigation costs or increased service delivery costs, or could in some other manner have a material adverse effect on the Company's business, results of operations and financial condition. In addition, because the Company's services are accessible worldwide, and the Company facilitates sales of goods to users worldwide, other jurisdictions may claim that the Company is required to qualify to do business as a foreign corporation in a particular state or foreign country. The Company is qualified to do business in two states in the United States, and failure by the Company to qualify as a foreign corporation in a jurisdiction where it is required to do so could subject the Company to taxes and penalties for the failure to qualify and could result in the inability of the Company to enforce contracts in such jurisdictions. Any such new legislation or regulation, or the application of laws or regulations from jurisdictions whose laws do not currently apply to the Company's business, could have a material adverse effect on the Company's business, results of operations and financial condition. See "Business--Government Regulation" and "--Privacy Policy."

  By letter dated August 3, 1998, the Company was notified by a state attorney general's office that it had received certain consumer complaints regarding the Company's advertising procedures. These complaints revolved around whether the Company was adequately informing its customers that it is merely a venue for online person-to-person auctions and does not act as a guarantor regarding the completion of such transactions on its site. Although the Company believes that it has made adequate disclosures on this point, there can be no assurance that this, or similar inquiries, will not ultimately result in the Company's incurring fines or penalties that could have a material adverse effect on its business or results of operations.

SALES AND OTHER TAXES

  The Company does not collect sales or other similar taxes in respect of goods sold by users through the eBay service. However, one or more states may seek to impose sales tax collection obligations on out-of-state companies such as the Company which engage in or facilitate online commerce, and a number of proposals have been made at the state and local level that would impose additional taxes on the sale of goods and services through the Internet. Such proposals, if adopted, could substantially impair the growth of electronic commerce, and could adversely affect the Company's opportunity to derive financial benefit from such activities. Moreover, a successful assertion by one or more states or any foreign country that the Company should collect sales or other taxes on the exchange of merchandise on its system could have a material adverse effect on the Company's business, results of operations and financial condition.

  Legislation limiting the ability of the states to impose taxes on Internet-based transactions has been proposed in the U.S. Congress. There can be no assurance that this legislation will ultimately be enacted into law or that the final version of this legislation will not contain a limited time period in which such tax moratorium will apply. In the event that the tax moratorium is imposed for a limited time period, there can be no assurance that the legislation will be renewed at the end of such period. Failure to enact or renew this legislation could allow various states to impose taxes on Internet-based commerce and the imposition of such taxes could have a material adverse affect on the Company's business, results of operations and financial condition.

RISKS ASSOCIATED WITH INTERNATIONAL OPERATIONS

  A component of the Company's strategy is to expand internationally. Expansion into the international markets will require management attention and resources. The Company has limited experience in localizing its service, and the Company believes that many of its competitors are also undertaking expansion into foreign markets. There can be no assurance that the Company will be successful in expanding into international markets. In addition to the uncertainty regarding the Company's ability to generate revenues from foreign operations and expand its international presence, there are certain risks inherent in doing business on an international basis, including, among others, regulatory requirements, legal uncertainty regarding liability, tariffs, and other trade barriers, difficulties in staffing and managing foreign operations, longer payment cycles, different accounting practices, problems in collecting accounts receivable, political instability, seasonal reductions in business activity and potentially adverse tax consequences, any of which could adversely affect the success of the Company's international operations. To the extent the Company expands its international operations and has additional portions of its international revenues denominated in foreign currencies, the Company could become subject to increased risks relating to foreign currency exchange rate fluctuations. There can be no assurance that one or more of the factors discussed above will not have a material adverse effect on the Company's future international operations and, consequently, on the Company's business, results of operations and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--eBay Strategy."

PROTECTION AND ENFORCEMENT OF INTELLECTUAL PROPERTY RIGHTS

  The Company regards the protection of its copyrights, service marks, trademarks, trade dress and trade secrets as critical to its future success and relies on a combination of copyright, trademark, service mark and trade secret laws and contractual restrictions to establish and protect its proprietary rights in products and services. The Company has entered into confidentiality and invention assignment agreements with its employees and contractors, and nondisclosure agreements with parties with which it conducts business in order to limit access to and disclosure of its proprietary information. There can be no assurance that these contractual arrangements or the other steps taken by the Company to protect its intellectual property will prove sufficient to prevent misappropriation of the Company's technology or to deter independent third-party development of similar technologies. The Company pursues the registration of its trademarks and service marks in the U.S. and internationally. Effective trademark, service mark, copyright and trade secret protection may not be available in every country in which the Company's services are made available online. The Company has licensed in the past, and expects that it may license in the future, certain of its proprietary rights, such as trademarks or copyrighted material, to third parties. While the Company attempts to ensure that the quality of the eBay brand is maintained by such licensees, there can be no assurance that such licensees will not take actions that might materially adversely affect the value of the Company's proprietary rights or reputation, which could have a material adverse effect on the Company's business, results of operations and financial condition. The Company also relies on certain technologies that it licenses from third parties, such as Oracle Corporation ("Oracle"), Microsoft and Sun Microsystems Inc. ("Sun"), the suppliers of key database technology, the operating system and specific hardware components for the eBay service. There can be no assurance that these third-party technology licenses will continue to be available to the Company on commercially reasonable terms. The loss of such technology could require the Company to obtain substitute technology of lower quality or performance standards or at greater cost, which could materially adversely affect the Company's business, results of operations and financial condition.

  To date, the Company has not been notified that its technologies infringe the proprietary rights of third parties, but there can be no assurance that third parties will not claim infringement by the Company with respect to past, current or future technologies. The Company expects that participants in its markets will be increasingly subject to infringement claims as the number of services and competitors in the Company's industry segment grows. Any such claim, whether meritorious or not, could be time-consuming, result in costly litigation, cause service upgrade delays or require the Company to enter into royalty or licensing agreements. Such royalty or licensing agreements might not be available on terms acceptable to the Company or at all. As a result, any such claim could have a material adverse effect upon the Company's business, results of operations and financial condition. See "Business-- Intellectual Property Rights."

YEAR 2000 IMPLICATIONS

  Many current installed computer systems and software products are coded to accept only two-digit entries in the date code field and cannot reliably distinguish dates beginning on January 1, 2000 from dates prior to the year 2000. Many companies' software and computer systems may need to be upgraded or replaced in order to correctly process dates beginning in 2000 and to comply with the "Year 2000" requirements. The Company has reviewed its internal programs and has determined that there are no significant Year 2000 issues within the Company's systems or services. However, although the Company believes that its systems are Year 2000 compliant, the Company utilizes third-party equipment and software that may not be Year 2000 compliant. Failure of such third-party equipment or software to properly process dates for the year 2000 and thereafter could require the Company to incur unanticipated expenses to remedy any problems, which could have a material adverse effect on the Company's business, results of operations and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

POSSIBLE VOLATILITY OF STOCK PRICE

  The trading price of the Common Stock is likely to be highly volatile and could be subject to wide fluctuations in response to factors such as actual or anticipated variations in the Company's quarterly operating results, announcements of technological innovations, or new services by the Company or its competitors, changes in financial estimates by securities analysts, conditions or trends in the Internet and online commerce industries, changes in the market valuations of other Internet or online service companies, announcements by the Company or its competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments, additions or departures of key personnel, sales of Common Stock or other securities of the Company in the open market and other events or factors, many of which are beyond the Company's control. Further, the stock markets in general, and The Nasdaq National Market and the market for Internet-related and technology companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of such companies. The trading prices of many technology companies' stocks are at or near historical highs and reflect valuations substantially above historical levels. There can be no assurance that these trading prices and valuations will be sustained. These broad market and industry factors may materially and adversely affect the market price of the Common Stock, regardless of the Company's operating performance. Market fluctuations, as well as general political and economic conditions such as recession or interest rate or currency rate fluctuations, may also adversely affect the market price of the Common Stock. In the past, following periods of volatility in the market price of a company's securities, securities class-action litigation has often been instituted against such company. Such litigation, if instituted, could result in substantial costs and a diversion of management's attention and resources, which would have a material adverse effect on the Company's business, results of operations and financial condition.

CONTROL BY PRINCIPAL STOCKHOLDERS, EXECUTIVE OFFICERS AND DIRECTORS

  Upon completion of this offering, the Company's executive officers and directors (and their affiliates) will, in the aggregate, own approximately 86.6% of the Company's outstanding Common Stock (85.5% if the Underwriters' over-allotment option is exercised in full). As a result, such persons, acting together, will have the ability to control all matters submitted to stockholders of the Company for approval (including the election and removal of directors and any merger, consolidation or sale of all or substantially all of the Company's assets) and to control the management and affairs of the Company. Accordingly, such concentration of ownership may have the effect of delaying, deferring or preventing a change in control of the Company, impede a merger, consolidation, takeover or other business combination involving the Company or discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of the Company, which in turn could have an adverse effect on the market price of the Company's Common Stock. See "Management" and "Principal and Selling Stockholders."

FUTURE CAPITAL NEEDS

  The Company currently anticipates that the net proceeds of this offering, together with its available funds, will be sufficient to meet its anticipated needs for working capital, capital expenditures and business expansion through at least the next 18 months. Thereafter, the Company may need to raise additional funds. The Company may need to raise additional funds sooner in order to fund more rapid expansion, to develop new or enhanced services or products, to respond to competitive pressures or to acquire complementary products, businesses or technologies. If additional funds are raised through the issuance of equity or convertible debt securities, the percentage ownership of the stockholders of the Company will be reduced, stockholders may experience additional dilution and such securities may have rights, preferences and privileges senior to those of the Company's Common Stock. There can be no assurance that additional financing will be available on terms favorable to the Company or at all. If adequate funds are not available or are not available on acceptable terms, the Company may not be able to fund its expansion, take advantage of unanticipated acquisition opportunities, develop or enhance services or products or respond to competitive pressures. Such inability could have a material adverse effect on the Company's business, results of operations and financial condition. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Conditions and Results of Operations--Liquidity and Capital Resources."

SHARES ELIGIBLE FOR FUTURE SALE

  Sales of substantial amounts of the Company's Common Stock (including shares issued upon the exercise of outstanding options) in the public market after this offering could adversely affect the market price of the Common Stock. Such sales also might make it more difficult for the Company to sell equity or equity-related securities in the future at a time and price that the Company deems appropriate. In addition to the 3,500,000 shares of Common Stock offered hereby (assuming no exercise of the Underwriters' over-allotment option), as of the date of this Prospectus, there will be 36,239,073 shares of Common Stock outstanding, all of which are restricted securities ("Restricted Securities") under the Securities Act of 1933, as amended (the "Securities Act"). As of such date, no Restricted Securities will be eligible for sale in the public market, and Restricted Securities will remain subject to the Company's right to repurchase such shares at the original purchase price. Following the expiration of 120-day lock-up agreements with the representatives of the Underwriters, 24,549,579 Restricted Securities will be available for sale in the public market (excluding those that remain subject to the right of repurchase) and the remaining Restricted Securities will be eligible for sale from time to time thereafter upon expiration of applicable holding periods under Rule 144 under the Securities Act and the Company's right to repurchase unvested shares. In addition, as of August 31, 1998, there were outstanding options to purchase 2,830,914 shares of the Company's Common Stock. Substantially, all of the shares issuable upon exercise of such options will be subject to lock-up agreements. The representatives of the several underwriters acting together may, in their sole discretion and at any time without notice, release all or any portion of the securities subject to lock-up agreements. In addition, the holders of 29,629,425 Restricted Securities are entitled to certain rights with respect to registration of such shares for sale in the public market. If such holders sell in the public market, such sales could have a material adverse effect on the market price of the Company's Common Stock.

  Immediately after this offering, the Company intends to register approximately 8,132,659 shares of Common Stock subject to outstanding options and reserved for issuance under its stock option and purchase plans. See "Shares Eligible for Future Sale."

CERTAIN ANTI-TAKEOVER PROVISIONS

  Upon the closing of this offering, the Company's Board of Directors will have the authority to issue up to 5,000,000 shares of Preferred Stock and to determine the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by the stockholders. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. The issuance of Preferred Stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of delaying, deferring or preventing a change in control of the Company, may discourage bids for the Company's Common Stock at a premium over the market price of the Common Stock, and may adversely affect the market price of, and the voting and other rights of the holders of, the Common Stock. The Company has no current plans to issue shares of Preferred Stock. In addition, certain provisions of the Company's Amended and Restated Certificate of Incorporation and Bylaws, including provisions that divide the Board of Directors into three classes to serve staggered three-year terms, prohibit the stockholders from taking action by written consent and restrict the ability of stockholders to call special meetings, may also make it more difficult for a third party to acquire a majority of the Company's voting stock or effect a change in control of the Company. The Company is also subject to certain provisions of Delaware law that could have the effect of delaying, deterring or preventing a change in control of the Company, including Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years from the date the person became an interested stockholder unless certain conditions are met. In addition, the Company's certificate of incorporation and bylaws contain certain provisions that, together with the ownership position of the Company's executive officers and directors and their affiliates, could discourage potential takeover attempts and make more difficult attempts by stockholders to change management which could adversely affect the market price of the Company's Common Stock. See "Description of Capital Stock."

BROAD MANAGEMENT DISCRETION OVER ALLOCATION OF PROCEEDS

  The net proceeds to the Company from the sale of the 3,489,275 shares of Common Stock offered by the Company hereby are estimated to be approximately $47.7 million (approximately $55.0 million if the over-allotment option is exercised in full) at an assumed initial public offering price of $15.00 per share and after deducting the estimated underwriting discount and estimated offering expenses. The primary purposes of this offering are to obtain additional capital, create a public market for the Common Stock and facilitate future access to public markets. The Company intends to use at least $6.0 million of the net proceeds of this offering for capital expenditures prior to the end of 1999 and to use a portion of the net proceeds to repay all outstanding indebtedness under a bank credit line ($431,000 at June 30, 1998). This credit line matures on January 5, 2000 and bears interest at the bank's prime rate plus 1.25% (9.75% at June 30, 1998). The Company intends to use the remainder of the net proceeds, over time, for general corporate purposes, including working capital. The Company may also use a portion of the net proceeds, currently intended for general corporate purposes, to acquire or invest in businesses, technologies, products or services that are complementary to the Company's business. Accordingly, the Company's management will retain broad discretion as to the allocation of the proceeds of this offering. The failure of management to apply such funds effectively could have a material adverse effect on the Company's business, results of operations and financial condition. See "Use of Proceeds."

NO PRIOR MARKET FOR COMMON STOCK

  Prior to this offering, there has been no public market for the Company's Common Stock, and there can be no assurance that an active public market will develop or be sustained after this offering or that investors will be able to sell the Common Stock should they desire to do so. The initial public offering price will be determined by negotiations between the Company and the representatives of the Underwriters and may bear no relationship to the price at which the Common Stock will trade upon completion of this offering. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price.

IMMEDIATE AND SUBSTANTIAL DILUTION

  The initial public offering price is substantially higher than the net tangible book value per outstanding share of Common Stock. Purchasers of the Common Stock in this offering will suffer immediate and substantial dilution of $13.50 per share in the net tangible book value of the Common Stock from the initial public offering price. To the extent that outstanding options to purchase the Company's Common Stock are exercised, there may be further dilution. See "Dilution."

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the 3,489,275 shares of Common Stock offered by the Company hereby are estimated to be approximately $47.7 million (approximately $55.0 million if the over-allotment option is exercised in full) at an assumed initial public offering price of $15.00 per share and after deducting the estimated underwriting discount and estimated offering expenses. The primary purposes of this offering are to obtain additional capital, create a public market for the Common Stock and facilitate future access to public markets. The Company will not receive any proceeds from the sale of the Common Stock by the Selling Stockholder.

  The Company intends to use at least $6.0 million of the net proceeds of this offering for capital expenditures prior to the end of 1999 and to use a portion of the net proceeds to repay all outstanding indebtedness under a bank credit line ($431,000 at June 30, 1998). This credit line matures on January 5, 2000 and bears interest at the bank's prime rate plus 1.25% (9.75% at June 30, 1998). The Company intends to use the remainder of the net proceeds, over time, for general corporate purposes, including working capital. The Company may also use a portion of the net proceeds, currently intended for general corporate purposes, to acquire or invest in businesses, technologies, products or services that are complementary to the Company's business. The Company has no present plans or commitments and is not currently engaged in any negotiations with respect to such transactions that are material. Pending such uses, the Company intends to invest the net proceeds from this offering in short-term, interest-bearing, investment-grade securities. The Company will have significant discretion as to the use of the net proceeds from this offering. See "Risk Factors--Future Capital Needs" and "--Broad Management Discretion Over Allocation of Proceeds."

                                DIVIDEND POLICY

  The Company has not declared or paid any cash dividends on its capital stock and does not anticipate paying any cash dividends in the foreseeable future. In addition, the terms of the Company's credit line prohibit the payment of cash dividends on its capital stock. Prior to this offering, holders of the Company's Series A and Series B Preferred Stock were entitled to certain preferences and priorities in the payment of dividends on such Preferred Stock. Upon the consummation of this offering, these holders will no longer be entitled to such preferences and privileges as all of such shares of Preferred Stock will automatically convert into Common Stock on the consummation of this offering. See Note 8 of Notes to Consolidated Financial Statements.

                                CAPITALIZATION

  The following table sets forth the short-term debt and capitalization of the Company as of June 30, 1998: (i) on an actual basis; (ii) on a pro forma basis to reflect the conversion of all outstanding shares of Preferred Stock into Common Stock upon the closing of this offering; and (iii) on a pro forma as adjusted basis to reflect this conversion and the application of the net proceeds from the sale of the 3,489,275 shares of Common Stock offered by the Company hereby at an assumed initial public offering price of $15.00 per share and after deducting the estimated underwriting discount and estimated offering expenses.

                                                          JUNE 30, 1998
                                                  ------------------------------
                                                                      PRO FORMA
                                                  ACTUAL   PRO FORMA AS ADJUSTED
                                                  -------  --------- -----------
                                                         (IN THOUSANDS)
Debt and leases, current portion(1).............  $   314   $   314    $    42
                                                  =======   =======    =======
Debt and leases, long-term portion(1)...........  $   167   $   167    $     8
                                                  -------   -------    -------
Series B Mandatorily Redeemable Convertible Pre-
 ferred Stock...................................    5,157        --         --
                                                  -------   -------    -------
Stockholders' equity:
  Series A Preferred Stock, $0.001 par value per
   share; actual--1,676,475 shares authorized,
   1,676,475 shares issued and outstanding; pro
   forma--6,000,000 shares authorized, no shares
   issued and outstanding; pro forma as
   adjusted--5,000,000 shares authorized, no
   shares issued and outstanding................        4        --         --
  Common Stock, $0.001 par value per share;
   actual--60,000,000 shares authorized,
   26,974,128 shares issued and outstanding; pro
   forma--60,000,000 shares authorized,
   36,249,798 shares issued and outstanding; pro
   forma as adjusted--195,000,000 shares
   authorized, 39,739,073 shares issued and
   outstanding(2)...............................       27        36         40
  Additional paid-in capital....................   15,211    20,363     68,059
  Notes receivable from stockholders............   (1,536)   (1,536)    (1,536)
  Unearned compensation.........................   (5,729)   (5,729)    (5,729)
  Retained earnings.............................    1,145     1,145      1,145
                                                  -------   -------    -------
    Total stockholders' equity..................    9,122    14,279     61,979
                                                  -------   -------    -------
      Total capitalization......................  $14,446   $14,446    $61,987
                                                  =======   =======    =======

--------
(1)  See Note 5 of Notes to Consolidated Financial Statements.

(2) Excludes (i) 1,071,162 shares of Common Stock issuable upon the exercise of stock options outstanding as of June 30, 1998, at a weighted average per share exercise price of $3.52, under the 1996 Plan, the 1997 Plan and outside the 1996 Plan and the 1997 Plan, (ii) 961,500 shares of Common Stock available for future grant as of June 30, 1998 under the 1997 Plan,
     (iii) an additional 4,700,000 shares available for future grant or issuance immediately after the offering under the Equity Incentive Plan and the Directors Plan and (iv) 300,000 shares initially available for issuance immediately after the offering under the Purchase Plan which number is subject to automatic annual increases, up to a maximum of an aggregate 1,500,000 shares during the term of the Purchase Plan. Subsequent to June 30, 1998, the Company granted options to purchase an additional 1,759,752 shares of Common Stock and all of the 961,500 shares of Common Stock available for future grant as of June 30, 1998 under the 1997 Plan are currently subject to outstanding stock options. In August 1998, the Company increased the number of shares reserved under the 1997 Plan by 500,000, which means that an aggregate of 5,301,748 shares of Common Stock will be available for future grant or issuance under the Company's various employee benefit plans immediately following this offering. See "Management--Director Compensation," "Management--Employee Benefit Plans," "Description of Capital Stock" and Notes 8, 9, 10 and 11 of Notes to Consolidated Financial Statements.

                                   DILUTION

  The pro forma net tangible book value of the Company as of June 30, 1998 was $12.1 million, or $0.33 per share of Common Stock. "Pro forma net tangible book value per share" is determined by dividing the pro forma number of outstanding shares of Common Stock (assuming the conversion of all outstanding shares of Preferred Stock into shares of Common Stock) into the net tangible book value of the Company (total tangible assets less total liabilities). After giving effect to the receipt of the estimated net proceeds from the sale by the Company of the 3,489,275 shares of Common Stock offered by the Company hereby (based upon an assumed initial public offering price of $15.00 per share and after deducting the estimated underwriting discount and estimated offering expenses), the pro forma net tangible book value of the Company as of June 30, 1998 would have been approximately $59.8 million, or $1.50 per share. This represents an immediate increase in pro forma net tangible book value of $1.17 per share to existing stockholders and an immediate dilution of $13.50 per share to new investors purchasing shares at the initial public offering price. The following table illustrates the per share dilution:

   Assumed initial public offering price per share...............       $15.00
    Pro forma net tangible book value per share as of June 30,
     1998........................................................ $0.33
    Increase per share attributable to new investors.............  1.17
                                                                  -----
   Pro forma net tangible book value per share after the offer-
    ing..........................................................         1.50
                                                                        ------
   Dilution per share to new investors...........................       $13.50
                                                                        ======

  The following table summarizes as of June 30, 1998, on the pro forma basis described above, the number of shares of Common Stock purchased from the Company, the total consideration paid to the Company and the average price per share paid by existing stockholders and by investors purchasing shares of Common Stock in this offering (before deducting the estimated underwriting discount and estimated offering expenses):

                                SHARES PURCHASED  TOTAL CONSIDERATION   AVERAGE
                               ------------------ --------------------   PRICE
                                 NUMBER   PERCENT    AMOUNT    PERCENT PER SHARE
                               ---------- ------- ------------ ------- ---------
Existing stockholders......... 36,249,798   91.2% $  9,771,222   15.7%  $ 0.27
New investors(1)..............  3,489,275    8.8    52,339,125   84.3    15.00
                               ----------  -----  ------------  -----
Total......................... 39,739,073  100.0% $ 62,110,347  100.0%
                               ==========  =====  ============  =====

--------

(1) The sale by the Selling Stockholder in this offering will reduce the number of shares of Common Stock held by existing stockholders to 36,239,073, or approximately 91.2% of the total shares of Common Stock outstanding immediately after this offering, and will increase the number of shares of Common Stock held by new investors to 3,500,000, or 8.8% of the total number of shares of Common Stock outstanding immediately after this offering. See "Principal and Selling Stockholders."

  The foregoing discussion and tables assume no exercise of any stock options outstanding as of June 30, 1998. As of June 30, 1998, there were options outstanding to purchase a total of 1,071,162 shares of Common Stock with a weighted average exercise price of $3.52 per share. In addition, subsequent to June 30, 1998, the Company issued options to purchase an aggregate of 1,759,752 shares of Common Stock. To the extent that any of these options are exercised, there will be further dilution to new public investors. See "Capitalization," "Management--Employee Benefit Plans" and Note 10 of Notes to Consolidated Financial Statements.

                     SELECTED CONSOLIDATED FINANCIAL DATA

  The following selected consolidated financial data should be read in conjunction with, and are qualified by reference to, the Consolidated Financial Statements and Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this Prospectus. The consolidated statement of income data for the years ended December 31, 1996 and 1997 and the consolidated balance sheet data at December 31, 1996 and 1997, are derived from, and are qualified by reference to, the audited consolidated financial statements of the Company included elsewhere in this Prospectus. The consolidated statement of income data for the six months ended June 30, 1997 and 1998 and the consolidated balance sheet data at June 30, 1998 have been derived from the unaudited consolidated financial statements included elsewhere in this Prospectus. The unaudited consolidated financial statements have been prepared on substantially the same basis as the audited consolidated financial statements and include all adjustments, consisting only of normal recurring adjustments that the Company considers necessary for a fair presentation of the financial position and results of operations for the period. Operating results for the six months ended June 30, 1998 are not necessarily indicative of the results that may be expected for the year ending December 31, 1998.

                                         YEAR ENDED          SIX MONTHS ENDED
                                        DECEMBER 31,             JUNE 30,
                                     --------------------  ---------------------
                                      1996(1)     1997       1997        1998
                                     --------------------  ---------  ----------
                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF INCOME
 DATA:
Net revenues.......................  $    372   $   5,744  $   1,658  $   14,922
Cost of net revenues...............        14         746        160       1,736
                                     --------   ---------  ---------  ----------
Gross profit.......................       358       4,998      1,498      13,186
                                     --------   ---------  ---------  ----------
Operating expenses:
 Sales and marketing(2)............        32       1,730        212       4,610
 Product development...............        28         831        209       1,548
 General and administrative........        45         950        233       4,187
 Acquired research and
  development......................        --          --         --         150
                                     --------   ---------  ---------  ----------
 Total operating expenses..........       105       3,511        654      10,495
                                     --------   ---------  ---------  ----------
Income from operations.............       253       1,487        844       2,691
Interest and other income, net.....         1          56          4          76
                                     --------   ---------  ---------  ----------
Income before income taxes.........       254       1,543        848       2,767
Provision for income taxes.........      (106)       (669)      (362)     (2,552)
                                     --------   ---------  ---------  ----------
Net income.........................  $    148   $     874  $     486  $      215
                                     ========   =========  =========  ==========
Net income per share(3):
 Basic.............................  $   0.07   $    0.11  $    0.08  $     0.02
                                     ========   =========  =========  ==========
 Weighted average shares--basic....     2,125       7,438      6,163      10,711
                                     ========   =========  =========  ==========
 Diluted...........................  $   0.01   $    0.03  $    0.02  $     0.01
                                     ========   =========  =========  ==========
 Weighted average shares--diluted..    14,315      27,553     25,811      34,231
                                     ========   =========  =========  ==========
SUPPLEMENTAL OPERATING DATA:
Number of registered users at end
 of period.........................        41         341        150         851
Gross merchandise sales(4).........  $  7,279   $  95,271  $  26,967  $  243,746
Number of auctions listed..........       289       4,394      1,237      10,793

                                                        DECEMBER 31,
                                                        ------------- JUNE 30,
                                                        1996   1997     1998
                                                        ------------- --------
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents.............................. $ 103 $ 3,723 $10,716
Working capital........................................   194   3,843   8,803
Total assets...........................................   308   5,619  19,815
Debt and leases, long-term portion.....................    --     305     167
Series B Mandatorily Redeemable Convertible Preferred
 Stock and Series B warrants...........................    --   3,018   5,157
Total stockholders' equity.............................   162   1,015   9,122

--------
(1) Includes the results of operations for the Company's predecessor sole proprietorship from September 1995 to December 1995. The sole proprietorship had no revenues and immaterial expenses prior to January 1, 1996.
(2) In August 1998, the Company entered into a marketing agreement with AOL which will require the Company to make aggregate payments of $12.0 million to AOL over the next three years. These payments will be recognized as sales and marketing expenses. See "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business--Marketing" and Note 11 of Notes to Consolidated Financial Statements.
(3) See Note 1 of Notes to Consolidated Financial Statements for a description of the method used to compute basic and diluted net income per share, respectively.
(4) Represents the aggregate sales prices of all goods for which an auction was successfully concluded (i.e., there was at least one bid above the seller's specified minimum price or reserve price, whichever is higher).

                SELECTED PRO FORMA CONSOLIDATED FINANCIAL DATA

  Effective June 30, 1998, the Company acquired all the outstanding shares of Jump Incorporated ("Jump"), the developer and operator of Up4Sale, an advertising-supported online trading service in an auction format. The acquisition has been accounted for using the purchase method of accounting, and accordingly the purchase price has been allocated to the tangible and intangible assets acquired and liabilities assumed on the basis of their respective fair values on the acquisition date. The total purchase price of approximately $2.3 million consisted of 142,848 shares of the Company's Common Stock with an estimated fair value of approximately $2.0 million and other acquisition-related expenses of approximately $335,000, consisting primarily of payments for non-compete agreements totaling approximately $208,000 and legal and other professional fees. Of the total purchase price, approximately $150,000 was allocated to in-process technology and was immediately charged to operations as the technology had not reached technological feasibility as of the acquisition date and had no alternative future use. The remainder of the purchase price was allocated to net tangible liabilities assumed ($31,000) and intangible assets, including completed technology ($500,000), the customer list ($1.5 million), covenants not to compete ($208,000) and goodwill ($24,000). The intangible assets will be amortized over their estimated useful lives, which range from eight to 24 months. The unaudited pro forma consolidated statement of income data reflects the acquisition of Jump as if such acquisition had occurred on January 1, 1997. The pro forma consolidated statement of income data is presented for informational purposes only and may not be indicative of the results of operations had the acquisition occurred on January 1, 1997, nor do they purport to indicate the future results of operations of the Company.

                                      YEAR ENDED              SIX MONTHS
                                   DECEMBER 31, 1997      ENDED JUNE 30, 1998
                                   ------------------     -------------------
                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)
PRO FORMA CONSOLIDATED STATEMENT
 OF INCOME DATA:
Net revenues.....................    $            5,755      $           14,934
Cost of net revenues.............                   755                   1,739
                                     ------------------      ------------------
Gross profit.....................                 5,000                  13,195
                                     ------------------      ------------------
Operating expenses:
 Sales and marketing.............                 1,897                   4,445
 Product development.............                   841                   1,556
 General and administrative......                   957                   4,208
 Amortization of intangible
  assets.........................                 1,810                     354
                                     ------------------      ------------------
 Total operating expenses........                 5,505                  10,563
                                     ------------------      ------------------
Income (loss) from operations....                  (505)                  2,632
Interest and other income, net...                    56                      75
                                     ------------------      ------------------
Income (loss) before income tax-
 es..............................                  (449)                  2,707
Provision for income taxes.......                  (600)                 (2,483)
                                     ------------------      ------------------
Net income (loss)................    $           (1,049)     $              224
                                     ==================      ==================
Pro forma net income (loss) per
 share(1):
 Basic...........................    $            (0.07)     $              .01
                                     ==================      ==================
 Weighted average shares--basic..                14,734                  19,287
                                     ==================      ==================
 Diluted.........................    $            (0.07)     $              .01
                                     ==================      ==================
 Weighted average shares--dilut-
  ed.............................                14,734                  34,374
                                     ==================      ==================

--------
(1) See Note D of Notes to Consolidated Pro Forma Financial Information for a description of the method used to compute basic and diluted net income per share, respectively.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

  eBay is the world's largest and most popular person-to-person trading community on the Internet, based on the number of items listed, number of unique eBay users and minutes of usage per month. eBay pioneered online person-to-person trading by developing a Web-based community in which buyers and sellers are brought together in an efficient and entertaining auction format to buy and sell personal items such as antiques, coins, collectibles, computers, memorabilia, stamps and toys. The eBay service permits sellers to list items for sale, buyers to bid on items of interest and all eBay users to browse through listed items in a fully-automated, topically-arranged, intuitive and easy-to-use online service that is available 24 hours a day, seven days a week.

  eBay was formed as a sole proprietorship in September 1995 and operated its online auction service under the name of "Auction Web." In order to build a critical mass of customers, it offered this service without charge until February 1996. The Company was incorporated in May 1996, but had no employees other than the founder until July 1996 and, at December 31, 1996, had only six employees. During its first two years, eBay attracted buyers and sellers almost exclusively through word of mouth. In September 1997, the Company began to target potential customers and to build and promote its brand through online banner ads and promotions and advertisements in targeted publications. Also in September 1997, the Company renamed its auction service "eBay" and launched a second generation of this service with a substantially redesigned user interface and a new robust, scalable "backend" transaction processing architecture. The Company's total headcount grew to 41 by December 31, 1997 and to 76 by June 30, 1998. From December 31, 1997 to June 30, 1998, the number of registered eBay users grew from approximately 340,000 to over 850,000 and the number of simultaneous auctions being conducted through eBay increased from approximately 200,000 to over 500,000. During the same period, cumulative gross merchandise sales (the aggregate sales prices of all goods for which an auction was successfully concluded since the Company's inception) grew from approximately $100 million to over $340 million.

  Substantially all of the Company's revenues come from placement and success fees paid by sellers; eBay charges no fees to buyers and, to date, has chosen to sell almost no advertising on its Web site. Sellers pay a nominal placement fee to list items for sale: $0.25 for an auction with a minimum starting price of less than $10.00; $0.50 for a minimum starting price of $10.00 to $24.99; $1.00 for a minimum starting price of $25.00 to $49.99; and $2.00 for a minimum starting price of $50.00 or more. By paying additional placement fees, sellers can have items featured in various ways. Sellers can highlight their auctions by utilizing a bold font for the auction heading for an additional fee of $2.00. Sellers with a favorable feedback rating can have their auctions featured as "Super Featured Auctions" for $49.95, which allows their items to be rotated on the eBay home page, or as "Category Featured Auctions" for $9.95, which allows their items to be featured within a particular eBay product category. Sellers for whom a three, five or seven day auction is successfully concluded (i.e., there is at least one bid above the seller's specified minimum or reserve price, whichever is higher) also pay a success fee for each item sold that is equal to 5% of the first $25 of the purchase price, 2.5% of any purchase price between $25.01 and $1,000 and 1.25% of any purchase price over $1,000. Revenues from placement fees are recognized at the time that the item is listed; revenues related to success fees are recognized at the time that the auction is successfully concluded. At no point during the auction process does the Company take possession of either the item being sold or the buyer's payment for the item. Fees to sellers are aggregated and billed on a monthly basis. A substantial majority of customer accounts are settled by directly charging credit card numbers provided by sellers. Provisions for estimated uncollectible accounts and authorized credits are recorded as percentages of revenues and are provided for at the time of revenue recognition. To date, the Company has not incurred a material amount of customer credits. In certain instances, customers will deposit funds with eBay in anticipation of future transactions; these prepayments appear on the Company's balance sheet as customer advances. For the six months ended June 30, 1998, the average sales price of goods sold through eBay was approximately $40.00.

  The Company's business model is significantly different from many existing online auction and other electronic commerce businesses. Because individual sellers and not the Company sell the items listed, the Company has no product cost of goods sold, no procurement, carrying or shipping costs and no inventory risk. The Company's rate of expense growth is primarily driven by increases in headcount and expenditures on advertising and promotion. Since neither of these types of expenses is directly linked to revenue growth, the Company has operated profitably since the first full quarter that it charged fees for its auction service and the Company's business model has the potential for significant additional operating leverage. However, in the short term, the Company intends to increase its expenses significantly, and in particular its advertising and promotion expenses, in an effort to maintain a high level of revenue growth.

  Effective June 30, 1998, the Company acquired all the outstanding shares of Jump Incorporated ("Jump"), the developer and operator of Up4Sale, an advertising-supported online trading service in an auction format. The acquisition has been accounted for using the purchase method of accounting, and accordingly the purchase price has been allocated to the tangible and intangible assets acquired and liabilities assumed on the basis of their respective fair values on the acquisition date. The fair value of intangible assets was determined using a combination of methods, including replacement cost estimates for acquired research and development and completed technology, a risk-adjusted income approach for the acquired customer list and the amounts paid for covenants not to compete. The total purchase price of approximately $2.3 million consisted of 142,848 shares of the Company's Common Stock with an estimated fair value of approximately $2.0 million and other acquisition related expenses of approximately $335,000, consisting primarily of payments for non-compete agreements totaling approximately $208,000 and legal and other professional fees. Of the total purchase price, approximately $150,000 was allocated to in-process technology and was immediately charged to operations as the technology had not reached technological feasibility as of the acquisition date and had no alternative future use. The remainder of the purchase price was allocated to net tangible liabilities assumed ($31,000) and intangible assets, including completed technology ($500,000), the customer list ($1.5 million), covenants not to compete ($208,000) and goodwill ($24,000). The intangible assets will be amortized over their estimated useful lives which range from eight to 24 months.

  The Company has only a limited operating history on which to base an evaluation of its business and prospects. The Company's prospects must be considered in light of the risks, uncertainties, expenses and difficulties frequently encountered by companies in their early stages of development, particularly companies in new and rapidly evolving markets such as online commerce.

QUARTERLY RESULTS OF OPERATIONS

  The following table sets forth, for the periods presented, certain data from the Company's consolidated statement of income, such data as a percentage of net revenues and certain supplemental operating data. The consolidated statement of income data has been derived from the Company's unaudited consolidated financial statements, which, in management's opinion, have been prepared on substantially the same basis as the audited consolidated financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial information for the periods presented. This information should be read in conjunction with the Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus. The operating results in any quarter are not necessarily indicative of the results that may be expected for any future period.

                                            THREE MONTHS ENDED
                          ---------------------------------------------------------
                          MAR. 31, JUNE 30,  SEPT. 30, DEC. 31,  MAR. 31,  JUNE 30,
                            1997     1997      1997      1997      1998      1998
                          -------- --------  --------- --------  --------  --------
                                              (IN THOUSANDS)
Net revenues............   $  604  $ 1,054    $ 1,459  $ 2,627   $  5,981  $  8,941
Cost of net revenues....       33      127        253      333        630     1,106
                           ------  -------    -------  -------   --------  --------
Gross profit............      571      927      1,206    2,294      5,351     7,835
                           ------  -------    -------  -------   --------  --------
Operating expenses:
  Sales and marketing...       83      129        369    1,149      2,106     2,504
  Product development...       58      151        257      365        518     1,030
  General and adminis-
   trative..............       95      138        260      457      1,028     3,159
  Acquired research and
   development..........       --       --         --       --         --       150
                           ------  -------    -------  -------   --------  --------
   Total operating ex-
    penses..............      236      418        886    1,971      3,652     6,843
                           ------  -------    -------  -------   --------  --------
Income from operations..      335      509        320      323      1,699       992
Interest and other in-
 come, net..............        2        2         26       26         22        54
                           ------  -------    -------  -------   --------  --------
Income before income
 taxes..................      337      511        346      349      1,721     1,046
Provision for income
 taxes..................     (144)    (218)      (147)    (160)    (1,573)     (979)
                           ------  -------    -------  -------   --------  --------
Net income..............   $  193  $   293    $   199  $   189   $    148  $     67
                           ======  =======    =======  =======   ========  ========
AS A PERCENTAGE OF NET
 REVENUES:
Net revenues............    100.0%   100.0%     100.0%   100.0%     100.0%    100.0%
Cost of net revenues....      5.5     12.0       17.3     12.7       10.5      12.4
                           ------  -------    -------  -------   --------  --------
Gross profit............     94.5     88.0       82.7     87.3       89.5      87.6
                           ------  -------    -------  -------   --------  --------
Operating expenses:
  Sales and marketing...     13.7     12.3       25.3     43.7       35.2      28.0
  Product development...      9.6     14.3       17.6     13.9        8.7      11.5
  General and adminis-
   trative..............     15.7     13.1       17.9     17.4       17.2      35.3
  Acquired research and
   development..........       --       --         --       --         --       1.7
                           ------  -------    -------  -------   --------  --------
   Total operating ex-
    penses..............     39.0     39.7       60.8     75.0       61.1      76.5
                           ------  -------    -------  -------   --------  --------
Income from operations..     55.5     48.3       21.9     12.3       28.4      11.1
Interest and other in-
 come, net..............      0.3      0.2        1.8      1.0        0.4       0.6
                           ------  -------    -------  -------   --------  --------
Income before income
 taxes..................     55.8     48.5       23.7     13.3       28.8      11.7
Provision for income
 taxes..................    (23.8)   (20.7)     (10.1)    (6.1)     (26.3)    (11.0)
                           ------  -------    -------  -------   --------  --------
Net income..............     32.0%    27.8%      13.6%     7.2%       2.5%      0.7%
                           ======  =======    =======  =======   ========  ========
SUPPLEMENTAL OPERATING
 DATA (IN THOUSANDS):
Number of registered us-
 ers at end of period...       88      150        223      341        580       851
Gross merchandise sales
 (1)....................   $9,337  $17,630    $24,281  $44,023   $104,113  $139,633
Number of auctions list-
 ed.....................      443      794      1,178    1,979      4,209     6,584

--------
(1) Represents the aggregate sales prices of all goods for which an auction was successfully concluded (i.e., there was at least one bid above the seller's specified minimum price or reserve price, whichever is higher).

  NET REVENUES

  The Company's net revenues increased sequentially each quarter throughout the comparison periods. Substantially all of these increases resulted from growth in the number of items of merchandise listed by sellers for auction on the Company's Web site and from the number of auction transactions successfully concluded. The Company did not increase the amounts of its basic placement fees or success fees during the comparison periods. Increases in fees for specific featured placements and in average transaction size did not have a material impact on net revenue growth. The Company expects that the rate of its net revenue growth in future periods will decline significantly from the rates of net revenue growth experienced in recent quarters.

  COST OF NET REVENUES

  Cost of net revenues primarily represents costs for customer support and Web site operations, including fees for independent contractors, compensation for Company customer support and site operations personnel and, to a lesser extent, ISP connectivity charges, bank processing charges for customer fees paid by credit cards and depreciation of the equipment required for the Company's Web site operations. The Company's cost of net revenues increased substantially each quarter throughout the comparison periods. Cost of net revenues increased rapidly from the first quarter of 1997 through the third quarter of 1997 due to significantly increased expenditures for contractors and for new employees as the Company began to build an in-house customer support group. The Company also incurred substantial additional ISP connectivity charges in anticipation of launching the Company's renamed "eBay" person-to-person trading service in the third quarter of 1997. Bank processing charges for customer fees paid by credit cards also increased from the first quarter of 1997 through the third quarter of 1997 as the number of placements and successfully completed auctions increased. These rapid increases, coupled with slower growth in net revenues from the second quarter to the third quarter of 1997, caused cost of net revenues to peak at 17.3% of net revenues in the third quarter of 1997. Thereafter, extremely rapid net revenue growth and the partially fixed nature of certain components of cost of net revenues caused cost of net revenues to decline to 10.5% of net revenues in the first quarter of 1998. With a slowing of the Company's net revenue growth rate in the second quarter of 1998 and significant increases in bank processing charges for customer fees paid by credit cards, depreciation of the equipment required for the Company's Web site operations, and ISP connectivity charges, cost of net revenues again increased as a percentage of net revenues to 12.4%. The Company anticipates that its costs of net revenues will vary, and may increase, as a percentage of net revenues in future quarters as the Company expands its Web site operations group and pays royalties for software licenses to enhance its Web site.

  SALES AND MARKETING

  The Company's sales and marketing expenses are comprised primarily of compensation for the Company's sales and marketing personnel, advertising, trade show and other promotional costs, expenses for creative design of the Company's Web site and an allocation of the Company's occupancy costs and other overhead. Sales and marketing expenses increased substantially each quarter throughout the comparison periods driven by increases in compensation associated with additional headcount and, in the last two quarters of 1997 and the first quarter of 1998, increases in advertising and promotional expenses. The rapid growth in personnel-related expenses in the third and fourth quarters of 1997, together with the significant increases in advertising and promotional expenses in the third and especially the fourth quarters of 1997, resulted in sales and marketing expenses increasing from 12.3% of net revenues in the second quarter of 1997 to 43.7% of net revenues in the fourth quarter of 1997. A reduction in the growth rate of personnel costs, coupled with the 128% growth in net revenues from the fourth quarter of 1997 to the first quarter of 1998, caused sales and marketing expenses to decline to 35.2% of net revenues. A reduction in advertising and promotional expenses and an increase in net revenues from the first quarter of 1998 to the second quarter of 1998 caused sales and marketing expenses to decline to 28.0% of net revenues in the second quarter of 1998. The Company expects to increase its sales and marketing expenses substantially in future quarters, particularly for advertising and promotion, and, as a result, expects that its sales and marketing expenses will increase both in absolute dollars and as a percentage of net revenues for at least the next several quarters. In addition, the Company is obligated to make aggregate payments to America Online, Inc. ("AOL") of $12.0 million over the three year term of the marketing agreement it entered into with AOL in August 1998. See Note 11 of Notes to Consolidated Financial Statements.

  PRODUCT DEVELOPMENT

  The Company's product development expenses consist primarily of compensation for the Company's product development staff and payments to outside contractors and, to a lesser extent, of depreciation on equipment used for development and an allocation of the Company's occupancy costs and other overhead. The Company expenses product development costs as they are incurred. Product development expenses increased substantially each quarter throughout the comparison periods. Compensation and other personnel-related expenses grew most rapidly on a percentage basis between the first quarter of 1997 and the second quarter of 1997 and net revenues grew most slowly between the second and third quarters of 1997, causing product development expenses as a percentage of net revenues to increase from 9.6% in the first quarter of 1997 to 17.6% in the third quarter of 1997. With accelerating net revenue growth rates, product development expenses declined to 8.7% of net revenues by the first quarter of 1998. Product development expenses increased to 11.5% of net revenues in the second quarter of 1998 as the Company significantly increased its engineering staff and use of outside contractors and the rate of net revenue growth again declined. The Company anticipates that product development expenses will increase as a percentage of net revenues in the third and fourth quarters of 1998 due to significant additional hiring. Thereafter, the Company expects that product development expenses will increase in absolute dollars but may begin to decline as a percentage of net revenues.

  GENERAL AND ADMINISTRATIVE

  The Company's general and administrative expenses consist primarily of compensation for personnel and, to a lesser extent, fees for outside professional advisors and an allocation of the Company's occupancy costs and other overhead. General and administrative expenses increased as a percentage of net revenues from 13.1% in the second quarter of 1997 to 17.9% in the third quarter of 1997 as personnel-related costs increased and the rate of net revenue growth declined, and declined as a percentage of net revenues in the fourth quarter of 1997 and first quarter of 1998 as a result of the extremely rapid growth in net revenues. General and administrative expenses increased as a percentage of net revenues to 35.3% in the second quarter of 1998 because, in that quarter, the Company donated 107,250 shares of its Common Stock, with an estimated fair value of $1.2 million, to a charitable foundation and recorded compensation expense of $429,000 associated with purchases of restricted Common Stock by its outside directors. The Company expects that general and administrative expenses will continue to grow in absolute dollars but may decline gradually as a percentage of net revenues, and fluctuate from quarter to quarter depending on the rate of net revenue growth.

  ACQUIRED RESEARCH AND DEVELOPMENT

  During the quarter ended June 30, 1998, the Company recognized $150,000 for in-process technology acquired in the acquisition of Jump and charged it to operations because such in-process technology had not reached the stage of technological feasibility at the acquisition date and had no alternative future use. See Note 2 of Notes to Consolidated Financial Statements and the Notes to Pro Forma Consolidated Financial Information included elsewhere in this Prospectus.

  INTEREST AND OTHER INCOME, NET

  Interest and other income, net, in each quarter resulted primarily from interest on cash and cash equivalents offset in part by interest expense on the Company's borrowings under its line of credit. The increase in interest and other income, net between the second and third quarters of 1997 was a result of interest earned on the net proceeds from the Company's sale of Series B Mandatorily Redeemable Convertible Preferred Stock ("Series B Preferred Stock") and warrants to purchase such shares of stock (the "Series B Warrants") in June 1997. The decrease in the first quarter of 1998 was due to increased interest expense, partially offset by increased interest income earned on proceeds from employee stock option exercises. The increase in the second quarter of 1998 was a result of interest earned on proceeds from the May 1998 exercise of the Series B Warrants and employee stock option exercises.

  PROVISION FOR INCOME TAXES

  The Company's effective federal and state income tax rate was approximately 43.0% in each quarter of 1997 and 92.2% in the first two quarters of 1998. The variations in the effective tax rate for the quarters ended December 31, 1997, March 31, 1998 and June 30, 1998 reflect the impact of applying the annual effective tax rate to the individual quarters and subsequent adjustments thereto to derive an annual rate that is reflective of the Company's current and deferred tax liability. The increase in the effective tax rate from 1997 to 1998 resulted primarily from non-deductible charges for stock-based compensation and expenses related to the acquisition of Jump. See Note 7 of Notes to Consolidated Financial Statements.

  STOCK-BASED COMPENSATION

  In the quarters ended June 30, September 30 and December 31, 1997 and March 31 and June 30, 1998, the Company recorded aggregate unearned compensation totalling $6.8 million in connection with the grant of certain stock options subsequent to April 1997, which amount is being amortized over the four-year vesting period of such options. Of the total unearned compensation, approximately $25,000, $421,000 and $650,000 was amortized in the quarters ended December 31, 1997 and March 31 and June 30, 1998, respectively. The Company expects per quarter amortization of approximately $790,000 during the remainder of 1998, between $440,000 and $700,000 during 1999 and between $270,000 and $400,000 during 2000 and annual amortization of $720,000 during 2001 and $80,000 during 2002 related to these options. These amortization amounts were allocated among the operating expense categories based upon the primary activity of the related employee, resulting in charges in the quarters ended December 31, 1997, March 31, 1998 and June 30, 1998 of approximately $0, $5,000 and $23,000 to cost of net revenues, $0, $45,000 and $141,000 to product development expenses, $0, $80,000 and $82,000 to sales and marketing expenses, and $25,000, $291,000 and $404,000 to general and administrative expenses, respectively. See Note 10 of Notes to Consolidated Financial Statements.

YEARS ENDED DECEMBER 31, 1996 AND 1997 AND SIX MONTHS ENDED JUNE 30, 1997 AND 1998.

  The following table sets forth, for the periods presented, certain data from the Company's consolidated statement of income as a percentage of net revenues. The information for the six-month periods has been derived from the Company's unaudited consolidated financial statements, which, in management's opinion, have been prepared on substantially the same basis as the audited consolidated financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial information for the periods presented. This information should be read in conjunction with the Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus.

                                              YEAR ENDED     SIX MONTHS ENDED
                                             DECEMBER 31,        JUNE 30,
                                             --------------  ------------------
                                              1996    1997     1997      1998
                                             ------  ------  --------  --------
Net revenues................................  100.0%  100.0%    100.0%    100.0%
Cost of net revenues........................    3.8    13.0       9.7      11.6
                                             ------  ------  --------  --------
Gross profit................................   96.2    87.0      90.3      88.4
                                             ------  ------  --------  --------
Operating expenses:
  Sales and marketing.......................    8.6    30.1      12.8      30.9
  Product development.......................    7.5    14.5      12.6      10.4
  General and administrative................   12.1    16.5      14.0      28.1
  Acquired research and development.........     --      --        --       1.0
                                             ------  ------  --------  --------
    Total operating expenses................   28.2    61.1      39.4      70.4
                                             ------  ------  --------  --------
Income from operations......................   68.0    25.9      50.9      18.0
Interest and other income, net..............    0.3     1.0       0.2       0.5
                                             ------  ------  --------  --------
Income before income taxes..................   68.3    26.9      51.1      18.5
Provision for income taxes..................  (28.5)  (11.7)    (21.8)    (17.1)
                                             ------  ------  --------  --------
Net income..................................   39.8%   15.2%     29.3%      1.4%
                                             ======  ======  ========  ========

  NET REVENUES

  The Company's net revenues increased from $372,000 in 1996 to $5.7 million in 1997 and from $1.7 million in the first six months of 1997 to $14.9 million in the first six months of 1998. The increases between the comparison periods were primarily the result of growth in the number of items of merchandise listed by sellers for auction on the Company's Web site and from the number of auction transactions successfully concluded by the Company. The increase from 1996 to 1997 was, to a lesser extent, the result of small increases in average transaction size and certain increases in the placement fees for various forms of featured placements for listed items. The total number of items listed grew from approximately 289,000 in 1996 to approximately 4.4 million in 1997 and from approximately 1.2 million in the first six months of 1997 to approximately 10.8 million in the first six months of 1998.

  COST OF NET REVENUES

  Cost of net revenues increased from $14,000, or 3.8% of net revenues, in 1996 to $746,000, or 13.0% of net revenues, in 1997. Cost of net revenues increased from $160,000, or 9.7% of net revenues, in the first six months of 1997 to $1.7 million, or 11.6% of net revenues, in the first six months of 1998. The increase in absolute dollars and percentages between the comparison periods resulted primarily from the Company's building of a customer support organization, increases in bank processing charges for customer fees paid by credit cards, depreciation of the equipment required for the Company's Web site operations and ISP connectivity charges.

  SALES AND MARKETING

  The Company's sales and marketing expenses increased from $32,000, or 8.6% of net revenues, in 1996 to $1.7 million, or 30.1% of net revenues, in 1997. Sales and marketing expenses increased from $212,000, or 12.8% of net revenues, in the first six months of 1997 to $4.6 million, or 30.9% of net revenues, in the first six months of 1998. The increases from 1996 to 1997 resulted primarily from the building of a sales and marketing organization, which began late in the fourth quarter of 1996, and the decision to begin substantial advertising and promotional activities, which occurred in the third quarter of 1997. The increases from the first six months of 1997 to the first six months of 1998 resulted primarily from continued growth in the number of sales and marketing personnel and from increases in advertising and promotional expenses, which were less than $20,000 in the first six months of 1997 and over $2.6 million in the first six months of 1998. In addition, the Company is obligated to make aggregate payments to AOL of $12.0 million over the three year term of the marketing agreement it entered into with AOL in August 1998. See Note 11 of Notes to Consolidated Financial Statements.

  PRODUCT DEVELOPMENT

  The Company's product development expenses increased from $28,000, or 7.5% of net revenues, in 1996 to $831,000, or 14.5% of net revenues, in 1997. Product development expenses increased in absolute dollars but decreased as a percentage of net revenues from $209,000, or 12.6% of net revenues, in the first six months of 1997 to $1.5 million, or 10.4 % of net revenues, in the first six months of 1998. The increases in absolute dollars between the comparison periods resulted primarily from increases in salaries, benefits and other personnel-related expenses as the Company significantly increased the size of its research and development staff.

  GENERAL AND ADMINISTRATIVE

  The Company's general and administrative expenses increased from $45,000, or 12.1% of net revenues, in 1996 to $950,000, or 16.5% of net revenues, in 1997. General and administrative expenses increased from $233,000, or 14.0% of net revenues, in the first six months of 1997 to $4.2 million, or 28.1% of net revenues, in the first six months of 1998. The increases from 1996 to 1997 resulted primarily from increases in salaries, benefits and other personnel-related expenses and, to a lesser extent, from increases in the allowance for doubtful accounts (which is increased based upon a percentage of revenues reflecting the Company's historical experience), fees for professional services and allocations of occupancy costs and other overhead. The increases from the first six months of 1997 to the first six months of 1998 resulted primarily from the Company's contribution in June 1998 of 107,250 shares of the Company's Common Stock with an estimated fair value of $1.2 million to a charitable foundation. In June 1998 the Company also recorded compensation expense of $429,000 associated with purchases of restricted shares of Common Stock by its outside directors. Increases in personnel-related expenses, the allowance for doubtful accounts, fees for professional services and allocations of occupancy costs and other overhead also contributed to the increase.

  ACQUIRED RESEARCH AND DEVELOPMENT

  During the six months ended June 30, 1998, the Company recognized $150,000 for in-process technology acquired in the acquisition of Jump and charged it to operations because such in-process technology had not reached the stage of technological feasibility at the acquisition date and had no alternative future use. See Note 2 of Notes to Consolidated Financial Statements and the Notes to Pro Forma Consolidated Financial Information included elsewhere in this Prospectus.

  INTEREST AND OTHER INCOME, NET

  The Company's interest and other income, net increased from $1,000 in 1996 to $56,000 in 1997 and from $4,000 in the first six months of 1997 to $76,000 in the first six months of 1998. Substantially all of the increases between the comparison periods were a result of increased cash and cash equivalents, which resulted from interest earned on the net proceeds from the Company's sales of Series B Preferred Stock and Series B Warrants in June 1997 and, in the case of the six-month comparison periods, the exercise of those warrants in May 1998 and the exercise of employee stock options.

  PROVISION FOR INCOME TAXES

  The Company's effective federal and state income tax rate was 41.7% in 1996, 43.4% in 1997 and 92.2% in the first six months of 1998. The variations in the effective tax rate for 1996, 1997 and the first six months of 1998 reflect the impact of applying the annual effective tax rate to the respective periods that is reflective of the Company's current and deferred tax liability. The increase in the effective tax rate from 1997 to 1998 resulted primarily from non-deductible charges for stock-based compensation and expenses related to the acquisition of Jump. See Note 7 of Notes to Consolidated Financial Statements.

  STOCK-BASED COMPENSATION

  In 1997 and 1998, the Company recorded aggregate unearned compensation totaling $6.8 million in connection with the grant of certain stock options subsequent to April 1997, which amount is being amortized over the four-year vesting period of such options. Of the total unearned compensation, approximately $25,000 and $1.1 million was amortized in 1997 and the first six months of 1998, respectively. These amortization amounts were allocated among the operating expense categories based upon the primary activity of the related employee, resulting in charges in the year ended December 31, 1997 and the six months ended June 30, 1998 of approximately $0 and $28,000 to cost of net revenues, $0 and $186,000 to product development expenses, $0 and $162,000 to sales and marketing expenses, and $25,000 and $695,000 to general and administrative expenses, respectively. See Note 10 of Notes to Consolidated Financial Statements.

FACTORS AFFECTING RESULTS OF OPERATIONS AND FINANCIAL CONDITION

  eBay was formed as a sole proprietorship in September 1995 and incorporated in May 1996. Thus, it has only a limited operating history on which to base an evaluation of its business and prospects. The Company's prospects must be considered in light of the risks, uncertainties, expenses and difficulties frequently encountered by companies in their early stages of development, particularly companies in new and rapidly evolving markets such as online commerce. To address these risks and uncertainties, the Company must, among other things, maintain and increase the number of its registered users, items listed on its service and completed auctions, maintain and enhance its brand, implement and execute its business and marketing strategy successfully, continue to develop and upgrade its technology and information-processing systems, continue to enhance the eBay service to meet the needs of a changing market, provide superior customer service, respond to competitive developments, and attract, integrate, retain and motivate qualified personnel. There can be no assurance that the Company will be successful in accomplishing all of these things, and the failure to do so could have a material adverse effect on the Company's business, results of operations and financial condition.

  The Company believes that its continued growth will depend in large part on its ability to: (i) increase its brand name awareness, (ii) provide its customers with superior community and trading experiences and (iii) maintain sufficient transaction volume to attract buyers and sellers. Accordingly, the Company intends to invest heavily in marketing and promotion, site development, technology and operating infrastructure development. Although the Company has experienced significant revenue growth and significant growth in the number of its registered users and items listed for auction by its users in recent periods, such growth rates are not sustainable and will decrease in the future. In view of the rapidly evolving nature of the Company's business and its limited operating history, the Company believes that period-to-period comparisons of its operating results are not necessarily meaningful and should not be relied upon as indications of future performance.

  The Company's operating results have varied on a quarterly basis during its short operating history and may fluctuate significantly as a result of a variety of factors, many of which are outside the

Company's control. Factors that may affect the Company's quarterly operating results include: (i) the Company's ability to retain an active user base, attract new users who effect transactions through its service and maintain customer satisfaction; (ii) the Company's ability to manage the number of items listed on its service; (iii) the announcement or introduction of new sites, services and products by the Company or its competitors; (iv) the success of the Company's brand building and marketing campaigns; (v) price competition; (vi) the level of use of the Internet and online services;
(vii) increasing consumer confidence in and acceptance of the Internet and other online services for commerce and, in particular, the trading of products such as those listed on eBay; (viii) consumer confidence in the security of transactions over the Internet; (ix) the Company's ability to upgrade and develop its systems and infrastructure to accommodate growth; (x) the Company's ability to attract new personnel in a timely and effective manner;
(xi) the volume of items listed on the Company's Web site; (xii) the timing, cost and availability of advertising in traditional media and on other Web sites and online services; (xiii) technical difficulties or service interruptions; (xiv) the amount and timing of operating costs and capital expenditures relating to expansion of the Company's business, operations and infrastructure; (xv) consumer trends and popularity of certain categories of collectible items; (xvi) volume, size, timing and completion rate of trades on eBay; (xvii) governmental regulation by Federal or local governments; and (xviii) general economic conditions and economic conditions specific to the Internet and online commerce industries.

  As a result of the Company's limited operating history and the emerging nature of the markets in which it competes, it is difficult for the Company to forecast its revenues or earnings accurately. In addition, the Company has no backlog and a significant portion at the Company's net revenues for a particular quarter are derived from auctions that are listed and completed during that quarter. The Company's current and future expense levels are based largely on its investment plans and estimates of future revenues and are, to a large extent, fixed. The Company may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall. Accordingly, any significant shortfall in revenues relative to the Company's planned expenditures would have an immediate adverse effect on the Company's business, results of operations and financial condition. Further, as a strategic response to changes in the competitive environment, the Company may from time to time make certain pricing, service or marketing decisions that could have a material adverse effect on its business, results of operations and financial condition.

  The Company believes that its results of operations are somewhat seasonal in nature, with fewer auctions around the Thanksgiving and Christmas holidays in the fourth quarter. The Company's limited operating history, however, makes it difficult to fully assess the impact of these seasonal factors or whether or not its business is susceptible to cyclical fluctuations in the U.S. economy. In addition, the Company believes that its rapid growth may have overshadowed whatever seasonal or cyclical factors might have influenced its business to date. There can be no assurance that seasonal or cyclical variations in the Company's operations will not become more pronounced over time or that they will not materially adversely affect its results of operations in the future. Moreover, consumer "fads" and other changes in consumer trends may cause significant fluctuations in the Company's operating results from one quarter to the next.

  Due to the foregoing factors, the Company's quarterly revenues and operating results are difficult to forecast. The Company believes that period-to-period comparisons of its operating results may not be meaningful and should not be relied upon as an indication of future performance. In addition, it is likely that in one or more future quarters the Company's operating results will fall below the expectations of securities analysts and investors. In such event, the trading price of the Common Stock would almost certainly be materially adversely affected.

LIQUIDITY AND CAPITAL RESOURCES

  Since inception, the Company has financed its operations primarily from net cash generated from operating activities and, to a lesser extent, from the sale of Series B Preferred Stock and Series B Warrants, proceeds from the exercise of those warrants and proceeds from the exercise of stock options.

  Net cash provided by operating activities was $113,000, $789,000 and $5.2 million in 1996, 1997 and the first six months of 1998, respectively. Net cash provided by operating activities resulted primarily from the Company's net income before non-cash charges for amortization of unearned compensation, the provision for doubtful accounts and depreciation and amortization, as well as increases in various liability categories, offset in part by increases in accounts receivable.

  Net cash used in investing activities was $25,000, $680,000 and $3.3 million in 1996, 1997 and the first six months of 1998, respectively. Net cash used in investing activities in each of these periods was entirely the result of purchases of property and equipment, primarily computer equipment and furniture and fixtures.

  Net cash provided by financing activities was $15,000, $3.5 million and $5.1 million in 1996, 1997 and the first six months of 1998, respectively. Net cash provided by financing activities in 1996 resulted almost entirely from sales of Common Stock and Series A Preferred Stock. Net cash provided by financing activities in 1997 resulted primarily from the sale of $3.0 million of Series B Preferred Stock and Series B Warrants and borrowings of $545,000 against a bank line of credit. See Notes 5 and 8 of Notes to Consolidated Financial Statements. Net cash provided by financing activities in the first six months of 1998 resulted primarily from proceeds from the exercise of Series B Warrants of $2.0 million and proceeds from the sale of restricted Common Stock in the aggregate amount of $3.2 million.

  At June 30, 1998, the principal source of liquidity for the Company was $10.7 million of cash and cash equivalents. As of that date, the Company also had a line of credit in the amount of $750,000, none of which remained available for borrowing. Borrowings under the line of credit accrue interest at a variable rate determined by the bank, are repayable in 24 monthly installments of principal and interest through January 2000 and are secured by certain assets of the Company. Under the line of credit, the Company is required to maintain certain financial covenants. The Company was in compliance with all of these covenants at June 30, 1998. See Note 5 of Notes to Consolidated Financial Statements.

  The Company had no material commitments for capital expenditures at June 30, 1998 but expects such expenditures to be at least $1.1 million in the second half of 1998 and at least $6.1 million in 1999. Such expenditures will primarily be for computer equipment, furniture and fixtures and leasehold improvements. In addition, the Company anticipates implementing a mirrored Web site outside of California during the second half of 1998 and moving to a new facility in the second half of 1999. The Company also has total minimum lease obligations of $1.7 million under certain noncancellable operating leases and $23,000 under certain capital leases. As a result of its August 1998 marketing agreement with AOL, the Company is obligated to make aggregate payments to AOL of $12.0 million over the three year term of the agreement. See Note 11 of Notes to Consolidated Financial Statements. The Company believes that its existing cash and cash equivalents, the net proceeds from this offering and any cash generated from operations will be sufficient to fund its operating activities, capital expenditures and other obligations through at least the next 18 months. However, if during that period or thereafter the Company is not successful in generating sufficient cash flow from operations or in raising additional capital when required in sufficient amounts and on terms acceptable to the Company, these failures could have a material adverse effect on the Company's business, results of operations and financial condition. If additional funds are raised through the issuance of equity securities, the percentage ownership of its then-current stockholders would be reduced.

RECENT ACCOUNTING PRONOUNCEMENTS

  The Financial Accounting Standard Board ("FASB") recently issued Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards for reporting and displaying comprehensive income and its components in financial statements. Comprehensive income, as defined, includes all changes to equity (net assets) during a period from non-owner sources. SFAS No. 130 is effective for financial statements for fiscal years beginning after December 15, 1997. To date, the Company has not had any transactions that are required to be reported in comprehensive income.

  The FASB recently issued SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information." SFAS No. 131 establishes standards for the way public business enterprises are to report information about operating segments in annual financial statements and requires those enterprises to report selected information about operating segments in interim financial reports. SFAS No. 131 is effective for financial statements for fiscal years beginning after December 15, 1997. The Company has determined that it does not have any separately reportable business segments.

  The American Institute of Certified Public Accountants issued Statement of Position ("SOP") No. 98-1, "Software for Internal Use," which provides guidance on accounting for the cost of computer software developed or obtained for internal use. SOP No. 98-1 is effective for financial statements for fiscal years beginning after December 15, 1998. The Company does not expect that the adoption of SOP No. 98-1 will have a material impact on its financial statements.

YEAR 2000 ISSUES

  Many current installed computer systems and software products are coded to accept only two-digit entries in the date code field and cannot reliably distinguish dates beginning on January 1, 2000 from dates prior to the year 2000. Many companies' software and computer systems may need to be upgraded or replaced in order to correctly process dates beginning in 2000 and to comply with the "Year 2000" requirements. The Company has reviewed its internal programs and has determined that there are no significant Year 2000 issues within the Company's systems or services. However, the Company utilizes third-party equipment and software that may not be Year 2000 compliant although the Company believes that the third-party systems that are material to its business are Year 2000 compliant based on representations made by these suppliers. Failure of such third-party equipment or software to process properly dates for the year 2000 and thereafter could require the Company to incur unanticipated expenses to remedy any problems, which could have a material adverse effect on the Company's business, results of operations and financial condition.

                                   BUSINESS

  This Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results may differ significantly from the results discussed in these forward-looking statements. Factors that may cause such a difference include, but are not limited to, those discussed in "Risk Factors."

THE COMPANY

  eBay is the world's largest and most popular person-to-person trading community on the Internet, based on the number of items listed, number of unique eBay users and minutes of usage per month. eBay pioneered online person-to-person trading by developing a Web-based community in which buyers and sellers are brought together in an efficient and entertaining auction format to buy and sell personal items such as antiques, coins, collectibles, computers, memorabilia, stamps and toys. The eBay service permits sellers to list items for sale, buyers to bid on items of interest and all eBay users to browse through listed items in a fully-automated, topically-arranged, intuitive and easy-to-use online service that is available 24 hours a day, seven days a week. From inception through June 30, 1998, eBay hosted over 15 million auctions resulting in gross merchandise sales in excess of $340 million. During the first half of 1998, the number of registered eBay users grew from approximately 340,000 to over 850,000 and the number of simultaneous auctions being conducted through eBay increased from approximately 200,000 to over 500,000. As of August 31, 1998, the Company had over 1.0 million registered users and over 600,000 auctions listed in 1,085 categories. The Company believes that this critical mass of buyers, sellers and items listed for sale creates a cycle that helps eBay to continue to grow its user base. Sellers are attracted to eBay as a result of the large number of potential buyers, and buyers in turn are attracted to eBay by the broad selection of goods listed on eBay. eBay provides buyers and sellers a place to socialize, to discuss topics of common interest and, ultimately, to conduct business in a compelling trading environment, thus fostering a large and growing commerce-oriented online community.

INDUSTRY BACKGROUND

  GROWTH OF THE INTERNET AND ONLINE COMMERCE

  The Internet has emerged as a global medium enabling millions of people worldwide to share information, communicate and conduct business electronically. International Data Corporation ("IDC") estimates that the number of Web users will grow from approximately 69 million worldwide in 1997 to approximately 320 million worldwide by the end of 2002. This growth is expected to be driven by the large and growing number of PCs installed in homes and offices, the decreasing cost of PCs, easier, faster and cheaper access to the Internet, improvements in network infrastructure, the proliferation of Internet content and the increasing familiarity and acceptance of the Internet by businesses and consumers. The Internet possesses a number of unique characteristics that differentiate it from traditional media: users communicate or access information without geographic or temporal limitations; users access dynamic and interactive content on a real-time basis; and users communicate and interact instantaneously with a single individual or with entire groups of individuals. As a result of these characteristics, Web usage is expected to continue to grow rapidly.

  The growing adoption of the Web represents an enormous opportunity for businesses to conduct commerce over the Internet. IDC estimates that commerce over the Internet will increase from approximately $32 billion worldwide in 1998 to approximately $130 billion worldwide in 2000. While companies initially focused on facilitating and conducting transactions between businesses over the Internet, a number of companies more recently have focused on facilitating a wide variety of business-to-consumer transactions. These companies typically use the Internet to offer standard products and services that can be easily described with graphics and text and do not necessarily require physical presence for purchase, such as books, CDs, videocassettes, automobiles, home loans, airline tickets and online banking and stock trading. The Internet gives these companies the opportunity to develop one-to-one relationships with customers worldwide from a central location without having to make the

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significant investments required to build a number of local retail presences, manage a worldwide distribution infrastructure or develop the printing and mailing infrastructure associated with traditional direct marketing activities. While companies have generally focused on applying these benefits in business-to-business and business-to-consumer transactions, a significant market opportunity exists to apply these same advantages to facilitate person-to-person trading over the Internet.

  THE PERSON-TO-PERSON TRADING MARKET OPPORTUNITY

  The exchange of goods between individuals--person-to-person trading--has traditionally been conducted through trading forums such as classified advertisements, collectibles shows, garage sales and flea markets or through intermediaries, such as auction houses and local dealer shops. These markets are highly inefficient, making person-to-person trading difficult for buyers and sellers. Their fragmented, regional nature makes it difficult and expensive for buyers and sellers to meet, exchange information and complete transactions. The localized nature of these markets also results in a limited variety and breadth of goods available in any one location. Buyers are limited to searching through local classified ads or to traveling to numerous geographically-dispersed flea markets, trade shows or dealer shops in order to find items of interest. These markets often have high transaction costs because intermediaries either mark up goods for resale or charge a commission. Because these markets are information inefficient, buyers and sellers lack a reliable and convenient means of setting prices for sales or purchases. Despite these inefficiencies, the Company believes that the market for traditional person-to-person trading in the U.S. through auctions and classified ads exceeded $50 billion in goods sold in 1997.

  The Internet offers for the first time the opportunity to create a compelling global marketplace that overcomes the inefficiencies associated with traditional person-to-person trading while offering the benefits of Internet-based commerce to the person-to-person trading market. An Internet-based centralized trading place facilitates buyers and sellers meeting, listing items for sale, exchanging information, interacting with each other and, ultimately, consummating transactions. It allows buyers and sellers to trade directly, bypassing traditional intermediaries and lowering costs for both parties. This trading place is global in reach, offering buyers a significantly broader selection of goods to purchase and providing sellers the opportunity to sell their goods efficiently to a broader base of buyers. It offers significant convenience, allowing trading at all hours and providing continually-updated information. By leveraging the interactive nature of the Internet, this trading place also facilitates a sense of community through direct buyer and seller communication, thereby enabling the interaction between individuals with mutual interests. In addition, this community orientation, facilitation of direct buyer and seller communication and efficient access to information on a particular buyer or seller's trading history can help alleviate the risks of anonymous trading. As a result, there exists a significant market opportunity for an Internet-based centralized trading place that applies the unique attributes of the Internet to facilitate person-to-person trading.

THE EBAY SOLUTION

  eBay pioneered person-to-person trading of a wide range of goods over the Internet using an efficient and entertaining auction format and has grown into the largest and most popular person-to-person trading community on the Internet. The core eBay service permits sellers to list items for sale, buyers to bid for and purchase items of interest and all eBay users to browse through listed items from any place in the world at any time. eBay offers buyers a large selection of new and used items that can be difficult and costly to find through traditional means such as classified advertisements, collectibles shows, garage sales and flea markets or through intermediaries, such as auction houses and local dealer shops. eBay also enables sellers to reach a larger number of buyers more cost-effectively than traditional person-to-person trading forums.


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

  The eBay service was originally introduced in September 1995 to create an efficient marketplace for individuals to trade with one another. Begun as a grassroots online trading community, eBay primarily attracted buyers and sellers through word-of-mouth and by providing buyers and sellers with a place to socialize, to discuss topics of common interest and ultimately to trade goods with one another. The number of categories under which eBay users list goods for auction has grown from 10, when eBay was first introduced, to 846 as of June 30, 1998. Categories on eBay currently include antiques, coins, collectibles, computers, memorabilia, stamps and toys. From inception through June 30, 1998, eBay hosted over 15 million auctions, resulting in cumulative gross merchandise sales of over $340 million. From December 31, 1997 to June 30, 1998, the number of registered eBay users grew from approximately 340,000 to over 850,000 and the number of simultaneous auctions being conducted through eBay increased from approximately 200,000 to over 500,000.

  The principal reasons for eBay's success are the following:

  LARGEST ONLINE TRADING MARKET. Unlike traditional person-to-person trading forums, eBay has aggregated a critical mass of buyers, sellers and items listed for sale. As a result, eBay has become the largest online person-to-person trading market. As of August 31, 1998, eBay had over 1.0 million registered users and was offering 1,085 product categories with over 600,000 items for auction, many of which were unique or otherwise hard to find. The Company believes that this critical mass of buyers, sellers and items listed for sale creates a cycle that helps eBay to continue to grow its user base. Sellers are attracted to eBay as a result of the large number of potential buyers and buyers in turn are attracted to eBay by the broad selection of goods listed on eBay.

  COMPELLING TRADING ENVIRONMENT. eBay has created a distinctive trading environment by utilizing an entertaining auction format, establishing procedural rules and promoting community values that are designed to facilitate trade and communications between buyers and sellers, without the need for eBay to intervene and play a significant role in the trading process. The auction format creates a sense of urgency among buyers to bid for goods because of the uncertain future availability of a unique item on the site. Similarly, by accepting multiple bids at increasing prices, its auction format provides sellers a more efficient means of obtaining a maximum price for their products. To date, well over 50% of auctions listed on eBay have been successfully completed. The Company encourages every eBay user to provide comments and feedback on other eBay users with whom they interact and offers user profiles that provide feedback ratings and incorporate these comments. The Company believes that this Feedback Forum helps make users more comfortable with dealing with an unknown trading partner over the Web. In addition, the Company's SafeHarbor program provides guidelines for trade, helps provide information to resolve user disputes, responds to reports of misuse of the eBay service and, if necessary, suspends users who violate the terms of the Company's user agreement.

  COST EFFECTIVE, CONVENIENT TRADING. eBay allows its buyers and sellers to bypass traditionally expensive, regionally-fragmented intermediaries and transact business on a 24 hour a day, seven day a week basis. Because eBay carries no inventory, sellers bypass costly traditional intermediaries, thus allowing for lower selling costs and increasing the sellers' likelihood of finding buyers willing to pay his or her target price. To list an item on eBay, sellers pay only a nominal placement fee ranging from $0.25 to $2.00 and then pay an additional success fee that steps down from 5% to 1.25% of the transaction value only if an auction is concluded with a successful bid. As a result, sellers for the first time can sell relatively inexpensive items which had previously been prohibitively expensive to list through most traditional trading forums. By allowing sellers to conveniently reach a broad range of buyers, eBay also ameliorates the time-consuming, logistical inconvenience of individual selling. Buyers have access to a broad selection of items and avoid the need to pay expensive markups or commissions to intermediaries. Buyers are not charged for trading through eBay. The critical mass of items listed on eBay provides a mutual benefit for buyers and sellers to more effectively determine an appropriate price for an item.


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

  STRONG COMMUNITY AFFINITY. The Company believes that fostering direct interaction between buyers and sellers with similar interests has enabled it to create a loyal, active community of users. eBay has introduced a variety of features and services designed to strengthen this sense of community among eBay users. The Company facilitates communications between buyers and sellers by offering chat rooms, bulletin boards and customer support assistance from eBay personnel and other eBay users and by providing community features that are designed to encourage consumer loyalty and repeat usage.

  INTUITIVE USER EXPERIENCE. The eBay service is a fully-automated, topically-arranged, intuitive and easy-to-use online service that is available on a 24 hour a day, seven day a week basis. Within minutes of completing a simple online form, a seller can immediately list items for sale on the service, and buyers can submit bids for items quickly and easily. Buyers can easily search the hundreds of thousands of items listed by category or specific item. During the course of the auction, bidders are notified by email of the status of their bids on a daily basis and are notified immediately if they are outbid. Sellers and successful bidders are automatically notified when an auction is completed. To assist users further, the Company offers customer support via email and support bulletin boards staffed on a 24 hour a day, seven day a week basis.

EBAY STRATEGY

  The Company's objective is to build upon its position as the world's leading online person-to-person trading community. The key elements of eBay's strategy are:

  GROW THE EBAY COMMUNITY AND THE EBAY BRAND. The Company believes that building greater awareness of the eBay brand within and beyond the eBay community is critical to expanding its user base and to maintaining the vitality of the eBay community. Although the Company's historical growth has been largely attributable to word-of-mouth, the Company intends to build its user base and its brand name aggressively. The Company has prepared a substantial national advertising campaign, both in traditional media and online, that is designed to attract new eBay users. The campaign will include advertising in targeted publications, strategic advertising and sponsorship placements on high-traffic Web sites, radio and television advertising campaigns and active participation in other forums such as selected trade shows. To this end, in August 1998 the Company entered into a three-year marketing relationship with AOL whereby eBay will be prominently featured in areas of AOL's proprietary service and on AOL.com. The Company intends to focus on reinforcing its brand within the existing eBay community through marketing programs on eBay and sales of eBay-branded merchandise.

  BROADEN THE EBAY TRADING PLATFORM. The Company intends to pursue a multi-pronged strategy for growing the eBay platform within existing product categories, across new product categories and internationally. The Company will target key vertical markets in its user programs and marketing activities. The Company also intends to grow existing product categories by introducing category-specific bulletin boards and chat rooms, integrating category-specific content, advertising its service in targeted publications and participating in targeted trade shows. In addition, the Company intends to broaden the range of products offered on its trading platform by seeking to attract new users from the general audience of Internet users and adding product categories, content and other services or features to meet this new user demand. The Company believes that there are significant opportunities for person-to-person trading worldwide and therefore intends to leverage the eBay service and brand name internationally by developing eBay for selected international markets and marketing and promoting these services actively.

  FOSTER EBAY COMMUNITY AFFINITY. The Company believes that it has developed the largest and one of the most loyal person-to-person trading communities on the Web and that enhancing the eBay community experience will help the Company foster further growth and a greater sense of loyalty among eBay users. The Company seeks to maintain a critical mass of frequent buyers and sellers with a vested interest in the eBay community so that sellers will continue to be attracted to the service by the large number of potential buyers and buyers will be attracted to eBay by the large number of items listed by these sellers. Consistent with its desire to foster community, the Company has organized a charitable fund, known as the eBay Foundation, and intends to involve the members of the eBay community in determining to which charitable purposes the eBay Foundation's funds will be applied. See "--The eBay Service--Community Services."

  ENHANCE FEATURES AND FUNCTIONALITY. The Company intends to update and enhance the features and functionality of eBay frequently in order to continue to improve the user trading experience through eBay. The Company recently introduced personalization features such as My eBay, a customizable user interface that tracks a user's recent auction activity and account balance information and highlights auctions of specified items. The Company intends to introduce other features, such as new auction formats, category-specific content and other features designed to enhance the eBay experience. The Company will continue to provide rapid system response and transaction processing time by investing in its infrastructure in order to accommodate additional users, content and auctions.

  EXPAND VALUE-ADDED SERVICES. In order to offer an "end-to-end" person-to-person trading service, the Company intends to offer a variety of pre- and post-trade services to enhance the user experience. The Company intends to introduce services to facilitate the exchange of goods so that buyers and sellers will feel more comfortable sending money or goods to an unknown trading partner. It is anticipated that these services may include pre-trade services, such as services to facilitate scanning and uploading of photographs of listed items, and post-trade services, such as third-party escrow services and arrangements with shippers to help sellers ship their products more easily. The Company may pursue strategic relationships with third parties to provide many of these value-added services.

  BUILD ON UNIQUE BUSINESS MODEL. The Company believes that its business model, which does not require it to carry an inventory or to maintain a sales force, provides a number of competitive advantages. The Company intends to devote the capital that would otherwise be used for those purposes towards growing eBay's business, enhancing its person-to-person trading services, building brand awareness and pursuing other strategic opportunities.

THE EBAY SERVICE

  The eBay trading platform is a robust, Internet-based, person-to-person centralized trading place that facilitates buying and selling of a wide variety of items.

                      [DIAGRAM OF BUYING-SELLING PROCESS]

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

  REGISTRATION. While any visitor to eBay can browse through the eBay service and view the items listed for auction, in order to bid for an item or to list an item for sale, buyers and sellers must first register with eBay. Users register by completing a short online form and thereafter can immediately bid for an item or list an item for sale.

  BUYING ON EBAY. Buyers typically enter eBay through its home page, which contains a listing of product categories that allows for easy exploration of current auctions. Bidders can search for specific items by browsing through a list of auctions within a category or subcategory and then "click through" to a detailed description for a particular item. Bidders can also search specific categories or the entire database of auction listings using keywords to describe the types of products in which they are interested, and eBay's search engine will generate a list of relevant auctions with links to the detailed descriptions. Each auction is assigned a unique identifier so that users can easily search for and track specific auctions. Users can also search for a particular bidder or seller by name in order to review his or her auction and feedback history. Within each category section eBay highlights auctions commenced within the past 24 hours in a "New Today" section; auctions ending on that day in an "Ending Today" section; and auctions ending within three hours under a "Going, Going, Gone" section. Once a bidder has found an item of interest and registered with eBay, the bidder enters the maximum amount he or she is willing to pay at that time. In the event of competitive bids, the eBay service automatically increases bidding in increments based upon the then current highest bid for the item, up to the bidder's maximum price. As eBay encourages direct interaction between buyers and sellers, bidders wishing additional information about a listed item can access the seller's email address and contact the seller for additional information. The Company believes that this interaction between bidders and sellers leverages the personal, one-to-one nature of person-to-person trading on the Web and is an important element of the eBay experience. Once each bid is made, a confirmation is sent to the bidder via email, an outbid notice is sent to the next highest bidders and the item's auction status is automatically updated. During the course of the auction, bidders are notified of the status of their bids via email on a daily basis and are notified immediately after they are outbid. Bidders are not charged for making bids or purchases through eBay.

  SELLING ON EBAY. A seller registered with eBay can list a product for auction by completing a short online form. The seller selects a minimum price for opening bids for the item and chooses whether the auction will last three, five or seven days. Additionally, a seller may select a reserve price for an item, which is the minimum price at which the seller is willing to sell the item and is typically higher than the minimum price set for opening bids. The reserve price is not disclosed to bidders. A seller can elect to sell items in individual auctions or, if he or she has multiple identical items, can elect to hold a "Dutch Auction." For example, an individual wishing to sell 10 identical watches could hold 10 individual auctions or hold a Dutch Auction in which the 10 highest bidders would each receive a watch and all lower bids would be rejected. A seller may also specify that an auction will be a private auction. With this format, bidders' e-mail addresses are not disclosed on the item screen or bidding history screen. Sellers pay a nominal placement fee to list items for sale--$0.25 for an auction with a minimum starting price of less than $10.00, $0.50 for a minimum starting price of $10.00 to $24.99, $1.00 for a minimum starting price of $25.00 to $49.99 and $2.00 for a minimum starting price of $50.00 or more. By paying incremental placement fees, sellers can have items featured in various ways. The seller can highlight his or her auctions by utilizing a bold font for the auction heading for an additional fee of $2.00. A seller with a favorable feedback rating can have his or her auction featured as a "Super Featured Auction" for $49.95, which allows the seller's item to be rotated on the eBay home page, or as a "Category Featured Auction" for $9.95, which allows the seller's item to be featured within a particular eBay category. A seller can also include a description of the product with links to the seller's Web site. In addition, the seller can include a photograph in the description if the seller posts the photograph on a Web site and provides eBay with the appropriate Web address. During the course of an auction, sellers are notified of the status of their auctions on a daily basis via email.

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

  HOW TRANSACTIONS ARE COMPLETED. At the end of an auction period, if a bid exceeds the minimum price and, if one is set, the reserve price, eBay automatically notifies the buyer and seller via email and the buyer and seller can then consummate the transaction independently of eBay. At the time of the email notification, eBay charges the seller a success fee equal to 5% of the first $25 of the purchase price, 2.5% of any purchase price between $25.01 and $1,000 and 1.25% of any purchase price over $1,000. At no point during the process does the Company take possession of either the item being sold or the buyer's payment for the item. Rather, the buyer and seller must independently arrange for the shipment of and payment for the item, with the buyer typically paying for shipping. A seller can view the buyer's feedback rating and then determine the manner of payment, such as personal check, cashier's check or credit card, and also whether to ship the item before or after the payment is received. Under the terms of the Company's user agreement, if a seller receives one or more bids above the stated minimum or reserve price, whichever is higher, the seller is obligated to complete a transaction although the Company has no power to force the seller or bidder to complete the transaction other than to suspend them from using the eBay service. In the event the buyer and seller are unable to complete the transaction, eBay credits the seller the amount of the success fee. Invoices for placement fees, additional listing fees and success fees are sent via email to sellers on a monthly basis. Typically, sellers have a credit card account on file with eBay and that account is charged shortly after the invoice is sent.

  FEEDBACK FORUM. eBay pioneered this feature to facilitate the establishment of reputations within its community by encouraging individuals to record comments about their trading partners on each transaction or other eBay users with whom they have interacted. Every registered eBay user is issued a trading profile, on which users who have conducted business or interacted with the person may submit compliments or criticism. This information is recorded in a feedback profile that includes a feedback rating for the person and indicates comments from other eBay users who have interacted with that person over the past seven days, the past month, the past six months and beyond. Users who have developed positive reputations over time will have a star symbol displayed next to their user name, which is color coded to indicate the amount of positive feedback as compared to negative feedback received by the user. eBay users may review a person's feedback profile to check on the person's reputation within the eBay community before deciding to bid on an item listed by that person or in determining how to complete the payment for and delivery of the item.

  The terms of the Company's user agreement prohibit actions that would undermine the integrity of the Feedback Forum, such as a person's leaving positive feedback about himself or herself through other accounts or leaving negative feedback for others through other accounts. The Feedback Forum system has several automated features designed to detect and prevent some forms of abuse. For example, feedback posting from the same account, positive or negative, cannot affect a user's net feedback rating (i.e., the number of positive postings, less the number of negative postings) by more than one point, no matter how many comments an individual makes. Furthermore, in order to discourage users from registering for the purpose of leaving excessive positive or negative feedback, a user must be registered with eBay for at least five days in order to leave feedback. Users who receive a sufficiently negative net feedback rating have their registrations suspended and are unable to bid on or list items for sale. The Company believes its Feedback Forum is extremely useful in overcoming initial user hesitancy when trading over the Web as it reduces the anonymity and uncertainty of dealing with an unknown trading partner.

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

  WHAT CAN BE PURCHASED OR SOLD ON EBAY. The eBay service has grown from offering 10 product categories when it was first introduced in September 1995 to offering over 1,085 categories as of August 31, 1998. As the number of product categories has grown, the Company periodically organizes the categories under different headings to reflect the major types of items currently listed. As of August 31, 1998, these product categories were organized under the following headings:

              Antiques                      Jewelry, Gemstones
              Books, Movies, Music          Photo & Electronics
              Coins & Stamps                Pottery & Glass
              Collectibles                  Sports Memorabilia
              Computers                     Toys & Beanie Babies
              Dolls, Figures                Miscellaneous

  Each category has numerous subcategories. Today eBay offers a selection of over 600,000 items, with the most popular items sold on eBay being those that are relatively standardized or are well-represented with a photo (and therefore can be evaluated to some degree without a physical inspection), are small and easily shippable, and are relatively inexpensive. As the eBay community grows and additional items are listed, the Company will continue to organize auctions under additional categories to respond to the needs of the eBay community.

  COMMUNITY SERVICES. Beyond providing a convenient means of trading, eBay has devoted substantial resources to building an online person-to-person trading community, which the Company believes is one of the strongest on the Web. Key components of the Company's community philosophy are maintaining an honest and open marketplace and treating individual users with respect. The Company offers a variety of community and support features that are designed to solidify the growth of the eBay community and to build eBay user affinity and loyalty. eBay facilitates email communications between buyers and sellers and offers category-specific chat rooms, the eBay Cafe (a chat room for the entire eBay community), question and answer sections, a bulletin board devoted to user feedback on new features, an announcements section that covers new features on eBay or other eBay news, customer support boards and "items wanted" listings where users can post notices seeking specific items. eBay also offers My eBay, which permits users to receive a report of their recent activity on eBay, including bidding activity, selling activity, account balances, favorite categories and recent feedback. Users with their own Web pages can also post link buttons from the user's page to eBay and to a list of items the user has for sale on eBay. In addition, in June 1998, the Company donated 107,250 shares of Common Stock to the Community Foundation Silicon Valley, a tax-exempt donor-advised public charity and established a fund, known as the "eBay Foundation." Through the Community Foundation Silicon Valley, the eBay Foundation will make grants to charitable organizations. The Company intends to involve the members of the eBay community in determining the charitable purposes to which proceeds from the sale of these shares will be devoted. The Company may solicit user suggestions for worthwhile charities or post listings of suggested charities in one of the eBay chat rooms or bulletin boards to determine the eBay community's views regarding the charities to which the eBay Foundation should contribute.

  CUSTOMER SUPPORT. The Company devotes significant resources to providing personalized, timely customer service and support. eBay offers customer support on a 24 hour a day, seven day a week basis. Most customer support inquiries are handled via email, with customer email inquiries typically being answered within 24 hours after submission. The Company offers an online tutorial for new eBay users and maintains two live customer support bulletin boards, where users can post questions that will be answered by eBay customer support personnel or other eBay users.

  In addition, the Company offers the SafeHarbor program which provides guidelines for trade, helps provide information to resolve user disputes and responds to reports of misuses of the eBay service. The Company's SafeHarbor staff investigates users' complaints of possible misuse of eBay and takes

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

appropriate action, including issuing warnings to users or suspending users from bidding on or listing items for sale. Some of the complaints the SafeHarbor program investigates include various forms of bid manipulation, malicious posting of negative feedback and posting illegal items for sale. The SafeHarbor staff also provides information to assist users with disputes over the quality of the goods sold or other fraudulent activity and, upon receipt of a written claim of fraud from a user, will suspend the offending user from eBay. Also, upon receipt of a written claim of intellectual property infringement, the Company will remove the offending item from eBay.

ACQUISITION OF JUMP

  On June 30, 1998, the Company acquired Jump, the developer and operator of Up4Sale, an advertising-supported online trading service in an auction format. The Company acquired Jump primarily for its technology and its established customer base. Additionally, the acquisition will provide the Company with an additional environment in which to introduce complementary future services. In order to bid or sell on Up4Sale, users must first register and neither buyers nor sellers currently pay any fees to bid on or list items for auction. Once an auction is successfully completed, the buyer and seller independently complete the sale. In connection with the acquisition of Jump, which was accounted for under the purchase method of accounting, the Company issued 142,848 shares of its Common Stock in exchange for all of the outstanding capital stock of Jump. In addition, the four principal employees of Jump each entered into a four-year employment agreement with the Company. The Company currently operates Up4Sale as an independent service, but may, in the future, integrate Up4Sale and its users into the eBay service.

MARKETING

  eBay's marketing strategy is to promote its brand and attract buyers and sellers to the eBay service. To attract users to its site, eBay historically has relied primarily on word-of-mouth and, to a lesser extent, on distribution or sponsorship relationships with high traffic Web sites. Today, the Company employs a variety of methods to promote its brand and attract potential buyers and sellers. Currently, eBay utilizes strategic purchases of online advertising to place advertisements in areas in which it believes it can reach its target audience. The Company also engages in a number of marketing activities in traditional media such as advertising in print media and at trade shows and other events. eBay also advertises in a number of targeted publications. The Company recently began a substantial national advertising campaign, both in traditional media and online, that is designed to attract new eBay users. This campaign will include print, radio and television campaigns, strategic advertising and sponsorship placements on high-traffic Web sites and advertising in other media. In August 1998, eBay and AOL entered into a three-year marketing agreement whereby eBay will be featured as the preferred provider of person-to-person auction services in the "Classifieds" and "Interest" areas of AOL's proprietary service. In addition, eBay will receive placement and promotions on AOL.Com, AOL's Web site. Over the term of this agreement the Company will pay AOL $12.0 million. eBay also engages in a number of on-site marketing programs, including offering a variety of eBay-branded merchandise through the online "eBay Store."

OPERATIONS AND TECHNOLOGY

  eBay has built a robust, scalable user interface and transaction processing system that is based on internally-developed proprietary software. The Company's system maintains data records for over 1.0 million registered users, over 600,000 simultaneous, open auctions, and over 2 million closed, but viewable, auctions from the previous 30 days. During August 1998, the eBay service served over 15 million page views per day, processed over 1.9 million searches per day, received over 95,000 new listings per day and received over 340,000 bids per day. During that month, eBay also sent out more than 550,000 registration- and auction-related emails per day to users. The eBay system also handles

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all other aspects of the auction process including notifying users via email when they initially register for the service, they place a successful bid, they are outbid, they place an item for sale and an auction ends. Furthermore, the system sends daily status updates to any active sellers and bidders regarding the state of their current auctions. The system maintains user registration information, billing accounts, current auctions and historical listings. All information is regularly archived to a data warehouse. Complete listings of all items for sale are generated every hour. The system updates a text-based search engine hourly with the titles and descriptions of new items, as well as pricing and bidding updates for active items. Every time an item is listed on the service, a listing enhancement option is selected by a seller, or an auction closes with a bid in excess of the seller-specified minimum bid, the system makes an entry into the seller's billing account. The system sends electronic invoices to all sellers via email on a monthly basis. For convenience, sellers may place a credit card account number on file with eBay and their account balance is billed directly. In addition to these features, the eBay service also supports a number of community bulletin board and chat areas where users and eBay support personnel can interact.

  The Company's system has been designed around industry standard architectures and has been designed to reduce downtime in the event of outages or catastrophic occurrences. The eBay service provides 24 hour a day, seven day a week availability, subject to a short maintenance period for a few hours during one night per week. eBay's system hardware is hosted at the Exodus facility in Santa Clara, California, which provides redundant communications lines and emergency power backup. The Company's system consists of Sun database servers running Oracle relational database management systems and a suite of Pentium-based Microsoft Internet servers running on the Windows NT operating system. The Company's Internet servers also utilize VeriSign Inc. digital certificates to help it conduct secure communications and transactions. The Company uses Resonate Inc.'s load balancing systems and its own redundant servers to provide for fault tolerance.

  As of June 30, 1998, the Company had 23 personnel on its development staff. The Company incurred $28,000, $831,000 and $1.5 million in product development expenses in 1996, 1997 and the six months ended June 30, 1998, respectively. The Company anticipates that it will continue to devote significant resources to product development in the future as it adds new features and functionality to the eBay service. The market in which the Company competes is characterized by rapidly changing technology, evolving industry standards, frequent new service and product announcements, introductions and enhancements and changing customer demands. Accordingly, the Company's future success will depend on its ability to adapt to rapidly changing technologies, to adapt its services to evolving industry standards and to continually improve the performance, features and reliability of its service in response to competitive service and product offerings and evolving demands of the marketplace. The failure of the Company to adapt to such changes would have a material adverse effect on the Company's business, results of operations and financial condition. In addition, the widespread adoption of new Internet, networking or telecommunications technologies or other technological changes could require substantial expenditures by the Company to modify or adapt its services or infrastructure which could have a material adverse effect on the Company's business, results of operations and financial condition. See "Risk Factors-- Rapid Technological Change; Risks Associated with New Services, Features and Functions."

COMPETITION

  The market for person-to-person trading over the Internet is new, rapidly evolving and intensely competitive, and the Company expects competition to intensify further in the future. Barriers to entry are relatively low, and current and new competitors can launch new sites at a relatively low cost using commercially available software. The Company currently or potentially competes with a number of other companies. The Company's direct competitors include various online person-to-person auction services, including Yahoo! Auctions Powered by Onsale; Auction Universe, a Times-Mirror Company; Excite; and a number of other small services, including those that serve specialty markets. The

Company also competes indirectly with business-to-consumer online auction services such as Onsale, First Auction, ZAuction and Surplus Auction. The Company potentially faces competition from a number of large online communities and services that have expertise in developing online commerce and in facilitating online person-to-person interaction. Certain of these potential competitors, including Amazon.com, AOL and Microsoft currently offer a variety of business-to-consumer trading services and classified ad services, and certain of these companies may introduce person-to-person trading to their large user populations. Other large companies with strong brand recognition and experience in online commerce, such as Cendant Corporation, QVC and large newspaper or media companies may also seek to compete in the online auction market. Competitive pressures created by any one of these companies, or by the Company's competitors collectively, could have a material adverse effect on the Company's business, results of operations and financial condition.

  The Company believes that the principal competitive factors in its market are volume and selection of goods, population of buyers and sellers, community cohesion and interaction, customer service, reliability of delivery and payment by users, brand recognition, Web site convenience and accessibility, price, quality of search tools and system reliability. Certain of the Company's current and many of the Company's potential competitors have longer operating histories, larger customer bases, greater brand recognition in other business and Internet markets and significantly greater financial, marketing, technical and other resources than the Company. In addition, other online trading services may be acquired by, receive investments from or enter into other commercial relationships with larger, well-established and well-financed companies as use of Internet and other online services increases. Therefore, certain of the Company's competitors may be able to devote greater resources to marketing and promotional campaigns, adopt more aggressive pricing policies or may try to attract traffic by offering services for free and devote substantially more resources to Web site and systems development than the Company. Increased competition may result in reduced operating margins, loss of market share and diminished value in the Company's brand. There can be no assurance that the Company will be able to compete successfully against current and future competitors. Further, as a strategic response to changes in the competitive environment, the Company may, from time to time, make certain pricing, service or marketing decisions or acquisitions that could have a material adverse effect on its business, results of operations and financial condition. New technologies and the expansion of existing technologies may increase the competitive pressures on the Company by enabling the Company's competitors to offer a lower-cost service. Certain Web-based applications that direct Internet traffic to certain Web sites may channel users to trading services that compete with the Company. Although the Company has established Internet traffic arrangements with several large online services and search engine companies, there can be no assurance that these arrangements will be renewed on commercially reasonable terms or that they will otherwise continue to result in increased users of the eBay service. In addition, companies that control access to transactions through network access or Web browsers could promote the Company's competitors or charge the Company substantial fees for inclusion. Any and all of these events could have a material adverse effect on the Company's business, results of operations and financial condition. See "Risk Factors--Intense Competition."

INTELLECTUAL PROPERTY

  The Company regards the protection of its copyrights, service marks, trademarks, trade dress and trade secrets as critical to its future success and relies on a combination of copyright, trademark, service mark and trade secret laws and contractual restrictions to establish and protect its proprietary rights in products and services. The Company has entered into confidentiality and invention assignment agreements with its employees and contractors, and nondisclosure agreements with its suppliers and strategic partners in order to limit access to and disclosure of its proprietary information. There can be no assurance that these contractual arrangements or the other steps taken by the Company to protect its intellectual property will prove sufficient to prevent misappropriation of the Company's technology or to deter independent third-party development of similar technologies. The

Company pursues the registration of its trademarks and service marks in the U.S. and internationally. Effective trademark, service mark, copyright and trade secret protection may not be available in every country in which the Company's services are made available online. The Company has licensed in the past, and expects that it may license in the future, certain of its proprietary rights, such as trademarks or copyrighted material, to third parties. While the Company attempts to ensure that the quality of the eBay brand is maintained by such licensees, there can be no assurance that such licensees will not take actions that might materially adversely affect the value of the Company's proprietary rights or reputation, which could have a material adverse effect on the Company's business, results of operations and financial condition. The Company also relies on certain technologies that it licenses from third parties, such as Oracle, Microsoft and Sun, the suppliers of key database technology, the operating system and specific hardware components for the eBay service. There can be no assurance that these third-party technology licenses will continue to be available to the Company on commercially reasonable terms. The loss of such technology could require the Company to obtain substitute technology of lower quality or performance standards or at greater cost, which could materially adversely affect the Company's business, results of operations and financial condition.

  To date, the Company has not been notified that its technologies infringe the proprietary rights of third parties, but there can be no assurance that third parties will not claim infringement by the Company with respect to past, current or future technologies. The Company expects that participants in its markets will be increasingly subject to infringement claims as the number of services and competitors in the Company's industry segment grows. Any such claim, whether meritorious or not, could be time-consuming, result in costly litigation, cause service upgrade delays or require the Company to enter into royalty or licensing agreements. Such royalty or licensing agreements might not be available on terms acceptable to the Company or at all. As a result, any such claim could have a material adverse effect upon the Company's business, results of operations and financial condition. See "Risk Factors-- Protection and Enforcement of Intellectual Property Rights."

PRIVACY POLICY

  The Company believes that issues relating to privacy and use of personal information relating to Internet users are becoming increasingly important as the Internet and its commercial use grow. The Company has adopted a detailed privacy policy that outlines how eBay uses information concerning its users and the extent to which other registered eBay users may have access to this information. Users must acknowledge and agree to this policy when registering for the eBay service. The Company does not sell or rent any personally identifiable information about its users to any third party, however, the Company does disclose information to sellers and winning bidders that contains the seller's and winning bidder's name, email address and telephone number. The Company also uses information about its users for internal purposes only in order to improve marketing and promotional efforts, to analyze site usage statistically, and to improve content, product offerings and site layout. eBay is a member of the TRUSTe program, a non-profit independent organization which audits Web sites' privacy statements and audits their adherence thereto.

GOVERNMENT REGULATION

  The Company is not currently subject to direct federal, state or local regulation, and laws or regulations applicable to access to or commerce on the Internet, other than regulations applicable to businesses generally. However, due to the increasing popularity and use of the Internet and other online services, it is possible that a number of laws and regulations may be adopted with respect to the Internet or other online services covering issues such as user privacy, freedom of expression, pricing, content and quality of products and services, taxation, advertising, intellectual property rights and information security. Although sections of the CDA that, among other things, proposed to impose criminal penalties on anyone distributing "indecent" material to minors over the Internet, were held to be unconstitutional by the U.S. Supreme Court, there can be no assurance that similar laws will not be proposed and adopted. Certain members of Congress have recently discussed proposing legislation that would regulate the distribution of "indecent" material over the Internet in a manner that they believe would withstand challenge on constitutional grounds. The nature of such similar legislation and the manner in which it may be interpreted and enforced cannot be fully determined and, therefore, legislation similar to the CDA could subject the Company and/or its customers to potential liability, which in turn could have an adverse effect on the Company's business, results of operations and financial condition. The adoption of any such laws or regulations might also decrease the rate of growth of Internet use, which in turn could decrease the demand for the eBay service or increase the cost of doing business or in some other manner have a material adverse effect on the Company's business, results of operations and financial condition. In addition, applicability to the Internet of existing laws governing issues such as property ownership, copyrights and other intellectual property issues, taxation, libel, obscenity and personal privacy is uncertain. The vast majority of such laws were adopted prior to the advent of the Internet and related technologies and, as a result, do not contemplate or address the unique issues of the Internet and related technologies. In addition, numerous states, including the State of California in which the Company's headquarters are located, have regulations regarding the manner in which "auctions" may be conducted and the liability of "auctioneers" in conducting such auctions. In April 1998, the Company was informally contacted by a member of the California State Attorney General's Office regarding the applicability of California's auction regulations to the Company. The Company informed the regulator that it does not believe that such regulations, which were adopted prior to the advent of the Internet, govern the operations of the Company's business nor have any claims been filed by any state implying that the Company is subject to such legislation. Although the Company has received no further communications from either the State of California, or any other state, no legal determination has been made with respect to the applicability of the California regulations to the Company's business to date and little precedent exists in this area. There can be no assurance, however, that a state will not attempt to impose these regulations upon the Company in the future or that such imposition will not have a material adverse effect on the Company's business, results of operations and financial condition.

  Several states have also proposed legislation that would limit the uses of personal user information gathered online or require online services to establish privacy policies. The Federal Trade Commission has also initiated action against at least one online service regarding the manner in which personal information is collected from users and provided to third parties. Changes to existing laws or the passage of new laws intended to address these issues, including some recently proposed changes, could create uncertainty in the marketplace that could reduce demand for the services of the Company or increase the cost of doing business as a result of litigation costs or increased service delivery costs, or could in some other manner have a material adverse effect on the Company's business, results of operations and financial condition. In addition, because the Company's services are accessible worldwide and the Company facilitates sales of goods to users worldwide, other jurisdictions may claim that the Company is required to qualify to do business as a foreign corporation in a particular state or foreign country. The Company is qualified to do business in two states in the United States, and failure by the Company to qualify as a foreign corporation in a jurisdiction where it is required to do so could subject the Company to taxes and penalties for the failure to qualify and could result in the inability of the Company to enforce contracts in such jurisdictions. Any such new legislation or regulation, or the application of laws or regulations from jurisdictions whose laws do not currently apply to the Company's business, could have a material adverse effect on the Company's business, results of operations and financial condition. See "Risk Factors--Governmental Regulation and Legal Uncertainties."

  By letter dated August 3, 1998, the Company was notified by a state attorney general's office that it had received certain consumer complaints regarding the Company's advertising procedures. These complaints revolved around whether the Company was adequately informing its customers that it is merely a venue for online person-to-person auctions and does not act as a guarantor regarding the completion of such transactions on its site. Although the Company believes that it has made adequate disclosures on this point, there can be no assurance that this, or similar inquiries, will not ultimately result in the Company's incurring fines or penalties that could have a material adverse effect on its business or results of operations.

EMPLOYEES

  As of June 30, 1998, the Company had 76 employees, including 11 in customer support, 23 in product development, 19 in sales, marketing and business development, and 23 in administration. The Company has never had a work stoppage, and no employees are represented under collective bargaining agreements. The Company considers its relations with its employees to be good. The Company believes that its future success will depend in part on its continued ability to attract, integrate, retain and motivate highly qualified technical and managerial personnel, and upon the continued service of its senior management and key technical personnel, none of whom is bound by an employment agreement. Competition for qualified personnel in the Company's industry and geographical location is intense, and there can be no assurance that the Company will be successful in attracting, integrating, retaining and motivating a sufficient number of qualified personnel to conduct its business in the future. See "Risk Factors--Dependence on Key Personnel."

FACILITIES

  The Company's principal administrative, marketing and product development facilities are located in approximately 22,148 square feet of office space in San Jose, California. Currently, 12,733 square feet of this facility are occupied under a sub-lease expiring in December 1999, 2,978 square feet are occupied under a lease expiring in October 1999 and 6,437 square feet are occupied under a lease expiring in June 2001. Neither the sub-lease nor the leases provide for a renewal option. As a result of the Company's recent acquisition of Jump, the Company also has facilities in Cincinnati, Ohio that are leased on a month to month basis. The Company intends to obtain additional office space in 1999 to accommodate its anticipated growth. The Company believes that this additional space will be available and that its current facilities, together with this additional space, will be adequate to meet its needs for the foreseeable future.

                                  MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

  The following table sets forth certain information regarding the executive officers and directors of the Company:

   NAME                   AGE                           POSITION
   ----                   ---                           --------
Pierre M. Omidyar.......   31 Founder, Chairman of the Board and a director
Margaret C. Whitman.....   42 President, Chief Executive Officer and a director
Gary F. Bengier.........   43 Chief Financial Officer and Vice President Operations
Michael R. Jacobson.....   44 Vice President, Legal Affairs, General Counsel and Secretary
Jeffrey S. Skoll........   33 Vice President Strategic Planning and Analysis
Brian T. Swette.........   43 Senior Vice President of Marketing
Steven P. Westly........   42 Vice President Marketing and Business Development
Michael K. Wilson.......   41 Vice President Product Development and Site Operations
Scott D. Cook (1).......   45 Director
Robert C. Kagle (1)(2)..   42 Director
Howard D. Schultz (2)...   45 Director

--------
(1) Member of the Audit Committee.
(2) Member of the Compensation Committee.

  Pierre M. Omidyar founded the Company as a sole proprietorship in September 1995. He has been a director and Chairman of the Board since the Company's incorporation in May 1996 and also served as its Chief Executive Officer, Chief Financial Officer and President from inception to February 1998, November 1997 and August 1996, respectively. Prior to founding eBay, Mr. Omidyar was a developer services engineer at General Magic, a mobile communication platform company from December 1994 to July 1996. Mr. Omidyar co-founded Ink Development Corp. (later renamed eShop) in May 1991 and served as a software engineer there from May 1991 to September 1994. Prior to co-founding Ink, Mr. Omidyar was a developer for Claris, a subsidiary of Apple Computer, and for other Macintosh-oriented software development companies. Mr. Omidyar holds a B.S. degree in Computer Science from Tufts University.

  Margaret C. Whitman has served as President and Chief Executive Officer of the Company since February 1998 and a director since March 1998. From January 1997 to February 1998, she was General Manager of the Preschool Division of Hasbro Inc., a toy company. From February 1995 to December 1997, Ms. Whitman was employed by FTD, Inc. ("FTD"), a floral products company, most recently as President, Chief Executive Officer and a director. From October 1992 to February 1995, Ms. Whitman was employed by The Stride Rite Corporation, in various capacities, including President, Stride Rite Children's Group and Executive Vice President, Product Development, Marketing & Merchandising, Keds Division. From May 1989 to October 1992, Ms. Whitman was employed by The Walt Disney Company ("Disney"), an entertainment company, most recently as Senior Vice President, Marketing, Disney Consumer Products. Before joining Disney, Ms. Whitman was at Bain & Co., a consulting firm, most recently as a Vice President. Ms. Whitman holds an A.B. degree in Economics from Princeton University and an M.B.A. degree from the Harvard Business School.

  Gary F. Bengier has served as Chief Financial Officer and Vice President Operations of the Company since November 1997. From February 1997 to October 1997, Mr. Bengier was Vice President and Chief Financial Officer of VXtreme, Inc. a developer of Internet video streaming products. Prior to that time, Mr. Bengier was Corporate Controller at Compass Design Automation, a publisher of electronic circuit design software, from February 1993 to February 1997. Mr. Bengier has also held senior financial positions at Kenetech Corp., an energy services company, and Qume Corp., a computer peripherals company, where he participated in numerous debt and equity financing transactions. Prior to joining Qume in 1989, Mr. Bengier spent six years at Bio-Rad Laboratories and held varied financial management roles. Mr. Bengier also spent several years as a management consultant for Touche Ross & Co. Mr. Bengier holds a B.B.A. degree in Computer Science and Operations Research from Kent State University and an M.B.A. degree from the Harvard Business School.

  Michael R. Jacobson has served as the Company's Vice President, General Counsel and Secretary since August 1998. From 1986 to August 1998, Mr. Jacobson was a partner with the law firm of Cooley Godward LLP, specializing in securities law, mergers and acquisitions and other transactions. Mr. Jacobson has an A.B. degree in Economics from Harvard College and a J.D. degree from Stanford University.

  Jeffrey S. Skoll has served as the Company's Vice President Strategic Planning and Analysis since February 1998, its President from August 1996 to February 1998 and as a director from December 1996 to March 1998. From July 1995 to July 1996, Mr. Skoll served as Channel Marketing Manager for Knight-Ridder Information Inc., an online information services company and from September 1993 to July 1995 was a student at the Stanford Graduate School of Business. Prior to that time, Mr. Skoll was President of Skoll Engineering, a systems consulting firm that he founded, from September 1987 to August 1993. Mr. Skoll also co-founded Micros on the Move Ltd., a computer rentals company, as an adjunct to Skoll Engineering in 1990. Mr. Skoll has a B.a.S.C. degree in Electrical Engineering from the University of Toronto and an M.B.A. degree from the Stanford Graduate School of Business.

  Brian T. Swette has served as the Company's Senior Vice President of Marketing since August 1998. From 1981 to June 1998, Mr. Swette was employed by Pepsi-Cola Beverages, a global beverage company, in various capacities including Executive Vice President and Chief Marketing Officer--Global Beverages from March 1996 to June 1998, Executive Vice President Marketing-- North America from September 1994 to March 1996, Senior Vice President and General Manager of New Business from February 1992 to September 1994, Senior Vice President Marketing and Strategy--North America from 1990 to 1991, Vice President North Latin America--General Manager from 1986 to 1989, Director of Marketing Planning and Development--Pepsi International from 1984 to 1986 and Country Manager--Brazil from 1981 to 1984. Before joining Pepsi-Cola Beverages, Mr. Swette worked in various capacities for Proctor & Gamble from 1977 to 1981. Mr. Swette holds a B.S. degree in Economics from Arizona State University.

  Steven P. Westly has served as the Company's Vice President Marketing and Business Development since August 1997. From July 1996 to August 1997, Mr. Westly was Vice President, Business Development of WhoWhere?, an Internet directory and Web-based email company. Prior to that time, Mr. Westly was Director of Sales for Netcom, an Internet service provider, from August 1995 to July 1996 and was Deputy Director of Office of Economic Development, City of San Jose, California, from April 1991 to August 1995. Before joining the Office of Economic Development, Mr. Westly served as President of Codd and Date International, a relational database consulting firm, from January 1990 to March 1992 and was the Managing Director of Bridgemere Capital, an investment banking firm, from 1987 to 1990. Mr. Westly holds a B.A. degree in History from Stanford University and an M.B.A. degree from the Stanford Graduate School of Business.

  Michael K. Wilson has served as the Company's Vice President Product Development and Site Operations since January 1997. From October 1995 to January 1997, Mr. Wilson was Vice President of WELL Engaged, L.L.C., a wholly-owned subsidiary of The Well, a software company. Prior to that time, Mr. Wilson was an engineer for daVinci Time and Space, a television company, from February 1995 to October 1995, an engineer for eShop, a software company, from February 1992 to August 1994 and a Director of Mainframe Engineering for Neuron Data, an engineering company, from 1987 to 1991. Before joining Neuron Data, Mr. Wilson worked in several capacities at Oracle Corporation from 1982 to 1987, Chevron from 1979 to 1983, and Macy's, a retailer, from 1975 to 1979.

  Scott D. Cook has served as a director of the Company since June 1998. Mr. Cook is the founder of Intuit Inc. ("Intuit") and has been a director of Intuit, a financial software developer, since March

1984 and its Chairman of the Board since March 1993. From March 1984 to April 1994, Mr. Cook served as President and Chief Executive Officer of Intuit. Mr. Cook also serves on the board of directors of Amazon.com and Broderbund Software, Inc. Mr. Cook holds a Bachelor of Arts degree in Economics and Mathematics from the University of Southern California and an M.B.A. degree from the Harvard Business School.

  Robert C. Kagle has served as a director of the Company since June 1997. Mr. Kagle has been a Member of Benchmark Capital Management Co., L.L.C. ("Benchmark"), the General Partner of Benchmark Capital Partners, L.P. and Benchmark Founders' Fund, L.P., since its founding in May 1995. Mr. Kagle also has been a General Partner of Technology Venture Investors since January 1984. Mr. Kagle holds a B.S. degree in Electrical and Mechanical Engineering from the General Motors Institute (renamed Kettering University in January 1998) and an M.B.A. degree from the Stanford Graduate School of Business.

  Howard D. Schultz has served as a director of the Company since June 1998. Mr. Schultz is the founder of Starbucks Corp ("Starbucks"), a provider of gourmet coffee, and has been its Chairman of the Board and Chief Executive Officer since its inception in 1985. From 1985 to June 1994, Mr. Schultz was also President of Starbucks. Mr. Schultz was the director of Retail Operations and Marketing for Starbucks Coffee Company, a predecessor to Starbucks from September 1982 to December 1985 and was the Chairman of the Board, Chief Executive Officer and President of Il Giornale Coffee Company, a predecessor to Starbucks, from January 1986 to July 1987. Mr. Schultz is also one of two founding members of Maveron LLC, a company providing advisory services to consumer-based businesses, and is one of two members of a limited liability company that serves as a general partner of its affiliated venture capital fund, Maveron Equity Partners, L.P. (together, "Maveron").

  The Company's Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws, which will become effective upon the completion of this offering, provide that the Board of Directors (the "Board") will be divided into three classes, Class I, Class II and Class III, with each class serving staggered three-year terms. The Class I directors, initially Messrs. Cook and Kagle, will stand for reelection or election at the 1999 annual meeting of stockholders. The Class II directors, initially Messrs. Omidyar and Schultz, will stand for re-election or election at the 2000 annual meeting of stockholders and the Class III director, initially Ms. Whitman, will stand for re-election or election at the 2001 annual meeting of stockholders.

BOARD COMMITTEES

  The Audit Committee of the Board consists of Robert C. Kagle and Scott D. Cook. The Audit Committee reviews the Company's financial statements and accounting practices, makes recommendations to the Board regarding the selection of independent auditors and reviews the results and scope of the audit and other services provided by the Company's independent auditors. The Compensation Committee of the Board consists of Robert C. Kagle and Howard D. Schultz. The Compensation Committee makes recommendations to the Board concerning salaries and incentive compensation for the Company's officers and employees and administers the Company's employee benefit plans.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  None of the members of the Compensation Committee of the Board was at any time since the formation of the Company an officer or employee of the Company. No executive officer of the Company serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on the Company's Board or Compensation Committee.

DIRECTOR COMPENSATION

  Directors of the Company do not receive cash compensation for their services as directors but are reimbursed for their reasonable expenses for attending Board and Board committee meetings. In June 1998, Mr. Cook and Mr. Schultz were each granted an option to purchase 150,000 shares of Common Stock of the Company at an exercise price of $9.33 per share in connection with their service on the Board. Such options were immediately exercisable. Prior to exercise, Mr. Schultz assigned the beneficial interest in his option to acquire 112,500 of these shares to his affiliate, Maveron (see Mr. Schultz's biography above). Mr. Schultz thereafter exercised his option to acquire 37,500 shares in exchange for a full recourse fifty-five month promissory note for $350,000 at an interest rate of 8% per year. Interest on the note is payable annually and the principal is due on December 1, 2002. In addition, Mr. Schultz exercised, on behalf of Maveron, the assigned portion of the option to acquire the remaining 112,500 shares in exchange for $1.05 million in cash. The shares of Common Stock received are subject to the Company's right of repurchase at termination of service at a repurchase price equal to the exercise price of the option that lapses as to 25% of the shares on the first anniversary of the date of grant and 2.08% each full succeeding month thereafter. Also in June 1998, each of Mr. Cook and Maveron purchased an additional 107,250 shares of Common Stock at a price of $9.33 per share for cash. The Company subsequently concluded that the fair market value of the Company's Common Stock on the date that the Company agreed to make the sale was $11.33 and consequently recognized $2.00 per share, or an aggregate $429,000, as general and administrative expense in the six months ended June 30, 1998.

  In July 1998, the Board adopted, and in August 1998 the Company's stockholders approved, the Directors Plan and reserved a total of 200,000 shares of the Company's Common Stock for issuance thereunder. Members of the Board who are not employees of the Company, or any parent, subsidiary or affiliate of the Company, are eligible to participate in the Directors Plan. The option grants under the Directors Plan are automatic and nondiscretionary, and the exercise price of the options must be 100% of the fair market value of the Common Stock on the date of grant. Each eligible director who first becomes a member of the Board on or after the effective date of the Registration Statement of which this Prospectus forms a part (the "Effective Date") will initially be granted an option to purchase 30,000 shares (an "Initial Grant") on the date such director first becomes a director. Immediately following each Annual Meeting of the Company, each eligible director will automatically be granted an additional option to purchase 5,000 shares if such director has served continuously as a member of the Board since the date of such director's Initial Grant or, if such director was ineligible to receive an Initial Grant, since the Effective Date. The term of such options is ten years, provided that they will terminate seven months following the date on which the director ceases to be a director of or a consultant to the Company (12 months if the termination is due to death or disability). All options granted under the Directors Plan will vest as to 25% of the shares on the first anniversary of the date of grant and as to 2.08% of the shares each month thereafter, provided the optionee continues as a member of the Board or as a consultant to the Company.

EXECUTIVE COMPENSATION

  The following table sets forth all compensation awarded to, earned by or paid for services rendered to the Company in all capacities by the Company's Chief Executive Officer (the "Named Executive Officer") during 1997. No other executive officer who held office at December 31, 1997 received total annual compensation in excess of $100,000 in 1997.

                          SUMMARY COMPENSATION TABLE

                                          ANNUAL COMPENSATION       LONG-TERM
                                      ----------------------------     AND
                                                      OTHER ANNUAL    OTHER
NAME AND PRINCIPAL POSITIONS          SALARY(1) BONUS COMPENSATION COMPENSATION
----------------------------          --------- ----- ------------ ------------
Pierre Omidyar(2)....................  $65,446    --       --           --
 Founder and Chief Executive Officer

--------
(1) Ms. Whitman and Messrs. Jacobson, Swette, Bengier, Westly and Wilson, currently the executive officers of the Company with the highest annual rates of compensation, are compensated at annual salary rates of $175,000, $150,000, $150,000, $125,000, $120,000 and $120,000, respectively.
(2) Mr. Omidyar was the Chief Executive Officer of the Company at December 31, 1997. In February 1998, Margaret C. Whitman was hired as the Company's Chief Executive Officer.

  The Named Executive Officer has never been granted options by the Company. The following executive officers received grants of options during the period from January 1, 1997 to June 30, 1998 pursuant to the 1996 Plan or the 1997 Plan.

              OPTION GRANTS FROM JANUARY 1, 1997 TO JUNE 30, 1998

                                    PERCENTAGE OF
                                    TOTAL OPTIONS
                         NUMBER OF   GRANTED TO                           POTENTIAL REALIZABLE VALUE AT
                         SECURITIES   EMPLOYEES                        ASSUMED ANNUAL RATES OF STOCK PRICE
                         UNDERLYING     FROM      EXERCISE               APPRECIATION FOR OPTION TERM(3)
                          OPTIONS     1/1/97 TO     PRICE   EXPIRATION -----------------------------------
          NAME           GRANTED(1)  6/30/98(2)   PER SHARE    DATE        0%          5%          10%
          ----           ---------- ------------- --------- ---------- ----------- ----------- -----------
Margaret C. Whitman..... 2,400,000      31.7%       $0.20    1/20/2008 $35,520,000 $58,160,203 $92,894,722
Gary F. Bengier.........   525,000       6.9         0.10    12/3/2007   7,822,500  12,775,041  20,373,220
Steven P. Westly........   792,000      10.5         0.10   10/30/2007  11,800,800  19,272,063  30,734,458
                             9,000       0.1         0.20    1/20/2008     133,200     218,100     348,355
                            12,000       0.2         0.67     3/4/2008     172,000     285,201     458,874
                             9,000       0.1         2.00    4/13/2008     117,000     201,901     332,155
                             6,000       0.1         9.33     6/8/2008      34,000      90,600     177,437
Michael K. Wilson.......   600,000       7.9         0.02    1/13/2007   8,988,000  14,650,047  23,333,680
                           300,000       4.0         0.10   10/30/2007   4,470,000   7,300,024  11,641,840

-------

(1) Options granted in 1997 and 1998 were granted under either the 1996 Plan or the 1997 Plan. All options granted were immediately exercisable and were either incentive stock options or nonqualified stock options that were granted by the Board and generally vest over four years at the rate of 25% of the shares subject to the option on the first anniversary of the vesting base date specified in the Stock Option Agreement if the option was granted under the 1996 Plan or the first vesting date specified in the Stock Option Agreement if the option was granted under the 1997 Plan and 2.08% per month thereafter. Upon certain changes in control of the Company, this vesting schedule will accelerate as to all shares that are then unvested. Unvested shares are subject to the Company's right of repurchase upon termination of employment. Options expire ten years from the date of grant. In determining the exercise price of options on each grant date, the Board considered, among other things, the price of arms'- length sales of the Company's Common Stock and Series B Mandatorily Redeemable Convertible Preferred Stock, the Company's absolute and relative levels of revenues and other operating results, the state of the Company's auction Web site development, the entry into the Company's market of certain potentially significant competitors and the appreciation of stock values of a number of generally comparable Internet companies. See "--Employee Benefit Plans" and "--Compensation Arrangements" for a description of the material terms of these options.
(2) Based on granted options to purchase 7,564,500 shares of Common Stock of the Company during the period from January 1, 1997 to June 30, 1998.
(3) Potential realizable values are computed by (i) multiplying the number of shares of Common Stock subject to a given option by an assumed initial public offering price of $15.00 per share, (ii) assuming that the aggregate stock value derived from that calculation compounds at the annual 0%, 5% or 10% rate shown in the table for the entire ten-year term of the option and (iii) subtracting from that result the aggregate option exercise price. The 5% and 10% assumed annual rates of stock price appreciation are mandated by the rules of the Securities and Exchange Commission and do not represent the Company's estimate or projection of future Common Stock prices.

  In August 1998, the Company granted Brian Swette an option to purchase 600,000 shares of Common Stock and Michael Jacobson an option to purchase 250,002 shares of Common Stock with an exercise price of $15.00 per share.

  The following table sets forth the number of shares acquired and the value realized upon exercise of stock options during the period from January 1, 1997 to June 30, 1998 and the number of shares of Common Stock subject to exercisable and unexercisable stock options held as of June 30, 1998 by each of the executive officers of the Company described in footnote (1) to the previous table. Also reported are values of "in-the-money" options, which represent the positive spread between the respective exercise prices of outstanding stock options and an assumed initial public offering price of $15.00 per share.

AGGREGATE OPTION EXERCISES FROM JANUARY 1, 1997 TO JUNE 30, 1998 AND VALUES AT
                                 JUNE 30, 1998

                                                                                        VALUE OF
                                                       NUMBER OF SECURITIES            UNEXERCISED
                          NUMBER OF                   UNDERLYING UNEXERCISED     IN-THE-MONEY OPTIONS AT
                           SHARES                    OPTIONS AT JUNE 30, 1998         JUNE 30, 1998
                         ACQUIRED ON      VALUE    ---------------------------- ----------------------------
          NAME           EXERCISE(1)   REALIZED(2) EXERCISABLE(1) UNEXERCISABLE EXERCISABLE    UNEXERCISABLE
          ----           -----------   ----------- -------------- ------------- -----------    -------------
Margaret C. Whitman.....  2,400,000(3) $35,520,000         --           --              --           --
Gary F. Bengier.........    525,000      7,822,500         --           --              --           --
Steven P. Westly........    828,000     12,257,000         --           --              --           --
Michael K. Wilson.......    600,000(4)   8,990,000    300,000           --      $4,470,000(5)        --

-------
(1) Except as otherwise noted, all of the shares acquired were unvested as of June 30, 1998 and subject to the Company's right of repurchase upon termination of employment at a price equal to the exercise price of the option pursuant to which the shares were acquired.
(2) Based on an assumed initial public offering price per share of $15.00, minus the per share exercise price, multiplied by the number of shares issued upon exercise of the option.
(3) As of June 30, 1998, 30,000 shares of the 2,400,000 shares acquired were vested and 2,370,000 shares were unvested and subject to the Company's right of repurchase upon termination of employment.
(4) As of June 30, 1998, 212,499 shares of the 600,000 shares acquired were vested and 387,501 shares were unvested and subject to the Company's right of repurchase upon termination of employment. All of the 300,000 shares underlying the immediately exercisable option are unvested as of June 30, 1998 and are subject to the Company's right of repurchase upon termination of Mr. Wilson's employment.
(5) Based on a value of $15.00, the assumed initial public offering price per share, minus the per share exercise price, multiplied by the number of shares issuable upon exercise of the option.

EMPLOYEE BENEFIT PLANS

  1996 STOCK OPTION PLAN. In December 1996, the Board adopted, and in December 1997 the Company's stockholders approved, the 1996 Plan. Originally, 5,100,000 shares of Common Stock were reserved for issuance under the 1996 Plan, which number was decreased to 2,100,000 in June 1997 and further decreased to 1,506,000 in December 1997. Shares covered by any option granted under the 1996 Plan that expires unexercised become available again for grant under the 1996 Plan. As of June 30, 1998, options to purchase 1,473,375 shares had been exercised and options to purchase 32,625 of Common Stock were outstanding with exercise prices of $0.03 and no shares were available for future grants. Following the closing of this offering, no additional options will be granted under the 1996 Plan. Options granted under the 1996 Plan are subject to terms substantially similar to those described below with respect to options to be granted under the 1998 Equity Incentive Plan. The 1996 Plan does not provide for issuance of restricted stock or stock bonus awards.

  1997 STOCK OPTION PLAN. In June 1997, the Board adopted, and in December 1997 the Company's stockholders approved, the 1997 Plan. Originally, 6,000,000 shares of Common Stock were reserved for issuance under the 1997 Plan, which number was increased to 6,594,000 in December 1997 and to 7,094,000 in August 1998. As of June 30, 1998, options to purchase 4,868,961 shares of Common Stock had been exercised (of which 382,806 had been repurchased from terminated employees), options to purchase 888,534 shares of Common Stock were outstanding under the 1997 Plan with a weighted average exercise price of $2.66 and 961,500 shares were available for future grants. In August 1998, the Board adopted, and the Company"s stockholders approved, an increase in the number of shares reserved for issuance under the 1997 Plan of 500,000. Following the closing of this offering, no additional options will be granted under the 1997 Plan. Options granted under the 1997 Plan are subject to terms substantially similar to those described below with respect to options to be granted under the 1998 Equity Incentive Plan. The 1997 Plan does not provide for issuance of restricted stock or stock bonus awards.

  1998 EQUITY INCENTIVE PLAN. In July 1998, the Board adopted, and in August 1998 the Company's stockholders approved, the Equity Incentive Plan and reserved 4,500,000 shares for issuance thereunder. The Equity Incentive Plan will become effective on the Effective Date and will serve as the successor to the 1996 Plan and the 1997 Plan (the "Prior Plans"). Options granted under the Prior Plans before their termination will remain outstanding according to their terms, but no further options will be granted under the Prior Plans after the Effective Date. Shares that: (a) are subject to issuance upon exercise of an option granted under the Equity Incentive Plan that cease to be subject to such option for any reason other than exercise of such option; (b) have been issued pursuant to the exercise of an option granted under the Equity Incentive Plan that are subsequently forfeited or repurchased by the Company at the original purchase price; (c) are subject to an award granted pursuant to a restricted stock purchase agreement under the Equity Incentive Plan that are subsequently forfeited or repurchased by the Company at the original issue price; or (d) are subject to stock bonuses granted under the Equity Incentive Plan that otherwise terminate without shares being issued, will again be available for grant and issuance under the Equity Incentive Plan. In addition, any shares reserved for issuance under the Prior Plans but not issued or subject to outstanding options on the Effective Date and any shares issued under the Prior Plans that are forfeited or repurchased by the Company or that are issuable upon exercise of options granted pursuant to the Prior Plans that expire or become unexercisable for any reason without having been exercised in full, will no longer be available for grant and issuance under the Prior Plans but will be available for grant and issuance under the Equity Incentive Plan. The Equity Incentive Plan will terminate in July 2008, unless sooner terminated in accordance with the terms of the Equity Incentive Plan. The Equity Incentive Plan authorizes the award of options, restricted stock awards and stock bonuses (each an "Award"). No person will be eligible to receive more than 1,000,000 shares in any calendar year pursuant to Awards under the Equity Incentive Plan other than a new employee of the Company who will be eligible to receive no more than 2,000,000 shares in the calendar year in which such employee commences employment. The Equity Incentive Plan is administered by the Compensation Committee, which currently consists of Messrs. Kagel and Schultz, both of whom are "non-employee directors" under applicable federal securities laws and "outside directors" as defined under applicable federal tax laws. The Compensation Committee has the authority to construe and interpret the Equity Incentive Plan and any agreement made thereunder, grant Awards and make all other determinations necessary or advisable for the administration of the Equity Incentive Plan.

  The Equity Incentive Plan provides for the grant of both incentive stock options ("ISOs") that qualify under Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), and nonqualified stock options ("NQSOs"). ISOs may be granted only to employees of the Company or of a parent or subsidiary of the Company. NQSOs (and all other Awards other than ISOs) may be granted to employees, officers, directors, consultants, independent contractors and advisors of the Company or any parent or subsidiary of the Company, provided such consultants, independent contractors and advisors render bona fide services not in connection with the offer and sale of securities in a capital-raising transaction ("Eligible Service Providers"). The exercise price of ISOs must be at least equal to the fair market value of the Company's Common Stock on the date of grant. (The exercise price of ISOs granted to 10% stockholders must be at least equal to 110% of that value.) The exercise price of NQSOs must be at least equal to 85% of the fair market value of the Company's Common Stock on the date of grant. The maximum term of options granted under the Equity Incentive Plan is ten years. Awards granted under the Equity Incentive Plan may not be transferred in any manner other than by will or by the laws of descent and distribution and may be exercised during the lifetime of the optionee only by the optionee (unless otherwise determined by the Compensation Committee and set forth in the Award agreement with respect to Awards that are not ISOs). Options granted under the Equity Incentive Plan generally expire three months after the termination of the optionee's service to the Company or a parent or subsidiary of the Company, except in the case of death or disability, in which case the options generally may be exercised up to 12 months following the date of death or termination of service. Options will generally terminate immediately upon termination for cause. In the event of the Company's dissolution or liquidation or a "change in control" transaction, outstanding Awards may be assumed or substituted by the successor corporation (if any). In the discretion of the Compensation Committee the vesting of such Awards may accelerate upon such transaction.

  1998 EMPLOYEE STOCK PURCHASE PLAN. In July 1998, the Board adopted, and in August 1998 the Company's stockholders approved, the Purchase Plan and reserved a total of 300,000 shares of the Company's Common Stock for issuance thereunder. On each January 1, the aggregate number of shares reserved for issuance under the Purchase Plan will be increased automatically by the number of shares purchased under the Purchase Plan in the preceding calendar year. The aggregate number of shares reserved for issuance under the Purchase Plan will not exceed 1,500,000 shares over the term of the Purchase Plan. The Purchase Plan will be administered by the Compensation Committee of the Board. The Compensation Committee will have the authority to construe and interpret the Purchase Plan, and its decision in such capacity will be final and binding. The Purchase Plan will become effective on the first business day on which price quotations for the Company's Common Stock are available on the Nasdaq National Market. Employees generally will be eligible to participate in the Purchase Plan if they are customarily employed by the Company (or its parent or any subsidiaries that the Company designates) for more than 20 hours per week and more than five months in a calendar year and are not (and would not become as a result of being granted a right to participate in the Purchase
Plan) 5% stockholders of the Company (or its designated parent or subsidiaries). Under the Purchase Plan, eligible employees will be permitted to acquire shares of the Company's Common Stock through payroll deductions. Eligible employees may select a rate of payroll deduction between 2% and 10% of their W-2 cash compensation and are subject to certain maximum purchase limitations described in the Purchase Plan. A participant may change the rate of payroll deductions or withdraw from an Offering Period by notifying the Company in writing. Participation in the Purchase Plan will end automatically upon termination of employment for any reason. Each Offering Period under the Purchase Plan will be for two years and consist of four six-month Purchase Periods. The first Offering Period is expected to begin on the first business day on which price quotations for the Company's Common Stock are available on the Nasdaq National Market. Depending on the Effective Date, the first Purchase Period may be more or less than six months long. Offering Periods and Purchase Periods thereafter will begin on May 1 and November 1. The purchase price for the Company's Common Stock purchased under the Purchase Plan will be 85% of the lesser of the fair market value of the Company's Common Stock on the first day of the applicable Offering Period or the last day of each Purchase Period. The Compensation Committee will have the power to change the duration of Offering Periods without stockholder approval, if such change is announced at least 15 days prior to the beginning of the Offering Period to be affected. The Purchase Plan is intended to qualify as an "employee stock purchase plan" under Section 423 of the Code. Rights granted under the Purchase Plan will not be transferable by a participant other than by will or the laws of descent and distribution. The Purchase Plan provides that, in the event of the proposed dissolution or liquidation of the Company, each Offering Period that commenced prior to the closing of such proposed transaction will continue for the duration of such Offering Period, provided that the Compensation Committee may fix a different date for termination of the Purchase Plan. The Purchase Plan will terminate in July 2008, unless earlier terminated pursuant to the terms of the Purchase Plan. The Board will have the authority to amend, terminate or extend the term of the Purchase Plan, except that no such action may adversely affect any outstanding options previously granted under the Purchase Plan and stockholder approval is required to increase the number of shares that may be issued or to change the terms of eligibility under the Purchase Plan. Notwithstanding the foregoing, the Board may make such amendments to the Purchase Plan as the Board determines to be advisable if the financial accounting treatment for the Purchase Plan is different than the financial accounting treatment in effect on the date the Purchase Plan was adopted by the Board.

  401(K) PLAN. The Company sponsors the eBay, Inc. 401(k) Savings Plan (the "401(k) Plan"), a defined contribution plan intended to qualify under Section 401 of the Internal Revenue Code of 1986, as amended. All employees who are 21 years old are eligible to participate and may enter the 401(k) Plan as of the first day of any month ("Participants"). Participants may make pre-tax contributions to the 401(k) Plan of up to 25% of their eligible earnings, subject to a statutorily prescribed annual limit. The Company may make matching contributions on a discretionary basis to the 401(k) Plan. Each Participant is fully vested in his or her contributions, any Company matching contributions, and the investment earnings thereon. Contributions by the participants or the Company to the 401(k) Plan, and the income earned on such contributions, are generally not taxable to the participants until withdrawn. Contributions by the Company, if any, are generally deductible by the Company when made. Participant and Company contributions are held in trust as required by law. Individual Participants may direct the trustee to invest their accounts in authorized investment alternatives. The Company had made no matching contributions to the 401(k) Plan as of June 30, 1998.

COMPENSATION ARRANGEMENTS

  Ms. Whitman's employment offer letter of January 16, 1998 provides for an initial annual base salary of $175,000 and an initial bonus of up to $100,000. It also provides that, in the event Ms. Whitman's employment is terminated for other than cause, she will continue to receive her salary compensation for six months and, if at the end of such period Ms. Whitman remains unemployed, she will be eligible to receive additional salary compensation for the lesser of six months or until she becomes employed. Ms. Whitman was also granted an immediately exercisable option to purchase 2,400,000 shares of Common Stock. As described under "Certain Transactions," Ms. Whitman exercised this option. The shares issued to her remain subject to the Company's right to repurchase "unvested" shares upon the termination of her employment. This right to repurchase has lapsed with respect to 30,000 shares, will lapse with respect to 570,000 shares on February 14, 1999 and will lapse with respect to 50,000 shares at the end of each month thereafter; provided, however, that if Ms. Whitman's employment with the Company is terminated by the Company without cause prior to February 14, 1999, such repurchase rights will lapse at a rate of 50,000 shares at the end of each full month following February 14, 1998.

  Mr. Bengier's employment offer letter of September 15, 1997 provides for an initial annual base salary of $125,000. Mr. Bengier was also granted an immediately exercisable option to purchase 525,000 shares of Common Stock, which he exercised in full in January 1998. The shares are subject to the Company's right to repurchase unvested shares upon termination of employment, which right lapses as to 131,250 shares on the first anniversary of his employment and 10,937 shares at the end of each month thereafter. Upon the occurrence of certain change-in-control transactions during Mr. Bengier's first year of employment, such repurchase rights will lapse at the rate of one forty-eighth of the total shares originally subject to the option at the end of each full month following the date of grant.

  Mr. Westly's employment offer letter of August 8, 1997 provides for an initial annual base salary of $120,000 and a $25,000 signing bonus. Mr. Westly was also granted immediately exercisable options to purchase 828,000 shares (792,000 shares on employment and an additional 36,000 shares during his first year of employment) of Common Stock which he exercised in full in January, May and June 1998 subject to the Company's right to repurchase unvested shares upon termination of employment, which lapses at a rate of 25% of the shares originally subject to the option on the first anniversary of his employment or the date of grant, depending on the option, and one forty-eighth of the shares at the end of each month thereafter; provided, however, that in the event Mr. Westly's employment is terminated by the Company without cause during his first year of employment then one forty-eighth of the total shares subject to the option will vest at the end of each full month following the date of his employment or the date of grant. During his first year of employment, Mr. Westly received an additional $30,000 bonus.

  Mr. Wilson's employment offer letter of December 9, 1996 provides for an initial annual base salary of $78,000. Mr. Wilson was also granted an immediately exercisable option to purchase 600,000 shares of Common Stock which he exercised in full in January 1998 subject to the Company's right to repurchase unvested shares upon termination of employment, which lapses as to 150,000 shares on the first anniversary of his employment and 12,500 shares at the end of each month thereafter. During his first year of employment, Mr. Wilson received an additional option to purchase 300,000 shares of Common Stock.

  Mr. Skoll's employment offer letter of October 16, 1996 provided for an initial annual salary of $30,000 and a 30-day right to purchase the 10,200,000 shares of Common Stock that he currently owns subject to the Company's right of repurchase through June 30, 2000. The right of repurchase lapsed with respect to seven forty-eighths of the total shares purchased on February 1, 1997 and with respect to an additional one forty-eighth of the shares on the first day of each month thereafter. In the event of an acquisition of the Company or other similar transaction, the right of repurchase will expire with respect to all of the shares subject to the Company's right of repurchase.

  Mr. Swette's employment offer letter of August 14, 1998 provides for an initial annual base salary of $150,000 and a $25,000 signing bonus. Mr. Swette was also granted an option to purchase 600,000 shares of Common Stock outside of the 1997 Plan at an exercise price of $15 per share. These options vest with respect to 150,000 shares in August 1999 and with respect to 12,500 shares at the end of each month thereafter. In the event Mr. Swette's employment is terminated without cause prior to August 14, 1999, such option will become vested at a rate of 12,500 per month through the termination date.

  Mr. Jacobson's employment offer letter of August 20, 1998 provides for an initial annual base salary of $150,000 and a $50,000 signing bonus. Mr. Jacobson was also granted options to purchase an aggregate of 250,002 shares of Common Stock under the Company's 1997 Plan at an exercise price of $15 per share. The first option for 15,000 shares vests in full on January 24, 1999. The second option for 235,002 shares vests with respect to 58,750 shares on August 24, 1999 and with respect to 4,895 shares at the end of each month thereafter, provided, however, that in the event Mr. Jacobson's employment is terminated without cause prior to August 24, 1999, such option will become vested at a rate of 4,895 per month through the termination date.

INDEMNIFICATION OF DIRECTORS AND EXECUTIVE OFFICERS AND LIMITATION OF
LIABILITY

  Section 145 of the Delaware General Corporation Law ("DGCL") authorizes a court to award, or a corporation's board of directors to grant indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act.

  As permitted by the DGCL, the Company's Amended and Restated Certificate of Incorporation, which will become effective upon the closing of this offering, includes a provision that eliminates the personal liability of its directors for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) under section 174 of the DGCL (regarding unlawful dividends and stock purchases) or (iv) for any transaction from which the director derived an improper personal benefit.

  As permitted by the DGCL, the Company's Amended and Restated Bylaws, which will become effective upon the closing of this offering, provide that (i) the Company is required to indemnify its directors and officers to the fullest extent permitted by the Delaware General Corporation Law, subject to certain very limited exceptions, (ii) the Company is required to indemnify its other employees to the extent that it indemnifies its officers and directors, unless otherwise required by law, its Amended and Restated Certificate of Incorporation, its Amendment and Restated Bylaws or agreements, (iii) the Company is required to advance expenses, as incurred, to its directors and officers in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to certain very limited exceptions, and (iv) the rights conferred in the Amended and Restated Bylaws are not exclusive.

  Prior to the completion of this offering, the Company intends to enter into Indemnity Agreements with each of its current directors and officers to give such directors and officers additional contractual assurances regarding the scope of the indemnification set forth in the Company's Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws and to provide additional procedural protections. At present, there is no pending litigation or proceeding involving a director, officer or employee of the Company regarding which indemnification is sought, nor is the Company aware of any threatened litigation that may result in claims for indemnification.

  The Registrant, with approval by the Registrant's Board of Directors, expects to obtain directors' and officers' liability insurance.

                      CERTAIN RELATED PARTY TRANSACTIONS

  Since inception (May 13, 1996), there has not been, nor is there currently proposed, any transaction or series of similar transactions to which the Company was or is to be a party in which the amount involved exceeds $60,000 and in which any director, executive officer or holder of more than 5% of the Common Stock of the Company had or will have a direct or indirect interest other than (i) compensation arrangements, which are described where required under "Management," and (ii) the transactions described below.

  For clarity of presentation, share numbers and per share prices for all transactions described below are adjusted for a three-for-one stock split to be effected prior to the effective date of the Registration Statement of which this Prospectus forms a part since, although not actually split, each share of Preferred Stock will automatically convert into three shares of Common Stock upon the closing of this offering.

  COMMON STOCK AT FORMATION. Pursuant to a Stock Purchase and Restriction Agreement dated May 20, 1996, the Company sold an aggregate of 14,700,000 shares of Common Stock to Pierre M. Omidyar, the Company's founder. Mr. Omidyar has served as a director of the Company since its inception and was the Company's Chief Executive Officer from its inception until February 1998. In consideration for the shares issued, Mr. Omidyar transferred to the Company cash of $10,167 and accounts receivable valued at $4,095. Of the 14,700,000 shares, 4,500,000 were subsequently exchanged for shares of the Company's Series A Preferred Stock as discussed below.

  All of Mr. Omidyar's remaining 10,200,000 shares of Common Stock are subject to a Stock Restriction Agreement dated December 12, 1996 between Mr. Omidyar and the Company (the "Stock Restriction Agreement") and a Stock Restriction and Co-Sale Agreement dated as of June 20, 1997 among Benchmark Capital Partners, L.P. and Benchmark Founders' Fund, L.P. (collectively, the "Investors"), Pierre Omidyar and Jeffrey Skoll (collectively, the "Founders") and the Company (the "Co-Sale Agreement"). Under the Stock Restriction Agreement, all of the 10,200,000 shares of Common Stock are subject to the Company's right to repurchase unvested shares if Mr. Omidyar's employment terminates. The 10,200,000 shares vested as to 3,612,501 shares on February 1, 1997 and vest as to 212,499.99 shares on the first day of each month thereafter through the close of business on September 1, 1999, at which time all of the shares will be vested. The vesting of shares accelerates such that any unvested shares become fully vested in the event of a sale of the Company, which includes a sale, lease or disposition of substantially all of the Company's assets, any merger or consolidation of the Company into another entity, or any other corporate reorganization where the stockholders immediately prior to such event do not retain at least 50% of the voting power of and interest in the successor entity or any transaction or series of related transactions in which more than 50% of the Company's voting power is transferred ("Sale of the Company"). In addition to the foregoing, under the Co-Sale Agreement, the vesting of shares will accelerate upon termination of employment, such that immediately prior to such termination an additional 1,275,000 shares will become vested and not subject to repurchase by the Company. See "Principal and Selling Stockholders."

  SERIES A PREFERRED STOCK AND RECAPITALIZATION. In December 1996, the Company created a class of Preferred Stock and designated 4,500,000 shares of such Preferred Stock as Series A Preferred Stock, all of which stock the Company issued to Mr. Omidyar in exchange for 4,500,000 shares of his Common Stock. In June 1997, pursuant to an Anti-Dilution Agreement dated December 30, 1996 between the Company, Pierre Omidyar and Jeffrey Skoll, Mr. Omidyar's Series A Preferred Stock holdings were increased to 5,029,425 shares.

  In December 1996, pursuant to a Restricted Stock Purchase Agreement dated December 12, 1996 between the Company and Mr. Skoll ("Restricted Stock Agreement"), the Company sold 10,200,000 shares of its Common Stock to Mr. Skoll at a purchase price of $0.0067 per share or an aggregate of $68,000, which price was determined by the Board to be the fair market value of the

Common Stock. Mr. Skoll, the first full-time employee of the Company and its President from August 1996 to February 1998, has served as the Company's Vice President Strategic Planning and Analysis since February 1998. Mr. Skoll acquired the shares of Common Stock with the proceeds from a full recourse loan governed by a Loan and Pledge Agreement between Mr. Skoll and the Company. Under such agreement, Mr. Skoll must repay the entire principal of the loan by December 31, 2002 and pay interest, which accrues at the rate of 6% per year, simple interest, on the first anniversary of the exercise date and on each subsequent anniversary until all principal and accrued interest are paid in full.

  All of Mr. Skoll's 10,200,000 shares of Common Stock are subject to the Restricted Stock Agreement. Under the Restricted Stock Agreement, Mr. Skoll's shares of Common Stock are subject to the Company's right to repurchase unvested shares if his employment terminates. The 10,200,000 shares vested as to 1,487,499 shares on February 1, 1997 and vest as to 212,499.99 shares on the first day of each month thereafter through the close of business on June 30, 2000, at which time all of the shares will be vested. The vesting of shares accelerates such that any unvested shares become fully vested in the event of a Sale of the Company. In addition to the foregoing, under the Co-Sale Agreement, the vesting of shares will accelerate upon termination of employment, such that immediately prior to such termination an additional 1,275,000 shares will become vested and not subject to repurchase by the Company. See "Principal and Selling Stockholders."

  SERIES B PREFERRED STOCK. In June 1997, the Company sold an aggregate of 2,632,122 shares and 367,878 shares of Series B Preferred Stock at a purchase price of $1.00 per share and issued warrants to purchase 1,052,850 and 147,150 shares of Series B Preferred Stock at an exercise price of $1.67 per share to Benchmark Capital Partners, L.P. and Benchmark Founders' Fund, L.P., respectively, for an aggregate purchase price of $3,000,000, which amount was paid in cash. Benchmark Capital Partners, L.P. and Benchmark Founders' Fund, L.P. each exercised all of their warrants to purchase Series B Preferred Stock in May 1998 for an aggregate purchase price of $2,000,000, which amount was paid in cash. See "Principal and Selling Stockholders."

  INVESTOR RIGHTS AGREEMENT. In June 1997, the Company, the Investors and the Founders entered into an Investor Rights Agreement under which the Investors and Founders have certain registration rights with respect to their shares of Common Stock following this offering. See "Description of Capital Stock-- Registration Rights."

  OFFICER LOANS. In December 1996, as discussed above, Mr. Skoll purchased 10,200,000 shares of the Company's Common Stock for $68,000 under the terms of a Loan and Pledge Agreement effective as of December 1996 between Mr. Skoll and the Company.

  From January 1998 through June 1998, in connection with the exercise of stock options granted under the 1996 Plan and the 1997 Plan, the Company permitted Margaret C. Whitman, the Company's President and Chief Executive Officer since February 1998, to purchase 2,400,000 shares of Common Stock in exchange for a $60,000 cash payment, a $180,000 Secured Full Recourse Promissory Note dated February 3, 1998 and a $240,000 Secured Non-Recourse Promissory Note dated February 3, 1998; Steven P. Westly, the Company's Vice President Marketing and Business Development since August 1997, to purchase 828,000 shares of Common Stock in exchange for cash payments totaling $17,920 and Secured Full Recourse Promissory Notes dated January 27, 1998, May 21, 1998, May 26, 1998 and June 26, 1998 in the amounts of $71,280, $16,200,
$7,200 and $50,400, respectively; Michael K. Wilson, the Company's Vice President Product Development and Site Operations since January 1997, to purchase 600,000 shares of Common Stock in exchange for a $1,000 cash payment and a Secured Full Recourse Promissory Note dated January 28, 1998 in the amount of $9,000 and Gary F. Bengier, the Company's Chief Financial Officer and Vice President Operations since November 1997, to purchase 525,000 shares of Common Stock in exchange for a $5,250 cash payment and a Secured Full Recourse Promissory Note dated January 26, 1998 in the amount of $47,250. Each note is secured by the Common Stock purchased with the note except for

Ms. Whitman's notes which are each secured by all the shares purchased with both the full recourse and the non-recourse notes. Each note bears interest at the rate of 8%, compounded semi-annually. Interest on the unpaid principal is due on December 1 of each year and the principal balance is due in full on December 1, 2002. See "Principal and Selling Stockholders."

  STOCK TO SERVICE PROVIDER. In connection with the recruiting of its Chief Executive Officer, the Company engaged the services of an executive search firm affiliated with Benchmark Capital Partners, L.P. and Benchmark Founders' Fund, L.P. As partial payment for its services, the Company issued to this firm 46,248 shares of Series B Mandatorily Redeemable Convertible Preferred Stock, which was valued at $2.00 per share.

  EBAY FOUNDATION. In June 1998, the Company established a fund known as the eBay Foundation, which is administered by the Community Foundation Silicon Valley, and donated 107,250 shares of Common Stock to the Community Foundation Silicon Valley on behalf of the eBay Foundation. The Community Foundation Silicon Valley is selling 10,725 shares of Common Stock in this offering on behalf of the eBay Foundation.

                      PRINCIPAL AND SELLING STOCKHOLDERS

  The following table sets forth certain information known to the Company with respect to beneficial ownership of the Company's Common Stock as of June 30, 1998 by (i) each stockholder known by the Company to be the beneficial owner of more than 5% of the Company's Common Stock, (ii) each director of the Company, (iii) the Named Executive Officer, (iv) all executive officers and directors as a group and (v) the Selling Stockholder.

                                                                        SHARES BENEFICIALLY
                             SHARES BENEFICIALLY                               OWNED
                          OWNED PRIOR TO OFFERING(1)       NUMBER OF     AFTER OFFERING(1)
                          ------------------------------    SHARES     ---------------------
NAME OF BENEFICIAL OWNER      NUMBER         PERCENT     BEING OFFERED   NUMBER   PERCENT(2)
------------------------  ---------------- ------------- ------------- ---------- ----------
Pierre M. Omidyar(3)....        15,229,425        42.0%         --     15,229,425    38.3
Jeffrey S. Skoll(4).....        10,200,000        28.1          --     10,200,000    25.7
Robert C. Kagle
 Benchmark Funds(5).....         8,791,836        24.3          --      8,791,836    22.1
Margaret C. Whitman(6)..         2,400,000         6.6          --      2,400,000     6.0
Scott D. Cook(7)........           257,250           *          --        257,250       *
Howard D. Schultz(8)....           257,250           *          --        257,250       *
Community Foundation
 Silicon Valley(9)......           107,250           *      10,725         96,525       *
All directors and
 executive officers as a
 group (9 persons)(10)..        34,796,925        94.8          --     34,796,925    86.6

--------
*   Represents beneficial ownership of less than 1%.

 (1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Unless otherwise indicated below, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable. Shares of Common Stock subject to options that are currently exercisable or exercisable within 60 days of June 30, 1998 are deemed to be outstanding and to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

 (2) Assumes that the Underwriters' over-allotment option to purchase up to 525,000 shares from the Company is not exercised.

 (3) Mr. Omidyar is the Founder and Chairman of the Board of the Company. Included in the number of shares he beneficially owns are 2,014,378.5 shares pledged to Benchmark Capital Partners, L.P. and 281,539.5 shares pledged to Benchmark Founders' Fund, L.P. (collectively, the

    "Omidyar Pledged Shares") to secure a $749,999.88 full recourse loan made to Mr. Omidyar pursuant to a Loan and Pledge Agreement dated June 27, 1997. All of the Omidyar Pledged Shares are also subject to an immediately exercisable call option pursuant to a Call Option Agreement dated June 27, 1997 among the Benchmark Funds and Mr. Omidyar and are covered by a put option pursuant to a Put Option Agreement dated June 27, 1997 among the same parties. Also included in the number of shares Mr. Omidyar beneficially owns are (i) approximately 3,187,500 shares that were unvested as of June 30, 1998 and subject to the Company's right of repurchase at $.0067 per share, (ii) 150,000 shares held of record by The Cyrus Omidyar Income Trust dated May 4, 1998 and (iii) 150,000 shares held of record by The Elahe Mir-Djalali Income Trust dated May 4, 1998. See "Certain Transactions" and "Description of Capital Stock." The address for Mr. Omidyar is 2005 Hamilton Avenue, Suite 350, San Jose, California 95125.
 (4) Mr. Skoll is the Vice President Strategic Planning and Analysis of the Company. Included in the number of shares he beneficially owns are 2,014,378.5 shares pledged to Benchmark Capital Partners, L.P. and 281,539.5 shares pledged to Benchmark Founders' Fund, L.P. (collectively, the "Skoll Pledged Shares") to secure a $749,999.88 full recourse loan made to Mr. Skoll pursuant to a Loan and Pledge Agreement dated June 27, 1997. All of the Skoll Pledged Shares are also subject to an immediately exercisable call option pursuant to a Call Option Agreement dated June 27, 1997 among the Benchmark Funds and Mr. Skoll and are covered by a put option pursuant to a Put Option Agreement dated June 27, 1997 among the same parties. Also included in the number of shares Mr. Skoll beneficially owns are (i) approximately 5,312,502 shares that were unvested as of June 30, 1998 and subject to the Company's right of repurchase at their original purchase price of $0.0067 per share and (ii) 60,000 shares held of record by The Skoll Family 1998 Trust. See "Certain Transactions" and "Description of Capital Stock." The address for Mr. Skoll is 2005 Hamilton Avenue, Suite 350, San Jose, California 95125.

 (5) Represents 3,684,972 shares held of record and 4,028,757 shares held beneficially by Benchmark Capital Partners, L.P. and 515,028 shares held of record and 563,079 shares held beneficially by Benchmark Founders' Fund, L.P. (collectively, the "Benchmark Funds"). Of the shares held beneficially by the Benchmark Funds, 4,591,836 of such shares are also included in the above table as shares held of record by Messrs. Omidyar and Skoll. Messrs. Omidyar and Skoll pledged such shares to secure full recourse loans obtained from the Benchmark Funds pursuant to separate Loan and Pledge Agreements each dated June 27, 1997 between the Benchmark Funds and each Founder individually. Such shares are also covered by put options and immediately exercisable call options pursuant to Put Option Agreements and Call Option Agreements, each of which is dated June 27, 1997, between the Benchmark Funds and each Founder individually. See "Description of Capital Stock." Mr. Kagle, a director of the Company, is a Member of Benchmark Capital Management Co., L.L.C., which is the General Partner of Benchmark Capital Partners, L.P. and Benchmark Founders' Fund, L.P. Mr. Kagle disclaims beneficial ownership of shares held by such entities except for his proportional interest therein. The address for Mr. Kagle and these entities is c/o Benchmark Capital Management Co., L.L.C., 2480 Sand Hill Road, Suite 200, Menlo Park, California 94025.

 (6) Ms. Whitman is the President and Chief Executive Officer of the Company. All of the shares owned by Ms. Whitman were unvested as of June 30, 1998 and subject to the Company's right of repurchase at their original purchase price of $0.20 per share. Includes 27,000 shares held by eight relatives of Ms. Whitman. The address for Ms. Whitman is 2005 Hamilton Avenue, Suite 350, San Jose, California 95125.

 (7) Includes 150,000 shares subject to an immediately exercisable option outstanding at June 30, 1998. See "Management--Director Compensation."

 (8) Includes 107,250 shares held of record by Maveron. Also includes 150,000 shares issued to Mr. Schultz upon exercise of an option that were unvested as of June 30, 1998 and subject to the Company's right of repurchase at their original purchase price of $9.33 per share. Of these 150,000 unvested shares, Mr. Schultz has transferred 112,500 shares to Maveron. See "Management--Director Compensation."

 (9) In June 1998, the Company established a fund known as the eBay Foundation, which is administered by the Community Foundation Silicon Valley, and to capitalize this foundation donated 107,250 shares to the Community Foundation Silicon Valley. The Community Foundation Silicon Valley is selling 10,725 shares in this offering.

(10) Includes the shares described in footnotes (3)-(8), 300,000 shares subject to an immediately exercisable option outstanding as of June 30, 1998 that was held by one executive officer not named in the table and 1,740,501 unvested shares as of June 30, 1998 subject to the Company's right of repurchase at such shares' original purchase price held by executive officers not named in this table.
                         DESCRIPTION OF CAPITAL STOCK

  Immediately following the closing of this offering, the authorized capital stock of the Company will consist of 195,000,000 shares of Common Stock, $0.001 par value per share, and 5,000,000 shares of Preferred Stock, $0.001 par value per share. As of June 30, 1998, and assuming the conversion of all outstanding Preferred Stock into Common Stock upon the closing of this offering, there were outstanding 36,249,798 shares of Common Stock held of record by 71 stockholders and options to purchase 1,071,162 shares of Common Stock.

COMMON STOCK

  Subject to preferences that may apply to shares of Preferred Stock outstanding at the time, the holders of outstanding shares of Common Stock are entitled to receive dividends out of assets legally available therefor at such times and in such amounts as the Board of Directors may from time to time determine. Each stockholder is entitled to one vote for each share of Common Stock held on all matters submitted to a vote of stockholders. Cumulative voting for the election of directors is not provided for in the Company's Certificate of Incorporation, which means that the holders of a majority of the shares voted can elect all of the directors then standing for election. The Common Stock is not entitled to preemptive rights and is not subject to conversion or redemption. Upon a liquidation, dissolution or winding-up of the Company, the assets legally available for distribution to stockholders are distributable ratably among the holders of the Common Stock and any participating Preferred Stock outstanding at that time after payment of liquidation preferences, if any, on any outstanding Preferred Stock and payment of other claims of creditors. Each outstanding share of Common Stock is, and all shares of Common Stock to be outstanding upon completion of this offering will be, fully paid and nonassessable.

PREFERRED STOCK

  Upon the closing of this offering, each outstanding share of Preferred Stock (the "Convertible Preferred" ) will be converted into shares of Common Stock. See Note 8 of Notes to Consolidated Financial Statements for a description of the Convertible Preferred. Following the offering, the Company will be authorized, subject to limitations prescribed by Delaware law, to provide for the issuance of Preferred Stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the rights, preferences and privileges of the shares of each wholly unissued series and any qualifications, limitations or restrictions thereon, and to increase or decrease the number of shares of any such series (but not below the number of shares of such series then outstanding) without any further vote or action by the stockholders. The Board may authorize the issuance of Preferred Stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the Common Stock. The issuance of Preferred Stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of the

Company and may adversely affect the market price of the Common Stock and the voting and other rights of the holders of Common Stock. The Company has no current plans to issue any shares of Preferred Stock.

REGISTRATION RIGHTS

  Pursuant to an Investor Rights Agreement dated June 20, 1997 between the Company, the Founders and the Investors (the "Rights Agreement"), the Investors, holding an aggregate of 4,200,000 shares of Common Stock of the Company issuable upon conversion of the Series B Preferred Stock, and the Founders, holding an aggregate of 25,429,425 shares of Common Stock of the Company, 5,029,425 shares of which are issuable upon conversion of the Series A Preferred Stock (collectively the "Registrable Securities"), have certain registration rights for the Registrable Securities at any time after six months following the closing of this offering. Under the Rights Agreement, the Investors, by written request of at least two-thirds of the holders of the Investors' Registrable Securities then outstanding, may demand that the Company file a registration statement under the Securities Act covering all or a portion of the Investors' Registrable Securities, provided that, in the case of a registration on a form other than a Form S-3, the offering is for at least 50% of the then outstanding Investors' Registrable Securities, or in the case of a registration on a Form S-3, there is a reasonably anticipated aggregate offering price to the public of at least $1,000,000. The Investors have the right to demand two registrations on a form other than Form S-3 and not more than one Form S-3 registration in any six-month period. These registration rights are subject to the Company's right to delay the filing of a registration statement, not more than once in a 12-month period, for not more than 90 days, in the case of a registration on a form other than a Form S-3, and 60 days, in the case of a registration on a Form S-3, after receiving the registration demand.

  In addition, the Investors and Founders have certain "piggyback" registration rights. If the Company proposes to register any of its Common Stock under the Securities Act (other than pursuant to the Investors' demand registration rights noted above), the Investors or Founders may require the Company to include all or a portion of their Registrable Securities in such registration; provided, however, that the managing underwriter, if any, of any such offering has certain rights to limit the number of, or in the case of the Company's initial public offering, to exclude all or a portion of the Registrable Securities proposed to be included in such registration.

  All registration expenses incurred in connection with the above registrations would be borne by the Company. The selling Investor or Founder would pay all underwriting discounts, selling commissions and stock transfer taxes applicable to the sale of his or its Registrable Securities.

  Demand and piggyback registration rights under the Rights Agreement terminate with respect to each Investor or Founder, as applicable, seven years after the closing date of this offering; provided, however, that each Investor's and Founder's rights under the Rights Agreement will terminate earlier when such Investor or Founder may sell all its or his shares in a three-month period under Rule 144 promulgated under the Securities Act.

PUT/CALL OPTIONS ON COMMON STOCK

  In June 1997, each Founder entered into a separate Loan and Pledge Agreement with the Investors under which he obtained a full recourse loan of $749,999.88, of which $658,030.39 was made by Benchmark Capital Partners, L.P. and $91,969.49 was made by Benchmark Founders' Fund, L.P. Each Founder secured his loan with a pledge of 2,295,918 shares of Common Stock for an aggregate of 4,591,836 shares, of which 4,028,757 shares were pledged to Benchmark Capital Partners, L.P. and 563,079 shares were pledged to Benchmark Founders' Fund, and a security interest in such Founder's rights under the Put Option Agreement and the Call Option Agreement each dated June 27, 1997 among the Investors and each Founder individually. The loans are due June 27, 2002 and bear interest, compounded annually, at a rate of 7% per annum.

  Under his Call Option Agreement, each Founder granted the Investors an option to call all of the shares covered by the option at any time from the date of the agreement up to June 27, 2001 at an exercise price equal to an aggregate of $749,999.88 together with the aggregate amount of interest accrued through the date of exercise under the applicable Loan and Pledge Agreement of even date. Under each Put Option Agreement, the Investors granted to each Founder an option to put all of the shares covered by the option to the Investors at any time during the six-month period that follows the four year and six-month "blackout period" commencing on the date of the agreement.

ANTI-TAKEOVER PROVISIONS

 DELAWARE LAW

  Upon the closing of this offering, the Company will be subject to the provisions of Section 203 of the Delaware General Corporation Law (the "Anti-Takeover Law") regulating corporate takeovers. The Anti-Takeover Law prevents certain Delaware corporations, including those whose securities are listed on the Nasdaq National Market, from engaging, under certain circumstances, in a "business combination" (which includes a merger or sale of more than 10% of the corporation's assets) with any "interested stockholder" (a stockholder who owns 15% or more of the corporation's outstanding voting stock, as well as affiliates and associates of any such person) for three years following the date that such stockholder became an "interested stockholder" unless (i) the transaction that resulted in the stockholders' becoming an "interested stockholder" was approved by the board of directors prior to the date the "interested stockholder" attained such status, (ii) upon consummation of the transaction that resulted in the stockholder's becoming an "interested stockholder," the "interested stockholder" owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding those shares owned by (a) persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer), or (iii) on or subsequent to such date the "business combination" is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the "interested stockholder." A Delaware corporation may "opt out" of the Anti-Takeover Law with an express provision in its original certificate of incorporation or an express provision in its certificate or incorporation or bylaws resulting from a stockholders' amendment approved by at least a majority of the outstanding voting shares. The Company has not "opted out" of the provisions of the Anti-Takeover Law. The statute could prohibit or delay mergers or other takeover or change-in-control attempts with respect to the Company and, accordingly, may discourage attempts to acquire the Company.

 CHARTER AND BYLAW PROVISIONS

  The Company's Amended and Restated Bylaws, which will be in effect upon the completion of this offering, will provide for the division of the Board into three classes as nearly equal in size as possible with staggered three-year terms. The classification of the Board could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, control of the Company. In addition, the Amended and Restated Bylaws will provide that any action required or permitted to be taken by the stockholders of the Company at an annual meeting or a special meeting of the stockholders may be taken only if it is properly brought before such meeting and may not be taken by written action in lieu of a meeting. The Amended and Restated Bylaws also will provide that special meetings of the stockholders may be called only by the Chairman of the Board, the Chief Executive Officer or, if none, the President or the Board.

  The Company's Amended and Restated Certificate of Incorporation and its Amended and Restated Bylaws will provide that the Company will indemnify officers and directors against losses that they may incur in investigations and legal proceedings resulting from their services to the Company, which may include services in connection with takeover defense measures. Such provisions may have the effect of preventing changes in the management of the Company.

TRANSFER AGENT AND REGISTRAR

  The Transfer Agent and Registrar for the Company's Common Stock is ChaseMellon Shareholder Services, L.L.C.

LISTING

  The shares of Common Stock have been approved for quotation on the Nasdaq National Market under the trading symbol "EBAY," subject to official notice of issuance.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Prior to this offering, there has been no market for the Common Stock of the Company, and there can be no assurance that a significant public market for the Common Stock will develop or be sustained after this offering. Future sales of substantial amounts of Common Stock (including shares issued upon exercise of outstanding options) in the public market after this offering could adversely affect market prices prevailing from time to time and could impair the Company's ability to raise capital through the sale of its equity securities. As described below, no shares currently outstanding will be available for sale immediately after this offering due to certain contractual restrictions on resale. Sales of substantial amounts of Common Stock of the Company in the public market after the restrictions lapse could adversely affect the prevailing market price and the ability of the Company to raise equity capital in the future.

  Upon completion of this offering, the Company will have outstanding 39,739,073 shares of Common Stock, assuming no exercise of the Underwriters' over-allotment option and no exercise of outstanding options. Of these shares, the 3,500,000 shares sold in this offering will be freely tradable without restriction under the Securities Act unless purchased by "affiliates" of the Company as that term is defined in Rule 144 under the Securities Act. The remaining shares held by existing stockholders are subject to lock-up agreements generally providing that, with certain limited exceptions, the stockholder will not (i) offer to sell, sell, contract to sell, pledge or otherwise dispose of any shares of Common Stock owned of record or beneficially prior to the offering or any securities convertible into or exchangeable for such shares of Common Stock, (ii) establish a "put equivalent position" with respect to such Common Stock within the meaning of Rule 16a-1(h) under the Securities Exchange Act of 1934, as amended, or (iii) publicly announce an intention to take any of the actions set forth in (i) or (ii) for a period of 120 days following the date of the final Prospectus for this offering without the prior written consent of Goldman Sachs & Co. acting alone or each of the above listed representatives acting together. As a result of these lock-up agreements, notwithstanding possible earlier eligibility for sale under the provisions of Rules 144, 144(k) and 701, none of these shares will be saleable until 121 days after the date of the final Prospectus. Beginning 121 days after the date of the final Prospectus, 24,549,579 of these shares will be eligible for sale in the public market, although a portion of such shares will be subject to certain volume limitations pursuant to Rule
144. The remaining Restricted Shares will become eligible for sale from time to time thereafter upon expiration of applicable holding periods under Rule 144 under the Securities Act and the Company's right to repurchase unvested shares. Holders of options to purchase Common Stock of the Company are also subject to 120-day lock-up agreements.

  In general, under Rule 144 as currently in effect, beginning 90 days after the date of this Prospectus, a person (or persons whose shares are aggregated) who has beneficially owned Restricted Shares for at least one year (including the holding period of any prior owner except an affiliate) would be entitled to sell within any three-month period a number of shares that does not exceed the greater of (i) 1% of the number of shares of Common Stock then outstanding (which will equal approximately 397,000 shares immediately after this offering) or (ii) the average weekly trading volume of the Common Stock during the four calendar weeks preceding the filing of a Form 144 with respect to such sale. Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about the Company. Under Rule 144(k), a person who is not deemed to have been an affiliate of the Company at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years (including the holding period of any prior owner except an affiliate), is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

  Rule 701 permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions, including the holding period requirement, of Rule 144. Any employee, officer or director of or consultant to the Company who purchased his or her shares pursuant to a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell such shares in reliance on Rule 144 without having to comply with the holding period, public information, volume limitation or notice provisions of Rule 144. All holders of Rule 701 shares are required to wait until 90 days after the date of this Prospectus before selling such shares. However, all shares issued pursuant to Rule 701 are subject to lock-up agreements and will only become eligible for sale at the earlier of the expiration of the 120-day lock-up agreements or no sooner than 90 days after the offering upon obtaining the prior written consent of Goldman Sachs & Co. or the representatives of the Underwriters.

  Immediately after this offering, the Company intends to file a registration statement under the Securities Act covering shares of Common Stock subject to outstanding options under the 1996 Plan or the 1997 Plan or reserved for issuance under the Equity Incentive Plan, the Directors Plan or the Purchase Plan. Based on the number of shares subject to outstanding options at June 30, 1998 and currently reserved for issuance under all such plans, such registration statement would cover approximately 8,132,659 shares. Such registration statement will automatically become effective upon filing. Accordingly, shares registered under such registration statement will be available for sale in the open market immediately after the 120-day lock-up agreements expire. Also beginning six months after the date of this offering, certain holders of shares of Common Stock will be entitled to certain rights with respect to registration of such shares of Common Stock for offer and sale to the public. See "Description of Capital Stock--Registration Rights."

                                 LEGAL MATTERS

  The validity of the issuance of the shares of Common Stock offered hereby will be passed upon for the Company by Fenwick & West LLP, Palo Alto, California. Certain legal matters in connection with this offering will be passed upon for the Underwriters by Shearman & Sterling, San Francisco, California.

                                    EXPERTS

  The financial statements included in this Prospectus have been audited by PricewaterhouseCoopers LLP, independent accountants. The companies and periods covered by these audits are indicated in the individual reports of PricewaterhouseCoopers LLP. Such financial statements have been so included in reliance on the reports of PricewaterhouseCoopers LLP given on the authority of said firm as experts in auditing and accounting.

                            ADDITIONAL INFORMATION

  The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-1 under the Securities Act with respect to the shares of Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits thereto. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement and the exhibits thereto. Statements contained in this Prospectus regarding the contents of any contract or any other document to which reference is made are not necessarily complete, and, in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. A copy of the Registration Statement and the exhibits thereto may be inspected without charge at the offices of the Commission at Judiciary Plaza, 450 Fifth Street, Washington, D.C. 20549, and copies of all or any part of the Registration Statement may be obtained from the Public Reference Section of the Commission, Washington, D.C. 20549 upon the payment of the fees prescribed by the Commission. The Commission maintains a Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants, such as the Company, that file electronically with the Commission.

                                   EBAY INC.

                         INDEX TO FINANCIAL STATEMENTS

                                                                            PAGE
                                                                            ----
EBAY INC. CONSOLIDATED FINANCIAL STATEMENTS
  Report of Independent Accountants........................................  F-2
  Consolidated Balance Sheet...............................................  F-3
  Consolidated Statement of Income.........................................  F-4
  Consolidated Statement of Stockholders' Equity...........................  F-5
  Consolidated Statement of Cash Flows.....................................  F-6
  Notes to Consolidated Financial Statements...............................  F-7
PRO FORMA CONSOLIDATED FINANCIAL INFORMATION
  Overview................................................................. F-23
  Pro Forma Consolidated Statement of Operations........................... F-24
  Notes to Pro Forma Consolidated Financial Information.................... F-25
JUMP INCORPORATED FINANCIAL STATEMENTS
  Report of Independent Accountants........................................ F-26
  Balance Sheet............................................................ F-27
  Statement of Operations.................................................. F-28
  Statement of Shareholders' Deficit....................................... F-29
  Statement of Cash Flows.................................................. F-30
  Notes to Financial Statements............................................ F-31

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of eBay Inc.

  In our opinion, the accompanying balance sheet and the related statements of income, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of eBay Inc. at December 31, 1996 and 1997, and the results of its operations and its cash flows for the years ended December 31, 1996 and 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Price Waterhouse LLP

San Jose, California
March 31, 1998

                                   EBAY INC.

                           CONSOLIDATED BALANCE SHEET
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                     PRO FORMA
                                         DECEMBER 31,              STOCKHOLDERS'
                                         --------------  JUNE 30,    EQUITY AT
                                         1996    1997      1998    JUNE 30, 1998
                                         ------ -------  --------  -------------
                                                              (UNAUDITED)
                 ASSETS
Current assets:
  Cash and cash equivalents.............  $103  $ 3,723  $10,716
  Accounts receivable, net..............   166    1,024    2,846
  Other current assets..................    16      220      453
                                         -----  -------  -------
    Total current assets................   285    4,967   14,015
Property and equipment, net.............    23      652    3,584
Intangible assets, net..................    --       --    2,216
                                         -----  -------  -------
                                          $308  $ 5,619  $19,815
                                         =====  =======  =======
  LIABILITIES, MANDATORILY REDEEMABLE
     CONVERTIBLE PREFERRED STOCK AND
          STOCKHOLDERS' EQUITY
Current liabilities:
  Debt and leases, current portion...... $   1  $   258  $   314
  Accounts payable......................    23      252    1,841
  Customer advances.....................    --      128      390
  Income taxes payable..................    50      169    1,033
  Other current liabilities.............    17      317    1,634
                                         -----  -------  -------
    Total current liabilities...........    91    1,124    5,212
Debt and leases, long-term portion......    --      305      167
Deferred tax liabilities................    55      157      157
                                         -----  -------  -------
                                           146    1,586    5,536
                                         -----  -------  -------
Series B Mandatorily Redeemable
 Convertible Preferred Stock and Series
 B warrants (Notes 8 and 11)............    --    3,018    5,157      $    --
                                         -----  -------  -------      -------
Commitments (Note 6)
Stockholders' equity:
  Series A Convertible Preferred Stock,
   $0.001 par value; 1,676 shares
   authorized, 1,676 shares issued and
   outstanding, no shares pro forma
   (unaudited)..........................     4        4        4           --
  Common Stock, $0.001 par value, 60,000
   shares authorized; 20,400, 20,400 and
   26,974 (unaudited) shares issued and
   outstanding; 36,250 (unaudited)
   shares issued and outstanding pro
   forma................................    20       20       27           36
  Additional paid-in capital............    58    1,482   15,211       20,363
  Notes receivable from stockholders....   (68)     (68)  (1,536)      (1,536)
  Unearned compensation.................    --   (1,399)  (5,729)      (5,729)
  Retained earnings.....................   148      976    1,145        1,145
                                         -----  -------  -------      -------
    Total stockholders' equity..........   162    1,015    9,122      $14,279
                                         =====  =======  =======      =======
                                          $308  $ 5,619  $19,815
                                         =====  =======  =======

  The accompanying notes are an integral part of these consolidated financial statements.

                                   EBAY INC.

                        CONSOLIDATED STATEMENT OF INCOME
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                             YEAR ENDED      SIX MONTHS ENDED
                                            DECEMBER 31,         JUNE 30,
                                           ----------------  ------------------
                                            1996     1997      1997      1998
                                           -------  -------  --------  --------
                                                                (UNAUDITED)
Net revenues.............................. $   372  $ 5,744  $  1,658  $ 14,922
Cost of net revenues......................      14      746       160     1,736
                                           -------  -------  --------  --------
    Gross profit..........................     358    4,998     1,498    13,186
Operating expenses:
  Sales and marketing.....................      32    1,730       212     4,610
  Product development.....................      28      831       209     1,548
  General and administrative..............      45      950       233     4,187
  Acquired research and development.......      --       --        --       150
                                           -------  -------  --------  --------
    Total operating expenses..............     105    3,511       654    10,495
                                           -------  -------  --------  --------
Income from operations....................     253    1,487       844     2,691
Interest and other income, net............       1       59         6       101
Interest expense..........................      --       (3)       (2)      (25)
                                           -------  -------  --------  --------
Income before income taxes................     254    1,543       848     2,767
Provision for income taxes................    (106)    (669)     (362)   (2,552)
                                           -------  -------  --------  --------
Net income................................ $   148  $   874  $    486  $    215
                                           =======  =======  ========  ========
Net income per share:
  Basic................................... $  0.07  $  0.11  $   0.08  $   0.02
                                           =======  =======  ========  ========
  Weighted average shares--basic..........   2,125    7,438     6,163    10,711
                                           =======  =======  ========  ========
  Diluted................................. $  0.01  $  0.03  $   0.02  $   0.01
                                           =======  =======  ========  ========
  Weighted average shares--diluted........  14,315   27,553    25,811    34,231
                                           =======  =======  ========  ========
Pro forma net income per share:
  Basic...................................          $  0.06            $   0.01
                                                    =======            ========
  Weighted average shares--basic..........           14,591              19,145
                                                    =======            ========
  Diluted.................................          $  0.03            $   0.01
                                                    =======            ========
  Weighted average shares--diluted........           27,553              34,231
                                                    =======            ========


  The accompanying notes are an integral part of these consolidated financial statements.

                                   EBAY INC.

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                                 (IN THOUSANDS)

                            SERIES A
                           CONVERTIBLE                                  NOTES
                         PREFERRED STOCK    COMMON STOCK  ADDITIONAL  RECEIVABLE                            TOTAL
                         -----------------  -------------  PAID-IN       FROM       UNEARNED   RETAINED STOCKHOLDERS'
                         SHARES    AMOUNT   SHARES AMOUNT  CAPITAL   STOCKHOLDERS COMPENSATION EARNINGS    EQUITY
                         --------  -------  ------ ------ ---------- ------------ ------------ -------- -------------
 Issuance of Common
  Stock for cash and
  note..................       --   $    -- 20,400  $ 20   $    58     $   (68)     $    --     $   --     $   10
 Issuance of Preferred
  Stock.................    1,676         4     --    --        --          --           --         --          4
 Net income.............       --        --     --    --        --          --           --        148        148
                         --------   ------- ------  ----   -------     -------      -------     ------     ------
Balance at
 December 31, 1996......    1,676         4 20,400    20        58         (68)          --        148        162
 Accretion of Series B
  Mandatorily Redeemable
  Convertible Preferred
  Stock to redemption
  value.................       --        --     --    --        --          --           --        (46)       (46)
 Unearned compensation..       --        --     --    --     1,424          --       (1,424)        --         --
 Amortization of
  unearned
  compensation..........       --        --     --    --        --          --           25         --         25
 Net income.............       --        --     --    --        --          --           --        874        874
                         --------   ------- ------  ----   -------     -------      -------     ------     ------
Balance at
 December 31, 1997......    1,676         4 20,400    20     1,482         (68)      (1,399)       976      1,015
 Accretion of Series B
  Mandatorily Redeemable
  Convertible Preferred
  Stock to redemption
  value (Unaudited).....       --        --     --    --        --          --           --        (46)       (46)
 Unearned compensation
  (Unaudited)...........       --        --     --    --     5,831          --       (5,831)        --         --
 Amortization of
  unearned compensation
  (Unaudited)...........       --        --     --    --        --          --        1,501         --      1,501
 Issuance of Common
  Stock for cash and
  notes (Unaudited).....       --        --  6,324     7     4,683      (1,468)          --         --      3,222
 Issuance of Common
  Stock for acquisition
  of Jump Incorporated
  (Unaudited)...........       --        --    143    --     2,000          --           --         --      2,000
 Contribution of Common
  Stock to charitable
  foundation
  (Unaudited)...........       --        --    107    --     1,215          --           --         --      1,215
 Net income
  (Unaudited)...........       --        --     --    --        --          --           --        215        215
                         --------   ------- ------  ----   -------     -------      -------     ------     ------
Balance at
 June 30, 1998
 (Unaudited)............    1,676   $     4 26,974  $ 27   $15,211     $(1,536)     $(5,729)    $1,145     $9,122
                         ========   ======= ======  ====   =======     =======      =======     ======     ======

  The accompanying notes are an integral part of these consolidated financial statements.

                                   EBAY INC.

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                                 (IN THOUSANDS)

                                               YEAR ENDED     SIX MONTHS ENDED
                                              DECEMBER 31,        JUNE 30,
                                              --------------  -----------------
                                              1996    1997     1997      1998
                                              -----  -------  -------- --------
                                                                (UNAUDITED)
Cash flows from operating activities:
 Net income.................................  $ 148  $   874  $   486  $    215
 Adjustments to reconcile net income to net
 cash
  provided by operating activities:
 Provision for doubtful accounts............     18      290       30       765
 Depreciation and amortization..............      2       74        3       388
 Amortization of unearned compensation......     --       25       --     1,501
 Charitable contribution of Common Stock....     --       --       --     1,215
 Series B Preferred Stock issued for servic-
  es........................................     --       --       --        93
 Acquired research and development..........     --       --       --       150
 Changes in current assets and liabilities:
  Accounts receivable.......................   (184)  (1,148)    (301)   (2,575)
  Other current assets......................    (16)    (204)      (9)     (233)
  Accounts payable..........................     23      229       33     1,574
  Customer advances.........................     --      128       28       262
  Income taxes payable......................     50      119      261       864
  Other current liabilities.................     17      300      137       980
  Deferred tax liabilities..................     55      102       55        --
                                              -----  -------  -------  --------
Net cash provided by operating activities...    113      789      723     5,199
                                              -----  -------  -------  --------
Cash flows from investing activities:
 Purchases of property and equipment........    (25)    (680)     (72)   (3,311)
                                              -----  -------  -------  --------
Net cash used in investing activities.......    (25)    (680)     (72)   (3,311)
                                              -----  -------  -------  --------
Cash flows from financing activities:
 Proceeds from Series A Preferred Stock.....      4       --       --        --
 Proceeds from Series B Preferred Stock and
  Series B warrants.........................     --    2,972    2,972     2,000
 Proceeds from Common Stock.................     10       --       --     3,222
 Proceeds from debt issuance................      1      545       --        --
 Principal payments on debt and leases......     --       (6)      (2)     (117)
                                              -----  -------  -------  --------
Net cash provided by financing activities...     15    3,511    2,970     5,105
                                              -----  -------  -------  --------
Net increase in cash and cash equivalents...    103    3,620    3,621     6,993
Cash and cash equivalents at beginning of
 period.....................................     --      103      103     3,723
                                              -----  -------  -------  --------
Cash and cash equivalents at end of period..  $ 103  $ 3,723  $ 3,724  $ 10,716
                                              =====  =======  =======  ========
Supplemental cash flow disclosures:
 Cash paid for interest.....................  $  --  $     3  $     2  $     22
 Cash paid for income taxes.................  $   1  $   452  $    48  $  1,684
Non-cash investing and financing activities:
 Property and equipment leases..............  $  --  $    23  $    23  $     --
 Common Stock issued for notes receivable...  $  68  $    --  $    --  $  1,468
 Common Stock issued for acquisition........  $  --  $    --  $    --  $  2,000

  The accompanying notes are an integral part of these consolidated financial statements.

                                   EBAY INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1--THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

  THE COMPANY

  eBay Inc. (the "Company") was incorporated in California in May 1996 and operates an online person-to-person trading community. eBay pioneered online person-to-person trading by developing a Web-based community in which buyers and sellers are brought together in an auction format to trade personal items such as antiques, coins, collectibles, computers, memorabilia, stamps and toys. The eBay service permits sellers to list items for sale, buyers to bid on items of interest and all eBay users to browse through listed items in a fully-automated, topically-arranged service that is available online 24 hours a day, seven days a week. The Company operates in one business segment.

  REINCORPORATION

  In March 1998, the Company's Board of Directors authorized the reincorporation of the Company in the State of Delaware. As a result of the reincorporation, the Company is authorized to issue 60,000,000 shares of $.001 par value Common Stock and 6,000,000 shares of $.001 par value Preferred Stock. The Board of Directors has the authority to issue the undesignated Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof.

  USE OF ESTIMATES

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  PRINCIPLES OF CONSOLIDATION AND BASIS OF PRESENTATION

  The financial statements as of June 30, 1998 and for the six months then ended are consolidated and include the accounts of the Company and its wholly owned subsidiary. All significant intercompany balances and transactions have been eliminated in consolidation.

  From September 1995 ("Inception") through May 1996, eBay operated as a sole proprietorship. The sole proprietorship recognized no revenues and incurred no expenses during the period from Inception to December 31, 1995. The sole proprietorship recognized revenue totaling $30,000 and incurred expenses totaling $14,000 during the period from January 1, 1996 until incorporation in May 1996. The results of operations for this period have been included in the 1996 financial statements to facilitate presentation.

  CASH EQUIVALENTS

  The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash equivalents consist primarily of deposits in money market funds.

  CONCENTRATION OF CREDIT RISK

  Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash and cash equivalents and accounts receivable. Cash and cash equivalents are deposited with high credit quality financial institutions. The Company's accounts receivable are derived from revenue earned from customers located in the U.S. and throughout the world and are denominated in U.S.

                                   EBAY INC.

dollars. Accounts receivable balances are typically settled through customer credit cards and, as a result, the majority of accounts receivable are collected upon processing of credit card transactions. The Company maintains an allowance for doubtful accounts receivable based upon the expected collectibility of accounts receivable.

  During the years ended December 31, 1996 and 1997, and the six months ended June 30, 1997 and 1998 (unaudited), no customers accounted for more than 10% of net revenues or net accounts receivable.

  FAIR VALUE OF FINANCIAL INSTRUMENTS

  The Company's financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and capital lease obligations are carried at cost, which approximates their fair value because of the short-term maturity of these instruments.

  PROPERTY AND EQUIPMENT

  Property and equipment are stated at historical cost. Depreciation and amortization is computed using the straight-line method over the estimated useful lives of the assets, generally three years or less, or the shorter of the lease term or the estimated useful lives of the assets, if applicable.

  INTANGIBLE ASSETS

  Goodwill and other intangible assets resulting from the acquisition of Jump Incorporated were estimated by management to be primarily associated with the acquired customer list, workforce and technological know how. As a result of the rapid technological changes occurring in the Internet industry and the intense competition for qualified Internet professionals, recorded goodwill and other intangible assets are amortized on a straight-line basis over the estimated periods of benefit, which range from 8 to 24 months. See Note 2-- Acquisition.

  IMPAIRMENT OF LONG-LIVED ASSETS

  The Company evaluates the recoverability of its intangible assets in accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" ("SFAS No. 121"). SFAS No. 121 requires recognition of impairment of long-lived assets in the event the net book value of such assets exceeds the future undiscounted cash flows attributable to such assets.

  REVENUE RECOGNITION

  Revenues are derived primarily from placement fees charged for the listing of items for auction and success fees calculated as a percentage of the final sales transaction value. Revenues related to placement fees are recognized at the time the item is listed, while those related to success fees are recognized at the time that the auction is successfully concluded. An auction is considered successfully concluded when there is at least one bid above the seller's specified minimum price or reserve price, whichever is higher, at the end of the auction term, which is generally three to seven days. Provisions for doubtful accounts and authorized credits to sellers are provided at the time of revenue recognition based upon the Company's historical experience.

                                   EBAY INC.

  PRODUCT DEVELOPMENT COSTS

  Product development costs include expenses incurred by the Company to develop, enhance, manage, monitor and operate the Company's Web site. Product development costs are expensed as incurred.

  ADVERTISING EXPENSE

  Advertising costs are expensed as incurred and totaled $0, $478,000, $0 (unaudited) and $2.0 million (unaudited) during the years ended December 31, 1996 and 1997 and the six months ended June 30, 1997 and 1998, respectively.

  STOCK-BASED COMPENSATION

  The Company accounts for stock-based employee compensation arrangements in accordance with provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and complies with the disclosure provisions of Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation." Under APB No. 25, compensation expense is based on the difference, if any, on the date of the grant, between the fair value of the Company's stock and the exercise price. The Company accounts for stock issued to non-employees in accordance with the provisions of SFAS No. 123 and EITF 96-18.

  INCOME TAXES

  Income taxes are accounted for using an asset and liability approach, which requires the recognition of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in the Company's financial statements or tax returns. The measurement of current and deferred tax liabilities and assets are based on provisions of the enacted tax law; the effects of future changes in tax laws or rates are not anticipated. The measurement of deferred tax assets is reduced, if necessary, by the amount of any tax benefits that, based on available evidence, are not expected to be realized.

  NET INCOME PER SHARE

  The Company computes net income per share in accordance with SFAS No. 128, "Earnings per Share" and SEC Staff Accounting Bulletin No. 98 ("SAB 98"). Under the provisions of SFAS No. 128 and SAB 98, basic net income per share is computed by dividing the net income available to common stockholders for the period by the weighted average number of common shares outstanding during the period. Diluted net income per share is computed by dividing the net income for the period by the weighted average number of common and common equivalent shares outstanding during the period. Common equivalent shares, composed of unvested restricted Common Stock and incremental common shares issuable upon the exercise of stock options and warrants and upon conversion of Series A and Series B Convertible Preferred Stock, are included in diluted net income per share to the extent such shares are dilutive.

                                   EBAY INC.

  The following table sets forth the computation of basic and diluted net income per share for the periods indicated, (in thousands, except per share amounts):

                                             YEAR ENDED     SIX MONTHS ENDED
                                            DECEMBER 31,         JUNE 30,
                                           ---------------  ------------------
                                            1996    1997      1997      1998
                                           ------  -------  --------  --------
                                                               (UNAUDITED)
Numerator:
  Net income.............................. $  148  $   874  $    486  $    215
  Accretion of Series B Mandatorily
   Redeemable Convertible Preferred Stock
   to redemption value....................     --      (46)       --       (46)
                                           ------  -------  --------  --------
  Net income available to common
   stockholders........................... $  148  $   828  $    486  $    169
                                           ======  =======  ========  ========
Denominator:
  Weighted average shares................. 10,200   20,400    20,400    25,519
  Weighted average unvested common shares
   subject to repurchase agreements....... (8,075) (12,962)  (14,237)  (14,808)
                                           ------  -------  --------  --------
  Denominator for basic calculation.......  2,125    7,438     6,163    10,711
  Weighted average effect of dilutive
   securities:
    Series A Preferred Stock..............  4,115    5,029     5,029     5,029
    Series B Preferred Stock..............     --    2,124       166     3,404
    Series B Preferred Stock warrants.....     --       --        --       229
    Unvested common shares subject to
     repurchase agreements................  8,075   12,962    14,237    14,808
    Employee stock options................     --       --       216        50
                                           ------  -------  --------  --------
  Denominator for diluted calculation..... 14,315   27,553    25,811    34,231
                                           ======  =======  ========  ========
Net income per share:
  Basic................................... $ 0.07  $  0.11  $   0.08  $   0.02
                                           ======  =======  ========  ========
  Diluted................................. $ 0.01  $  0.03  $   0.02  $   0.01
                                           ======  =======  ========  ========

  PRO FORMA NET INCOME PER SHARE (UNAUDITED)

  Pro forma net income per share for the year ended December 31, 1997 and the six months ended June 30, 1998 is computed using the weighted average number of common shares outstanding, including the pro forma effects of the automatic conversion of the Company's Series A and Series B Convertible Preferred Stock into shares of the Company's Common Stock effective upon the closing of the Company's initial public offering as if such conversion occurred on January 1, 1997, or at date of original issuance, if later. The resulting pro forma adjustment includes an increase in the weighted average shares used to compute basic net income per share of 7,153,000 and 8,434,000 for the year ended December 31, 1997 and the six months ended June 30, 1998, respectively. Pro forma diluted net income per share is computed using the pro forma weighted average number of common and common equivalent shares outstanding. Pro forma common equivalent shares, composed of unvested restricted Common Stock and incremental common shares issuable upon the exercise of stock options and warrants, are included in diluted net income per share to the extent such shares are dilutive.

                                   EBAY INC.

  PRO FORMA STOCKHOLDERS' EQUITY (UNAUDITED)

  Effective upon the closing of this Offering, the outstanding shares of Series A and Series B Convertible Preferred Stock will automatically convert into 5,029,425 and 4,246,248 shares, respectively, of Common Stock. The pro forma effects of these transactions are unaudited and have been reflected in the accompanying pro forma consolidated balance sheet at June 30, 1998. See
Note 11--Subsequent Events.

  UNAUDITED INTERIM RESULTS

  The accompanying interim consolidated financial statements as of June 30, 1998, and for the six months ended June 30, 1997 and 1998, are unaudited. The unaudited interim consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the Company's financial position, results of operations and cash flows as of June 30, 1998 and for the six months ended June 30, 1997 and 1998. The financial data and other information disclosed in these notes to consolidated financial statements related to these periods are unaudited. The results for the six months ended June 30, 1998 are not necessarily indicative of the results to be expected for the year ending December 31, 1998.

  COMPREHENSIVE INCOME

  Effective January 1, 1998 the Company adopted the provisions of SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards for reporting comprehensive income and its components in financial statements. Comprehensive income, as defined, includes all changes in equity (net assets) during a period from non-owner sources. To date, the Company has not had any transactions that are required to be reported in comprehensive income.

  RECLASSIFICATIONS

  Certain reclassifications have been made to the prior year financial statements to conform to the current period presentation.

  RECENT ACCOUNTING PRONOUNCEMENTS

  In June 1997, the Financial Accounting Standards Board issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." This statement establishes standards for the way companies report information about operating segments in annual financial statements. It also establishes standards for related disclosures about products and services, geographic areas and major customers. The disclosures prescribed by SFAS No. 131 will be effective for the year ending December 31, 1998. The Company has determined that it does not have any separately reportable business segments as of June 30, 1998.

  In March 1998, the American Institute of Certified Public Accountants issued Statement of Position ("SOP") No. 98-1, "Software for Internal Use," which provides guidance on accounting for the cost of computer software developed or obtained for internal use. SOP No. 98-1 is effective for financial statements for fiscal years beginning after December 15, 1998. The Company does not expect that the adoption of SOP No. 98-1 will have a material impact on its consolidated financial statements.

                                   EBAY INC.

NOTE 2--ACQUISITION (UNAUDITED):

  Effective June 30, 1998, the Company acquired all the outstanding shares of Jump Incorporated ("Jump"), which provides a forum where Internet users can buy and sell items in an online auction format. The acquisition has been accounted for using the purchase method of accounting and accordingly, the purchase price has been allocated to the tangible and intangible assets acquired and liabilities assumed on the basis of their respective fair values on the acquisition date. The fair value of intangible assets was determined using a combination of methods, including replacement cost estimates for acquired research and development and completed technology, a risk-adjusted income approach for the acquired customer list and the amounts paid for covenants not to compete.

  The total purchase price of approximately $2.3 million consisted of 142,848 shares of the Company's Common Stock with an estimated fair value of approximately $2.0 million and other acquisition related expenses of approximately $335,000, consisting primarily of payments for non-compete agreements totaling approximately $208,000 and legal and other professional fees. Of the total purchase price, approximately $150,000 was allocated to in-process technology and was immediately charged to operations because such in-process technology had not reached the stage of technological feasibility at the acquisition date and had no alternative future use. The remainder of the purchase price was allocated to net tangible liabilities assumed ($31,000) and intangible assets, including completed technology ($500,000), customer list ($1.5 million), covenants not to compete ($208,000) and goodwill ($24,000). The intangible assets will be amortized over their estimated useful lives of 8 to 24 months.

  The acquisition has been structured as a tax free exchange of stock, therefore, the differences between the recognized fair values of the acquired assets, including tangible assets, and their historical tax bases are not deductible for tax purposes.

  The following unaudited pro forma consolidated financial information reflects the results of operations for the year ended December 31, 1997 and the six months ended June 30, 1998, as if the acquisition had occurred on January 1, 1997 and 1998, respectively, and after giving effect to purchase accounting adjustments. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what operating results would have been had the acquisitions actually taken place on January 1, 1997 or 1998, and may not be indicative of future operating results, (in thousands, except per share amounts).

                                                       YEAR ENDED   SIX MONTHS
                                                      DECEMBER 31,     ENDED
                                                          1997     JUNE 30, 1998
                                                      ------------ -------------
                                                             (UNAUDITED)
Revenues.............................................   $ 5,755       $14,934
Income (loss) from operations........................      (655)        1,641
Net loss.............................................    (1,199)         (698)
Net loss per share:
  Basic and diluted..................................   $ (0.16)      $ (0.07)
  Weighted average shares............................     7,581        10,854

                                   EBAY INC.

NOTE 3--BALANCE SHEET COMPONENTS (IN THOUSANDS):

                                                   DECEMBER 31,
                                                   --------------
                                                   1996    1997    JUNE 30, 1998
                                                   ------ -------  -------------
                                                                    (UNAUDITED)
Accounts receivable, net:
  Accounts receivable............................  $ 184  $ 1,385     $ 4,482
  Less: Allowance for doubtful accounts..........    (18)    (308)     (1,073)
    Allowance for authorized credits.............     --      (53)       (563)
                                                   -----  -------     -------
                                                   $ 166  $ 1,024     $ 2,846
                                                   =====  =======     =======
Property and equipment, net:
  Computer equipment.............................  $  25  $   608     $ 3,784
  Furniture and fixtures.........................     --      115         226
  Leasehold improvements.........................     --        5          38
                                                   -----  -------     -------
                                                      25      728       4,048
  Less: Accumulated depreciation and amortiza-
   tion..........................................     (2)     (76)       (464)
                                                   -----  -------     -------
                                                   $  23  $   652     $ 3,584
                                                   =====  =======     =======

  Property and equipment includes $0, $23,000 and $23,000 (unaudited) of equipment under capital leases at December 31, 1996 and 1997 and June 30, 1998, respectively. Accumulated depreciation of assets under capital leases totaled $0, $7,000 and $11,000 (unaudited) at December 31, 1996 and 1997, and
June 30, 1998, respectively.

                                                   DECEMBER 31,
                                                   --------------
                                                   1996    1997    JUNE 30, 1998
                                                   ------ -------  -------------
                                                                    (UNAUDITED)
Intangible assets, net:
  Purchased technology...........................  $  --  $    --     $   500
  Covenants not to compete.......................     --       --         208
  Customer list..................................     --       --       1,484
  Goodwill.......................................     --       --          24
                                                   -----  -------     -------
                                                      --       --       2,216
  Less: Accumulated amortization.................     --       --          --
                                                   -----  -------     -------
                                                   $  --  $    --     $ 2,216
                                                   =====  =======     =======
Other current liabilities:
  Accrued compensation and related benefits......  $  17  $    68     $   213
  Advertising accruals...........................     --       --         546
  Other accruals.................................     --      249         875
                                                   -----  -------     -------
                                                   $  17  $   317     $ 1,634
                                                   =====  =======     =======

                                   EBAY INC.

NOTE 4--RELATED PARTY TRANSACTIONS:

  NOTES RECEIVABLE FROM STOCKHOLDERS

  At December 31, 1996 and 1997 and June 30, 1998 (unaudited), the Company held a note receivable from an officer of the Company totaling $68,000. The note is full recourse, is secured by Common Stock and bears simple interest at 6% per annum. Interest is due and payable on each anniversary date of the note. The principal is due on or before December 31, 2002. At June 30, 1998, the Company also held notes receivable from employees and a director totaling $1.5 million (unaudited) representing amounts owed to the Company from the exercise of stock options. These notes include full recourse and non-recourse obligations, are secured by Common Stock and bear interest at a rate of 8% per annum. Interest is due and payable on December 1st of each year, and the principal is due on or before December 1, 2002.

  PROFESSIONAL SERVICES

  In connection with the recruitment of its Chief Executive Officer, the Company engaged the services of an executive search firm affiliated with a holder of the Company's Series B Mandatorily Redeemable Convertible Preferred Stock. During the six months ended June 30, 1998, the Company paid total fees for services performed of $93,000 (unaudited) and issued 46,248 shares (unaudited) of Series B Mandatorily Redeemable Convertible Preferred Stock with a fair value on the date earned of $93,000 (unaudited). The amount paid for the services and the fair value of the shares are included in general and administrative expenses in the consolidated statement of income for the six months ended June 30, 1998.

NOTE 5--DEBT:

  LINE OF CREDIT

  At December 31, 1997 and June 30, 1998, the Company had $545,000 and $431,000 (unaudited), respectively, outstanding under a line of credit with a financial institution. The line of credit provides for a revolving line, including an equipment sub-limit facility, of up to $750,000 and is secured by certain assets of the Company. Advances under the equipment sub-limit facility were limited to specific property and equipment acquisitions through January 5, 1998. The line of credit accrues interest at a variable rate determined by the bank (9.75% at December 31, 1997 and June 30, 1998 (unaudited)) and is repayable in twenty-four monthly installments of principal and accrued interest through January 5, 2000. Under the line of credit, the Company is required to comply with certain financial covenants. The Company was in compliance with all such covenants at December 31, 1997 and June 30, 1998, (unaudited).

  As of December 31, 1997, the future payments under the line of credit were as follows, (in thousands):

   YEAR ENDING
   DECEMBER 31,
   ------------
     1998................................................................ $ 251
     1999................................................................   272
     2000................................................................    22
                                                                          -----
                                                                            545
     Less current portion................................................  (251)
                                                                          -----
     Long-term portion................................................... $ 294
                                                                          =====

                                   EBAY INC.

NOTE 6--COMMITMENTS:

  LEASES

  The Company leases office space and equipment under noncancelable operating and capital leases with various expiration dates through the year 2001. Rent expense for the years ended December 31, 1996 and 1997, and for the six months ended June 30, 1997 and 1998, totaled $9,000, $223,000, $32,000 (unaudited)
and $271,000 (unaudited), respectively.

  Future minimum lease payments under non-cancelable operating leases and capital leases, including lease commitments entered into subsequent to December 31, 1997, are as follows, (in thousands):

   YEARS ENDING                                                CAPITAL OPERATING
   DECEMBER 31,                                                LEASES   LEASES
   ------------                                                ------- ---------
     1998.....................................................   $10    $  653
     1999.....................................................    10       701
     2000.....................................................     3       247
     2001.....................................................    --       108
                                                                 ---    ------
     Total minimum lease payments.............................    23    $1,709
                                                                        ======
     Less amount representing interest........................    (5)
                                                                 ---
     Present value of capital lease obligations...............    18
     Less current portion.....................................    (7)
                                                                 ---
     Long-term portion........................................   $11
                                                                 ===

  LETTER OF CREDIT

  At December 31, 1997 and June 30, 1998 (unaudited), the Company maintained a $202,000 letter of credit to secure the lease deposit on its office facility. The letter of credit expires December 1, 1999, and is secured by the line of credit.

  ADVERTISING

  At December 31, 1997 the Company had $750,000 committed under certain non-cancelable advertising agreements extending into fiscal 1998.

NOTE 7--INCOME TAXES:

  The provision for income taxes consists of the following, (in thousands):

                                                    YEAR ENDED     SIX MONTHS
                                                   DECEMBER 31,  ENDED JUNE 30,
                                                   ------------- ---------------
                                                    1996   1997   1997    1998
                                                   ------ ------ ---------------
                                                                   (UNAUDITED)
Current:
  Federal......................................... $   40 $  450 $  294 $  2,020
  State and local.................................     11    117     68      532
                                                   ------ ------ ------ --------
                                                       51    567    362    2,552
                                                   ------ ------ ------ --------
Deferred:
  Federal.........................................     47     87     --       --
  State and local.................................      8     15     --       --
                                                   ------ ------ ------ --------
                                                       55    102     --       --
                                                   ------ ------ ------ --------
                                                   $  106 $  669 $  362 $  2,552
                                                   ====== ====== ====== ========

                                   EBAY INC.

  The following is a reconciliation of the difference between the actual provision for income taxes and the provision computed by applying the federal statutory rate of 34% to income before income taxes, (in thousands):

                                                   YEAR ENDED     SIX MONTHS
                                                  DECEMBER 31,  ENDED JUNE 30,
                                                  ------------- ---------------
                                                   1996   1997   1997    1998
                                                  ------ ------ ---------------
                                                                  (UNAUDITED)
Provision at statutory rate...................... $   87 $  525 $  288 $    941
Permanent differences:
  Acquisition costs..............................     --     --     --      295
  Stock compensation.............................     --     --     --      750
  Other..........................................     --     12      6       34
State taxes, net of federal benefit..............     19    132     68      532
                                                  ------ ------ ------ --------
                                                  $  106 $  669 $  362 $  2,552
                                                  ====== ====== ====== ========

  Under SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences of differences between the carrying amounts of assets and liabilities and their respective tax bases using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred tax liabilities consist of the following (in thousands):

                                                       DECEMBER 31,
                                                       -------------  JUNE 30,
                                                        1996   1997     1998
                                                       ------ ------ -----------
                                                                     (UNAUDITED)
Deferred tax liabilities:
  Accruals and reserves............................... $  54  $  154    $154
  Depreciation........................................     1       3       3
                                                       -----  ------    ----
                                                       $  55  $  157    $157
                                                       =====  ======    ====

NOTE 8--CONVERTIBLE PREFERRED STOCK:

  Convertible Preferred Stock at December 31, 1997 was composed of the following (in thousands):

                                           SHARES
                                   ---------------------- LIQUIDATION REDEMPTION
                                   AUTHORIZED OUTSTANDING   AMOUNT      AMOUNT
                                   ---------- ----------- ----------- ----------
Series A..........................   1,676       1,676      $1,000      $   --
Series B..........................   1,415       1,000       4,500       3,000
Undesignated......................   2,909          --          --          --
                                     -----       -----      ------      ------
                                     6,000       2,676      $5,500      $3,000
                                     =====       =====      ======      ======

  At June 30, 1998, the redemption amount of the Series B Mandatorily Redeemable Convertible Preferred Stock was $5.1 million (unaudited) based on
1.4 million shares outstanding. See Note 11--Subsequent Events.

  The holders of Preferred Stock have various rights and preferences as follows:

  VOTING

  Each share of Series A and Series B has voting rights equal to the number of shares of Common Stock into which it is convertible and votes together as one class with the Common Stock.

                                   EBAY INC.

  As long as shares of Series B remain outstanding, the Company must obtain the approval of the holders of not less than two-thirds of the shares of Series B to alter the articles of incorporation as related to Series B, change the number of shares of Preferred Stock or Series B Preferred Stock, authorize or issue shares of any class of stock having rights and privileges superior to or in parity with Series B, authorize a liquidation event, increase the authorized number of directors, pay or declare dividends, or repurchase or acquire any shares of Common Stock other than pursuant to the terms of an equity incentive agreement giving the Company the right to repurchase the shares upon termination of the agreement.

  DIVIDENDS

  Holders of Series B are entitled to receive cumulative dividends at the per annum rate of $0.30 per share, payable as and when declared by the Board of Directors in preference and priority to payment of any dividend on any shares of Series A Preferred or Common Stock. Holders of Series A are entitled to receive non-cumulative dividends at the per annum rate of $0.05 per share, payable as and when declared by the Board of Directors in preference and priority to any payment of any dividend on any shares of Common Stock. No dividends have been declared or paid from Inception through December 31, 1997, or during the six months ended June 30, 1998 (unaudited).

  LIQUIDATION

  In the event of any liquidation, dissolution or winding up of the Company, including a merger, acquisition or sale of assets where the beneficial owners of the Company's Common Stock and Preferred Stock own less than 51% of the resulting voting power of the surviving entity, the holders of Series B are entitled to receive an amount equal to $4.50 per share plus any declared but unpaid dividends prior and in preference to any distribution to the holders of Series A or the holders of Common Stock. If the assets and funds thus distributed are insufficient to permit full payment to holders of Series B, all assets and funds will be distributed ratably among the holders of Series B.

  After payment has been made to the holders of Series B, the holders of Series A are entitled to receive an amount equal to $0.5965 per share plus any declared but unpaid dividends prior and in preference to the holders of Common Stock. If the assets and funds thus distributed are insufficient to permit full payment to holders of Series A, all remaining assets and funds will be distributed ratably among the holders of all classes of stock based on the number of shares held by each holder.

  After payment has been made to the holders of Series B and Series A, the remaining assets of the Company will be distributed ratably among the holders of all classes of stock based on the number of shares held by each holder. Distribution rights for the holders of Series B, as described, will cease at such time as the holders receive an aggregate of $9.00 per share.

  REDEMPTION

  Upon the request of holders of at least two-thirds of the outstanding shares of Series B, the shares may be redeemed in three annual installments beginning not earlier than January 1, 2003 and continuing thereafter on the first and second anniversaries of the initial redemption date. The shares may be redeemed at a price equal to the original issue price, subject to adjustment for dilution and declared but unpaid dividends. The difference between the Series B carrying value and its redemption value (resulting primarily from the value attributed to the Series B warrants) is being accreted ratably as a charge to retained earnings through January 1, 2003.

                                   EBAY INC.

  The Series A Convertible Preferred Stock has no redemption privileges.

  CONVERSION

  Each share of Series A and Series B is convertible, at the option of the holder, according to a conversion ratio which is three-for-one, subject to adjustment for dilution. Each share of Series A and Series B automatically converts into the number of shares of Common Stock into which such shares are convertible at the then effective conversion ratio upon either the closing of a public offering of Common Stock at a per share price of at least $4.00 per share with gross proceeds of at least $7,500,000, or the date upon which a total of two-thirds of the number of shares of such series of Preferred Stock originally issued have been converted into shares of Common Stock.

  WARRANTS FOR SERIES B MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED STOCK

  In connection with the issuance of Series B, the Company issued warrants to purchase 400,000 additional shares of Series B with an exercise price of $5.00 per share. The warrants can be exercised up to the earlier of the closing of a public offering, the proceeds of which exceed $7,500,000, or June 2000. The Company determined that the fair value of the warrants approximated $278,000 on the date of grant. See Note 11--Subsequent Events.

NOTE 9--COMMON STOCK:

  The Company's Certificate of Incorporation, as amended, authorizes the Company to issue 60,000,000 shares of Common Stock. A portion of the shares are subject to repurchase by the Company over a four year period from the earlier of the issuance date or employee hire date, as applicable. At December 31, 1997 and June 30, 1998, there were 11,050,000 and 14,115,442 (unaudited)
shares, respectively, subject to repurchase rights at an average price of $0.01 and $0.19 (unaudited), respectively, per share.

  At June 30, 1998, the Company had reserved shares of Common Stock for future issuance as follows, (in thousands):

                                                                   JUNE 30, 1998
                                                                   -------------
                                                                    (UNAUDITED)
   Conversion of Series A Preferred Stock.........................     5,029
   Conversion of Series B Preferred Stock.........................     4,246
   Exercise of options under stock option plans...................     2,033
                                                                      ------
                                                                      11,308
                                                                      ======

NOTE 10--EMPLOYEE BENEFIT PLANS:

  401(K) SAVINGS PLAN

  The Company has a savings plan (the "Savings Plan") that qualifies as a deferred salary arrangement under Section 401(k) of the Internal Revenue Code. Under the Savings Plan, participating employees may defer a percentage (not to exceed 25%) of their eligible pretax earnings up to the Internal Revenue Service's annual contribution limit. All employees on the United States payroll of the Company are eligible to participate in the Plan. The Company is not required to contribute to the Savings Plan and has made no contributions since the inception of the Savings Plan.

                                   EBAY INC.

  STOCK OPTION PLANS

  In December 1996, the Company's Board of Directors adopted the 1996 Stock Option Plan, and in June 1997, adopted the 1997 Stock Option Plan (collectively, the "Plans"). The Plans provide for the granting of stock options to employees and consultants of the Company. Options granted under the Plans may be either incentive stock options ("ISO") or nonqualified stock options ("NSO"). ISOs may be granted only to Company employees (including officers and directors who are also employees). NSOs may be granted to Company employees and consultants.

  Options under the Plans may be granted for periods of up to ten years and at prices no less than 85% of the estimated fair value of the shares on the date of grant as determined by the Board of Directors, provided, however, that (i) the exercise price of an ISO may not be less than 100% of the estimated fair value of the shares on the date of grant, and (ii) the exercise price of an ISO granted to a 10% shareholder may not be less than 110% of the estimated fair value of the shares on the date of grant. Options are exercisable immediately, subject to repurchase rights held by the Company which lapse over a maximum period of ten years, at such times and under such conditions as determined by the Board of Directors, generally four years.

  The following table summarizes activity under the Plans for the years ended December 31, 1996 and 1997 and the six months ended June 30, 1998 (shares in thousands):

                               YEAR ENDED DECEMBER 31,
                           -------------------------------- SIX MONTHS ENDED
                                1996            1997          JUNE 30, 1998
                           --------------- ---------------- -------------------
                                  WEIGHTED         WEIGHTED           WEIGHTED
                                  AVERAGE          AVERAGE             AVERAGE
                                  EXERCISE         EXERCISE           EXERCISE
                           SHARES  PRICE   SHARES   PRICE   SHARES      PRICE
                           ------ -------- ------  -------- --------  ---------
                                                               (UNAUDITED)
Outstanding at beginning
 of period................   --    $  --     225    $0.01      3,930   $  0.07
Granted...................  225     0.01   3,864     0.07      3,702      1.74
Exercised.................   --       --      --       --     (6,492)     0.43
Cancelled.................   --       --    (159)    0.03        (69)     1.88
                            ---            -----            --------
Outstanding at end of
 period...................  225     0.01   3,930     0.07      1,071      3.52
                            ===            =====            ========
Options exercisable at
 period end...............  225            3,930     0.07      1,071      3.52
                            ===            =====            ========
Weighted average minimum
 value of
 options granted during
 period...................          0.01             0.29                 3.20

  The following table summarizes information about fixed stock options outstanding at December 31, 1997 (shares in thousands):

                              OPTIONS OUTSTANDING AT        OPTIONS EXERCISABLE AT
                                DECEMBER 31, 1997             DECEMBER 31, 1997
                         ---------------------------------- --------------------------
                                      WEIGHTED
                                       AVERAGE     WEIGHTED                WEIGHTED
                          NUMBER OF   REMAINING    AVERAGE   NUMBER OF      AVERAGE
   RANGE OF EXERCISE       SHARES    CONTRACTUAL   EXERCISE    SHARES      EXERCISE
         PRICES          OUTSTANDING    LIFE        PRICE   EXERCISABLE      PRICE
   -----------------     ----------- -----------   -------- ------------   -----------
$0.01-$0.02.............      872       9.0 years   $0.01              872  $      0.01
 0.03- 0.10.............    3,058       9.7          0.09            3,058         0.09
                            -----                              -----------
                            3,930       9.6          0.07            3,930         0.07
                            =====                              ===========

                                   EBAY INC.

  The following table summarizes information about fixed stock options outstanding at June 30, 1998 (unaudited) (shares in thousands):

                              OPTIONS OUTSTANDING AT        OPTIONS EXERCISABLE AT
                                  JUNE 30, 1998                 JUNE 30, 1998
                         ---------------------------------- --------------------------
                                      WEIGHTED
                                       AVERAGE     WEIGHTED                WEIGHTED
                          NUMBER OF   REMAINING    AVERAGE   NUMBER OF      AVERAGE
   RANGE OF EXERCISE       SHARES    CONTRACTUAL   EXERCISE    SHARES      EXERCISE
         PRICES          OUTSTANDING    LIFE        PRICE   EXERCISABLE      PRICE
   -----------------     ----------- -----------   -------- ------------   -----------
$0.03-$0.20.............      429       9.3 years   $0.10              429  $      0.10
 0.67- 2.00.............      244       9.8          1.97              244         1.97
 3.00- 3.00.............       75       9.9          3.00               75         3.00
 9.33- 9.33.............      323       9.9          9.33              323         9.33
                            -----                              -----------
                            1,071       9.6          3.52            1,071         3.52
                            =====                              ===========

  FAIR VALUE DISCLOSURES

  The Company calculated the minimum fair value of each option grant on the date of grant using the Black-Scholes option pricing model as prescribed by SFAS No. 123 using the following assumptions:

                                                    YEAR ENDED       SIX MONTHS
                                                   DECEMBER 31,         ENDED
                                                   ---------------    JUNE 30,
                                                    1996     1997       1998
                                                   ------   ------   -----------
                                                                     (UNAUDITED)
   Risk-free interest rates.......................    6.0%     5.9%      5.5%
   Expected lives (in years)......................    5.0      5.0       3.5
   Dividend yield.................................      0%       0%        0%
   Expected volatility............................      0%       0%        0%

  The compensation cost associated with the Company's stock-based compensation plans, determined using the minimum value method prescribed by SFAS No. 123, did not result in a material difference from the reported net income for the years ended December 31, 1996 and 1997 and for the six months ended June 30, 1997 and 1998 (unaudited).

  UNEARNED STOCK-BASED COMPENSATION

  In connection with certain stock option grants during the year ended December 31, 1997 and the six months ended June 30, 1998, the Company recognized unearned compensation totaling $1.4 million and $5.4 million (unaudited), respectively, which is being amortized over the four year vesting periods of the related options. Amortization expense recognized during the year ended December 31, 1997 and the six months ended June 30, 1998 totaled approximately $25,000 and $1.1 million (unaudited), respectively.

                                   EBAY INC.

NOTE 11--SUBSEQUENT EVENTS (UNAUDITED):

  STOCK SPLIT

  In August 1998, the Company's Board of Directors effected a three-for-one stock split of the outstanding shares of Common Stock. All share and per share information included in these consolidated financial statements have been retroactively adjusted to reflect this stock split.

  SERIES B WARRANTS

  In May 1998, the Series B Warrants were exercised, resulting in the issuance of 400,000 shares of Series B Mandatorily Redeemable Convertible Preferred Stock in exchange for cash proceeds totaling $2.0 million. See Note 8-- Convertible Preferred Stock.

  SALE OF COMMON STOCK

  In June 1998, in connection with the appointment of two outside directors, the Company sold an aggregate of 214,500 shares of Common Stock to two directors and realized net proceeds of $2.0 million. The Company recognized the $429,000 difference between the estimated fair value of the stock and the price paid by the two directors as general and administrative expense during the six months ended June 30, 1998.

  STOCK OPTION GRANTS

  During the period from July 1, 1998 through August 31, 1998, the Company granted options to purchase 1,759,752 shares of Common Stock to new employees at exercise prices of $14 and $15 per share.

  In August 1998, the Board adopted, and the Company's stockholders approved, an increase in the number of shares reserved for issuance under the Company's 1997 Stock Option Plan by an additional 500,000 shares.

  EMPLOYEE STOCK PURCHASE PLAN

  In July 1998, the Board adopted, and in August 1998 the Company's stockholders approved, the 1998 Employee Stock Purchase Plan (the "Purchase Plan") and reserved 300,000 shares of Common Stock for issuance thereunder. On each January 1, the aggregate number of shares reserved for issuance under the Purchase Plan will be increased automatically by the number of shares purchased under the Purchase Plan in the preceding calendar year. The aggregate number of shares reserved for issuance under the Purchase Plan shall not exceed 1,500,000 shares. The Purchase Plan will become effective on the first business day on which price quotations for the Company's Common Stock are available on the Nasdaq National Market. Employees generally will be eligible to participate in the Purchase Plan if they are customarily employed by the Company for more than 20 hours per week and more than five months in a calendar year and are not (and would not become as a result of being granted an option under the Purchase Plan) 5% stockholders of the Company. Under the Purchase Plan, eligible employees may select a rate of payroll deduction between 2% and 10% of their W-2 cash compensation subject to certain maximum purchase limitations. Each offering period will have a maximum duration of two years and consists of four six-month Purchase Periods. The first Offering Period is expected to begin on the first business day on which price quotations for the Company's Common Stock are available on the Nasdaq National Market. Depending on the Effective Date, the first Purchase Period may be more or less than six months long. Offering Periods and Purchase Periods thereafter will begin on April 1 and November 1. The price at which the Common Stock is purchased under the Purchase Plan is 85% of the lesser of the fair market value of the Company's Common Stock on the first day of the applicable offering period or on the last day of that purchase period. The Purchase Plan will terminate after a period of ten years unless terminated earlier as permitted by the Purchase Plan.

                                   EBAY INC.

  1998 EQUITY INCENTIVE PLAN

  In July 1998, the Board adopted, and in August 1998 the Company's stockholders approved, the 1998 Equity Incentive Plan (the "1998 Plan") and reserved 4,500,000 shares of Common Stock for issuance thereunder. The 1998 Plan authorized the award of options, restricted stock awards and stock bonuses (each an "Award"). No person will be eligible to receive more than 1,000,000 shares in any calendar year pursuant to Awards under the 1998 Plan other than a new employee of the Company who will be eligible to receive no more than 2,000,000 shares in the calendar year in which such employee commences employment. Options granted under the 1998 Plan may be either incentive stock options ("ISO") or nonqualified stock options ("NSO"). ISOs may be granted only to Company employees (including officers and directors who are also employees). NSOs may be granted to Company employees, officers, directors, consultants, independent contractors and advisors of the Company.

  Options under the Plan may be granted for periods of up to ten years and at prices no less than 85% of the estimated fair value of the shares on the date of grant as determined by the Board of Directors, provided, however, that (i) the exercise price of an ISO may not be less than 100% of the estimated fair value of the shares on the date of grant, and (ii) the exercise price of an ISO granted to a 10% shareholder may not be less than 110% of the estimated fair value of the shares on the date of grant. The maximum term of options granted under the 1998 Plan is ten years.

  1998 DIRECTORS STOCK OPTION PLAN

  In July 1998, the Board adopted, and in August 1998 the Company's stockholders approved, the Directors Plan and reserved a total of 200,000 shares of the Company's Common Stock for issuance thereunder. Members of the Board who are not employees of the Company, or any parent, subsidiary or affiliate of the Company, are eligible to participate in the Directors Plan. The option grants under the Directors Plan are automatic and nondiscretionary, and the exercise price of the options must be 100% of the fair market value of the Common Stock on the date of grant. Each eligible director who first becomes a member of the Board on or after the effective date of the Registration Statement of which this Prospectus forms a part (the "Effective Date") will initially be granted an option to purchase 30,000 shares (an "Initial Grant") on the date such director first becomes a director. Immediately following each Annual Meeting of the Company, each eligible director will automatically be granted an additional option to purchase 5,000 shares if such director has served continuously as a member of the Board since the date of such director's Initial Grant or, if such director was ineligible to receive an Initial Grant, since the Effective Date. The term of such options is ten years, provided that they will terminate 7 months following the date the director ceases to be a director or a consultant of the Company (twelve months if the termination is due to death or disability). All options granted under the Directors Plan will vest as to 25% of the shares on the first anniversary of the date of grant and as to 2.08% of the shares each month thereafter, provided the optionee continues as a member of the Board or as a consultant to the Company.

  MARKETING AGREEMENT

  In August 1998, the Company entered into a three-year marketing agreement with America Online, Inc. (AOL). Under the terms of the agreement the Company will be provided with a specific number of advertising impressions featuring it as the preferred provider of person to person auction services on AOL's service. In consideration, the Company has committed to pay $12.0 million over the three year term of the agreement. The Company will recognize these fees as sales and marketing expenses as the advertising impressions are delivered by AOL.

                                   EBAY INC.

                 PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

                                   OVERVIEW

  Effective June 30, 1998, the Company acquired all the outstanding shares of Jump Incorporated ("Jump"), which provides a forum where Internet users can buy and sell items in an online auction format. The acquisition has been accounted for using the purchase method of accounting and accordingly, the purchase price has been allocated to the tangible and intangible assets acquired and liabilities assumed on the basis of their respective fair values on the acquisition date. The fair value of intangible assets was determined using a combination of methods, including replacement cost estimates for acquired research and development and completed technology, a risk-adjusted income approach for the acquired customer list and the amounts paid for covenants not to compete.

  The total purchase price of approximately $2.3 million consisted of 142,848 shares of the Company's Common Stock with an estimated fair value of approximately $2.0 million and other acquisition related expenses of approximately $335,000, consisting primarily of payments for non-compete agreements totaling approximately $208,000 and legal and other professional fees. Of the total purchase price, approximately $150,000 was allocated to in-process technology and immediately charged to operations because such in-process technology had not reached the stage of technological feasibility at the acquisition date and had no alternative future use. The remainder of the purchase price was allocated to net tangible liabilities assumed ($31,000) and intangible assets, including completed technology ($500,000), customer list ($1.5 million), covenants not to compete ($208,000) and goodwill ($24,000). The acquired intangible assets will be amortized over their estimated useful lives of 8 to 24 months.

  The acquisition has been structured as a tax free exchange of stock, therefore, the differences between the recognized fair values of acquired assets, including tangible assets, and their historical tax bases are not deductible for tax purposes.

  The following unaudited pro forma consolidated financial statement of operations gives effect to this acquisition as if it had occurred on January 1, 1997, by consolidating the results of operations of Jump with the results of operations of eBay Inc. for the year ended December 31, 1997 and the six months ended June 30, 1998.

  The unaudited pro forma consolidated statement of operations are not necessarily indicative of the operating results that would have been achieved had the transactions been in effect as of the beginning of the periods presented and should not be construed as being representative of future operating results.

  The historical financial statements of the Company and Jump are included elsewhere in this Prospectus and the unaudited pro forma consolidated financial information presented herein should be read in conjunction with those financial statements and related notes.

                 PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

                                  (UNAUDITED)
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                  YEAR ENDED DECEMBER 31, 1997                    SIX MONTHS ENDED JUNE 30, 1998
                          ------------------------------------------------ --------------------------------------------
                                        JUMP                                             JUMP
                          EBAY INC. INCORPORATED ADJUSTMENTS     PRO FORMA EBAY INC. INCORPORATED ADJUSTMENTS PRO FORMA
                          --------- ------------ -----------     --------- --------- ------------ ----------- ---------
Net revenues............   $5,744       $ 11       $    --        $ 5,755   $14,922      $ 12        $  --     $14,934
Cost of net revenues....      746          9            --            755     1,736         3           --       1,739
                           ------       ----       -------        -------   -------      ----        -----     -------
 Gross profit...........    4,998          2            --          5,000    13,186         9           --      13,195
                           ------       ----       -------        -------   -------      ----        -----     -------
Operating expenses:
 Sales and marketing....    1,730          2           165(C)       1,897     4,445        --           --       4,445
 Product development....      831         10                          841     1,548         8           --       1,556
 General and
  administrative........      950          7                          957     4,187        21           --       4,208
 Amortization of
  intangible assets.....       --         --         1,810(A)(B)    1,810        --        --          354(B)      354
                           ------       ----       -------        -------   -------      ----        -----     -------
 Total operating
  expenses..............    3,511         19         1,975          5,505    10,180        29          354      10,563
                           ------       ----       -------        -------   -------      ----        -----     -------
 Income from
  operations............    1,487        (17)       (1,975)          (505)    3,006       (20)        (354)      2,632
                           ------       ----       -------        -------   -------      ----        -----     -------
Interest and other
 income, net............       59         --            --             59       101        --           --         101
Interest expense........       (3)        --            --             (3)      (25)       (1)          --         (26)
                           ------       ----       -------        -------   -------      ----        -----     -------
Income (loss) before
 income taxes...........    1,543        (17)       (1,975)          (449)    3,082       (21)        (354)      2,707
                           ------       ----       -------        -------   -------      ----        -----     -------
Provision for income
 taxes..................     (669)        --            69(C)        (600)   (2,483)       --           --      (2,483)
                           ------       ----       -------        -------   -------      ----        -----     -------
Net income (loss).......   $  874       $(17)      $(1,906)       $(1,049)  $   599      $(21)       $(354)    $   224
                           ======       ====       =======        =======   =======      ====        =====     =======
Pro forma net income per
 share (D):
 Basic..................                                          $ (0.07)                                     $   .01
                                                                  =======                                      =======
 Weighted average
  shares--basic.........                                           14,734                                       19,287
                                                                  =======                                      =======
 Diluted................                                          $ (0.07)                                     $   .01
                                                                  =======                                      =======
 Weighted average
  shares--diluted.......                                           14,734                                       34,374
                                                                  =======                                      =======


     See accompanying notes to Pro Forma Consolidated Financial Information

                                   EBAY INC.

             NOTES TO PRO FORMA CONSOLIDATED FINANCIAL INFORMATION
                                  (UNAUDITED)

                                (IN THOUSANDS)

  The following adjustments were applied to the Company's historical financial statements and those of Jump to arrive at the pro forma consolidated financial information. The pro forma consolidated financial information excludes the non-recurring charge for acquired in-process technology associated with the acquisition totaling $150,000.

    (A) To record amortization of acquired completed technology totaling $500,000 over the estimated period of benefit of 8 months.

    (B) To record amortization of: acquired customer list totaling $1.5 million over the estimated period of benefit of 15 months, covenants not to compete totaling $208,000 over the estimated period of benefit of 24 months, and acquired goodwill totaling $24,000 over the estimated period of benefit of 15 months.

    (C) To record employment agreement signing bonuses and related income tax effect totaling $165,000 and $69,000, respectively, for employees of Jump subsequently retained by the Company.

    (D) Pro forma basic net income per share for the year ended December 31, 1997 and the six months ended June 30, 1998 is computed using the weighted average number of common shares outstanding, including the pro forma effects of the automatic conversion of the Company's Series A and Series B Convertible Preferred Stock into shares of the Company's Common Stock effective upon the closing of this Offering as if such conversion occurred on January 1, 1997, or at date of original issuance, if later. Pro forma diluted net income per share is computed using the pro forma weighted average number of common and common equivalent shares outstanding. Pro forma common equivalent shares, composed of unvested restricted Common Stock and incremental common shares issuable upon the exercise of stock options and warrants, are included in diluted net income per share to the extent such shares are dilutive. Differences between historical weighted average shares outstanding and pro forma weighted average shares outstanding used to compute net income per share result from the inclusion of shares issued in conjunction with the acquisition as if such shares were outstanding from January 1, 1997 and from the automatic conversion of the Company's Series A and Series B Convertible Preferred Stock effective upon the close of this Offering.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Jump Incorporated

  In our opinion, the accompanying balance sheet and the related statements of operations, of shareholders' deficit and of cash flows present fairly, in all material respects, the financial position of Jump Incorporated at December 31, 1997, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP

San Jose, California
July 10, 1998

                               JUMP INCORPORATED

                                 BALANCE SHEET

                                                        DECEMBER 31,  JUNE 30,
                                                            1997        1998
                                                        ------------ -----------
                                                                     (UNAUDITED)
                        ASSETS
Current assets:
  Cash.................................................   $  1,112    $  1,200
  Accounts receivable..................................      5,344      12,243
                                                          --------    --------
    Total current assets...............................      6,456      13,443
Property and equipment, net............................      8,997       8,668
                                                          --------    --------
                                                          $ 15,453    $ 22,111
                                                          ========    ========
         LIABILITIES AND SHAREHOLDERS' DEFICIT
Current liabilities:
  Accounts payable.....................................   $  3,475    $ 18,148
  Accrued interest on notes payable to shareholders....        435       1,093
  Notes payable to shareholders........................     21,786      34,128
                                                          --------    --------
                                                            25,696      53,369
                                                          --------    --------
Shareholders' deficit
  Common Stock, no par value; 500 shares authorized;
   300 issued and outstanding..........................      6,900       6,900
  Accumulated deficit..................................    (17,143)    (38,158)
                                                          --------    --------
    Total shareholders' deficit........................    (10,243)    (31,258)
                                                          --------    --------
                                                          $ 15,453    $ 22,111
                                                          ========    ========


   The accompanying notes are an integral part of these financial statements.

                               JUMP INCORPORATED

                            STATEMENT OF OPERATIONS

                                                            YEAR     SIX MONTHS
                                                           ENDED        ENDED
                                                        DECEMBER 31,  JUNE 30,
                                                            1997        1998
                                                        ------------ -----------
                                                                     (UNAUDITED)
Revenues:
  Advertising..........................................   $     --    $ 12,243
  Consulting services..................................     11,344          --
                                                          --------    --------
    Total revenues.....................................     11,344      12,243
                                                          --------    --------
Cost of revenues:
  Advertising..........................................         --       3,000
  Consulting services..................................      8,766          --
                                                          --------    --------
    Total cost of revenues.............................      8,766       3,000
                                                          --------    --------
Gross profit...........................................      2,578       9,243
Operating expenses:
  General and administrative...........................      7,314      21,223
  Product development..................................     10,410       8,377
  Sales and marketing..................................      1,562          --
                                                          --------    --------
    Total operating expenses...........................     19,286      29,600
                                                          --------    --------
Loss from operations...................................    (16,708)    (20,357)
Interest expense.......................................       (435)       (658)
                                                          --------    --------
Net loss...............................................   $(17,143)   $(21,015)
                                                          ========    ========


   The accompanying notes are an integral part of these financial statements.

                               JUMP INCORPORATED

                       STATEMENT OF SHAREHOLDERS' DEFICIT

                                            COMMON STOCK
                                            ------------- ACCUMULATED
                                            SHARES AMOUNT   DEFICIT    TOTAL
                                            ------ ------ ----------- --------
Issuance of Common Stock...................  300   $6,900  $     --   $  6,900
Net loss...................................   --       --   (17,143)   (17,143)
                                             ---   ------  --------   --------
Balance at December 31, 1997...............  300    6,900   (17,143)   (10,243)
Net loss (Unaudited).......................   --       --   (21,015)   (21,015)
                                             ---   ------  --------   --------
Balance at June 30, 1998 (Unaudited).......  300   $6,900  $(38,158)  $(31,258)
                                             ===   ======  ========   ========



   The accompanying notes are an integral part of these financial statements.

                               JUMP INCORPORATED

                            STATEMENT OF CASH FLOWS

                                                        YEAR ENDED  SIX MONTHS
                                                       DECEMBER 31,  JUNE 30,
                                                           1997        1998
                                                       ------------ -----------
                                                                    (UNAUDITED)
Cash flows from operating activities:
  Net loss............................................   $(17,143)   $(21,015)
  Adjustments to reconcile net loss to net cash
   used in operating activities:
    Depreciation and amortization.....................      1,365       1,896
    Changes in current assets and liabilities:
     Accounts receivable..............................     (5,344)     (6,899)
     Accounts payable.................................      3,475      14,673
     Accrued interest on notes payable to sharehold-
      ers.............................................        435         658
                                                         --------    --------
Net cash used in operating activities.................    (17,212)    (10,687)
                                                         --------    --------
Cash flows from investing activities:
  Purchase of property and equipment..................    (10,362)     (1,567)
                                                         --------    --------
Net cash used in investing activities.................    (10,362)     (1,567)
                                                         --------    --------
Cash flows from financing activities:
  Proceeds for issuance of Common Stock...............      6,900          --
  Proceeds from notes payable to shareholders.........     21,786      12,342
                                                         --------    --------
Net cash provided by financing activities.............     28,686      12,342
                                                         --------    --------
Net increase in cash..................................      1,112          88
Cash at beginning of period...........................         --       1,112
                                                         --------    --------
Cash at end of period.................................   $  1,112    $  1,200
                                                         ========    ========


   The accompanying notes are an integral part of these financial statements.

                               JUMP INCORPORATED

                         NOTES TO FINANCIAL STATEMENTS

NOTE 1--THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

  THE COMPANY

  Jump Incorporated (the "Company") was incorporated in Ohio in October 1996. The Company provides a forum where Internet users can buy and sell items in an online auction format.

  For the period from inception (October 1996) through December 31, 1996, the Company had no revenues and incurred expenses of less than $2,000. The results of operations for this period have been included in the 1997 financial statements to facilitate presentation.

  USE OF ESTIMATES

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  CONCENTRATION OF CREDIT RISK

  Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash and accounts receivable. Cash is deposited with high credit quality financial institutions. The Company's accounts receivable are derived from revenue earned from customers located in the U.S. and are denominated in U.S. dollars.

  The Company had a single customer for the year ended December 31, 1997 that accounted for all of the consulting revenue and accounts receivable.

  FAIR VALUE OF FINANCIAL INSTRUMENTS

  The Company's financial instruments, including cash, accounts receivable, accounts payable and accrued interest to shareholders are carried at cost, which approximates their fair value because of the short-term maturity of these instruments.

  PROPERTY AND EQUIPMENT

  Property and equipment are stated at historical cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally three years.

  PRODUCT DEVELOPMENT COST

  Product development costs include expenses incurred by the Company to develop, enhance, manage, monitor and operate the Company's Web site. Product development costs are expensed as incurred.

  REVENUE RECOGNITION

  Advertising revenue is derived from the sale of advertising space on the Company's Web site. Advertising revenue is recognized over the period the advertisement is displayed.

                               JUMP INCORPORATED

  Consulting revenue was derived from a single time and material agreement and was recognized and billed as services were provided.

  INCOME TAXES

  Income taxes are accounted for using an asset and liability approach, which requires the recognition of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in the Company's financial statements or tax returns. The measurement of current and deferred tax liabilities and assets are based on provisions of the enacted tax law; the effects of future changes in tax laws or rates are not anticipated. The measurement of deferred tax assets is reduced, if necessary, by the amount of any tax benefits that, based on available evidence, are not expected to be realized.

  UNAUDITED INTERIM RESULTS

  The accompanying interim financial statements as of June 30, 1998, and for the six months ended June 30, 1998, are unaudited. The unaudited interim financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the Company's financial position, results of operations and its cash flows as of June 30, 1998 and for the six months ended June 30, 1998. The financial data and other information disclosed in these notes to financial statements related to these periods are unaudited. The results for the six months ended June 30, 1998 are not necessarily indicative of the results to be expected for the year ending December 31, 1998.

  COMPREHENSIVE INCOME

  Effective January 1, 1998, the Company adopted the provisions of Statement of Financial Accounting Standard ("SFAS") No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards for reporting comprehensive income and its components in financial statements. Comprehensive income, as defined, includes all changes in equity (net assets) during a period from nonowner sources. To date, the Company has not had any transactions that are required to be reported in comprehensive income.

  RECENT ACCOUNTING PRONOUNCEMENTS

  In June 1997, the Financial Accounting Standards Board issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." This statement establishes standards for the way companies report information about operating segments in annual financial statements. It also establishes standards for related disclosures about products and services, geographic areas and major customers. The disclosures prescribed by SFAS No. 131 will be effective for the year ending December 31, 1998. The Company has determined that it does not have any separately reportable business segments as of June 30, 1998.

  In March 1998, the American Institute of Certified Public Accountants issued Statement of Position ("SOP") No. 98-1, "Software for Internal Use," which provides guidance on accounting for the cost of computer software developed or obtained for internal use. SOP No. 98-1 is effective for financial statements for fiscal years beginning after December 15, 1998. The Company does not expect that the adoption of SOP No. 98-1 will have a material impact on its consolidated financial statements.

                               JUMP INCORPORATED

NOTE 2--BALANCE SHEET COMPONENTS:

                               DECEMBER 31,  JUNE 30,
                                   1997        1998
                               ------------ -----------
                                            (UNAUDITED)
   Property and equipment,
    net:
     Computer equipment......    $10,362      $11,929
     Less: Accumulated depre-
      ciation and amortiza-
      tion...................     (1,365)      (3,261)
                                 -------      -------
                                 $ 8,997      $ 8,668
                                 =======      =======

  The Company had no allowances for doubtful accounts at December 31, 1997 or June 30, 1998 (unaudited).

NOTE 3--INCOME TAXES:

  No deferred provision or benefit for income taxes has been recorded as the Company is in a net deferred tax asset position as a result of net operating losses for which a full valuation has been provided as management believes that it is more likely than not, based on available evidence, that the deferred tax assets will not be realized.

  At June 30, 1998, the Company has federal net operating loss carryforwards of approximately $16,000, which expire in 2012. The income tax benefit from the utilization of net operating loss carryforwards may be limited in certain circumstances including, but not limited to, cumulative stock ownership changes of more than 50% over a three year period.

NOTE 4--BORROWINGS:

  NOTES PAYABLE

  At December 31, 1997 and June 30, 1998, notes payable consists of amounts payable to shareholders of the Company totaling 21,786 and 34,128 (unaudited), respectively. The notes are payable upon demand by the holders and bear simple interest from 5.6% to 6.2% per annum.

NOTE 5--SUBSEQUENT EVENTS (UNAUDITED):

  On June 30, 1998, eBay Inc. acquired all of the Company's outstanding shares of Common Stock, at which time the Company became a wholly owned subsidiary of eBay Inc.

                                 UNDERWRITING

  Subject to the terms and conditions of the Underwriting Agreement, the Company and the Selling Stockholders have agreed to sell to each of the Underwriters named below (the "Underwriters"), and each of such Underwriters, for whom Goldman, Sachs & Co., Donaldson, Lufkin & Jenrette Securities Corporation, BancBoston Robertson Stephens and BT Alex. Brown Incorporated are acting as representatives, has severally agreed to purchase from the Company and the Selling Stockholders, the respective number of shares of Common Stock set forth opposite its name below:

                                                                      NUMBER OF
                                                                      SHARES OF
                                                                       COMMON
                    UNDERWRITER                                         STOCK
                    -----------                                       ---------
   Goldman, Sachs & Co...............................................
   Donaldson, Lufkin & Jenrette Securities Corporation...............
   BancBoston Robertson Stephens.....................................
   BT Alex. Brown Incorporated.......................................
                                                                      ---------
       Total......................................................... 3,500,000
                                                                      =========

  Under the terms and conditions of the Underwriting Agreement, the Underwriters are committed to take and pay for all of the shares offered hereby, if any are taken.

  The Underwriters propose to offer the shares of Common Stock in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus and in part to certain securities dealers at
such price less a concession of $    per share. The Underwriters may allow,
and such dealers may reallow, a concession of not in excess of $   per share
to certain brokers and dealers. After the shares of Common Stock are released for sale to the public, the offering price and other selling terms may from time to time be varied by the representatives.

  The Company has granted the Underwriters an option exercisable for 30 days after the date of this Prospectus to purchase up to an aggregate of 525,000 additional shares of Common Stock at the initial public offering price per share, less the underwriting discount, solely to cover over-allotments, if any. If the Underwriters exercise their over-allotment option, the Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares to be purchased by each of them, as shown in the foregoing table, bears to the 3,500,000 shares of Common Stock offered hereby.

  The Company has agreed that, during the period beginning from the date of this Prospectus and continuing to and including the date 120 days after the date of the final Prospectus for this offering, it will not offer, sell, contract to sell or otherwise dispose of any securities of the Company (other than pursuant to employee stock option or stock purchase plans existing, or on the conversion or exchange of convertible or exchangeable securities outstanding, on the date of this Prospectus) which are substantially similar to the Common Stock or which are convertible into or exchangeable for securities which are substantially similar to the Common Stock without the prior written consent of the representatives, except for the shares of Common Stock offered in connection with the offering.

  In addition, the Company's officers and directors and substantially all holders of shares of capital stock of the Company, including the Selling Stockholder, have agreed that, subject to certain limited exceptions, they will not (i) offer to sell, sell, contract to sell, pledge or otherwise dispose of any shares of Common Stock owned of record or beneficially prior to the offering or any securities convertible into or exchangeable for such shares of Common Stock, (ii) establish a "put equivalent position" with respect to such Common Stock within the meaning of Rule 16a-1(h) under the Securities Exchange Act of 1934, as amended, or (iii) publicly announce an intention to take any of the actions set forth in (i) or (ii) for a period of 120 days following the date of the final Prospectus for this offering without the prior written consent of the representatives.

  At the request of the Company, the Underwriters have reserved up to 350,000 shares of Common Stock for sale, at the initial public offering price, to employees and friends of the Company through a directed share program. The number of shares of Common Stock available for sale to the general public in the public offering will be reduced to the extent such persons purchase such reserved shares.

  The representatives of the Underwriters have informed the Company that they do not expect sales to accounts over which the Underwriters exercise discretionary authority to exceed 5% of the total number of shares of Common Stock offered by them.

  Prior to the offering, there has been no public market for the shares. The initial public offering price will be negotiated among the Company and the representatives of the Underwriters. Among the factors to be considered in the determining the initial public offering price of the Common Stock, in addition to prevailing market conditions, will be the Company's historical performance, estimates of the business potential and earnings prospects of the Company, an assessment of the Company's management and the consideration of the above factors in relation to market valuation of companies in related business.

  In connection with the offering, the Underwriters may purchase and sell the Common Stock in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover syndicate short positions created by the Underwriters in connection with the offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the Common Stock; and syndicate short positions created by the Underwriters involve the sale by the Underwriters of a greater number of shares of Common Stock than they are required to purchase from the Company in the offering. The Underwriters also may impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers in respect of the securities sold in the offering for their account may be reclaimed by the syndicate if such shares of Common Stock are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Common Stock which may be higher than the price that might otherwise prevail in the open market; and these activities, if commenced, may be discontinued at any time. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

  The shares of Common Stock have been approved for quotation on the Nasdaq National Market under the symbol "EBAY," subject to official notice of issuance.

  The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act.

                            DESCRIPTION OF ARTWORK:

[Inside back cover includes screen shots of the eBay homepage as well as eBay's Web pages for several categories of items sold on eBay--stamps, computers, toys and photo equipment. This page also includes pictures of sample items available for auction by community members of eBay].

At the bottom of the page is the following text:

Search less. Find more.

Searching may be fun--for a while. But thousands and thousands of people have discovered that eBay is the place where they actually find! Sometimes you even find stuff you didn't know you were looking for. The eBay home page clearly shows you how to get to the 12 main category specific home pages for the major categories. These are then broken down to a heck of a lot more additional categories. Right now, there are more than 1,000 categories, so the search isn't going to be an all-day activity. eBay seems to be the internet treasure hunt where a lot of people are actually finding the treasure.

eBay

The world's personal trading community

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

 NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRE-SENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFOR-MATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                                  -----------

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
Prospectus Summary.......................................................   3
Risk Factors.............................................................   6
Use of Proceeds..........................................................  22
Dividend Policy..........................................................  22
Capitalization...........................................................  23
Dilution.................................................................  24
Selected Consolidated Financial Data.....................................  25
Selected Pro Forma Consolidated
 Financial Data..........................................................  26
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  27
Business.................................................................  39
Management...............................................................  53
Certain Related Party Transactions.......................................  65
Principal and Selling Stockholders.......................................  67
Description of Capital Stock.............................................  69
Shares Eligible for Future Sale..........................................  73
Legal Matters............................................................  74
Experts..................................................................  74
Additional Information...................................................  75
Index to Consolidated Financial Statements............................... F-1
Underwriting............................................................. U-1


 THROUGH AND INCLUDING       , 1998 (THE 25TH DAY AFTER THE DATE OF THIS PRO-
SPECTUS), ALL DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPEC-TUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                               3,500,000 SHARES

                                   EBAY INC.

                                 COMMON STOCK
                          (PAR VALUE $.001 PER SHARE)


                                  -----------

                                [LOGO OF eBAY]

                                  -----------


                             GOLDMAN, SACHS & CO.

                         DONALDSON, LUFKIN & JENRETTE

                         BANCBOSTON ROBERTSON STEPHENS

                                BT ALEX. BROWN

                      REPRESENTATIVES OF THE UNDERWRITERS

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  The following table sets forth the costs and expenses to be paid by the Company in connection with the sale of the shares of Common Stock being registered hereby. All amounts are estimates except for the Securities and Exchange Commission registration fee, the NASD filing fee and the Nasdaq National Market filing fee.

   Securities and Exchange Commission registration fee................ $ 18,998
   NASD filing fee....................................................    6,940
   Nasdaq National Market filing fee..................................   50,000
   Accounting fees and expenses.......................................  200,000
   Legal fees and expenses............................................  400,000
   Printing and engraving expenses....................................  175,000
   Blue sky fees and expenses.........................................   10,000
   Transfer agent and registrar fees and expenses.....................    5,000
   Miscellaneous......................................................  109,062
                                                                       --------
     Total............................................................ $975,000
                                                                       ========

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  Section 145 of the Delaware General Corporation Law ("DGCL") authorizes a court to award, or a corporation's board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the "Securities Act").

  As permitted by the DGCL, the Registrant's Amended and Restated Certificate of Incorporation, which will become effective upon the closing of this offering, includes a provision that eliminates the personal liability of its directors for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Registrant or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law,
(iii) under section 174 of the DGCL (regarding unlawful dividends and stock purchases) or (iv) for any transaction from which the director derived an improper personal benefit.

  As permitted by the DGCL, the Registrant's Amended and Restated Bylaws, which will become effective upon the closing of this offering, provide that
(i) the Registrant is required to indemnify its directors and officers to the fullest extent permitted by the DGCL, subject to certain very limited exceptions, (ii) the Registrant is required to indemnify its other employees to the extent that it indemnifies its officers and directors, unless otherwise required by law, its Amended and Restated Certificate of Incorporation, its Amended and Restated Bylaws or agreements, (iii) the Registrant is required to advance expenses, as incurred, to its directors and officers in connection with a legal proceeding to the fullest extent permitted by the DGCL, subject to certain very limited exceptions and (iv) the rights conferred in the Amended and Restated Bylaws are not exclusive.

  Prior to the completion of this offering, the Registrant intends to enter into Indemnity Agreements with each of its current directors and officers to give such directors and officers additional contractual assurances regarding the scope of the indemnification set forth in the Registrant's Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws and to provide additional procedural protections. At present, there is no pending litigation or proceeding involving a director, officer or employee of the Registrant regarding which indemnification is sought, nor is the Registrant aware of any threatened litigation that may result in claims for indemnification.

  Reference is also made to Section 8 of the Underwriting Agreement, which provides for the indemnification of officers, directors and controlling persons of the Registrant against certain liabilities. The indemnification provision in the Registrant's Amended and Restated Certificate of Incorporation, Amended and Restated Bylaws and the Indemnity Agreements entered into between the Registrant and each of its directors and officers may be sufficiently broad to permit indemnification of the Registrant's directors and officers for liabilities arising under the Securities Act.

  The Registrant, with approval by the Registrant's Board of Directors, expects to obtain directors' and officers' liability insurance.

  See also the undertakings set out in response to Item 17.

  Reference is made to the following documents filed as exhibits to this Registration Statement regarding relevant indemnification provisions described above and elsewhere herein:

                                  EXHIBIT
                                  DOCUMENT                                NUMBER
                                  --------                                ------
   Form of Underwriting Agreement........................................  1.01
   Registrant's Amended and Restated Certificate of Incorporation........  3.01
   Registrant's Amended and Restated Bylaws..............................  3.05
   Investor Rights Agreement dated June 20, 1997.........................  4.02
   Form of Indemnity Agreement........................................... 10.01

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

  The following table sets forth information regarding all securities sold by the Registrant since its inception on May 13, 1996. All share numbers reflect a 3-for-1 stock split to be effected immediately prior to the effectiveness of this offering. For clarity of presentation, share numbers for the transactions described below are adjusted for this proposed stock split and reflect a split of both Common and Preferred Stock since, although not actually split, each share of Preferred Stock will convert into three shares of Common Stock upon the closing of this offering.

                                                              NUMBER OF     AGGREGATE PURCHASE PRICE
  CLASS OF PURCHASERS     DATE OF SALE  TITLE OF SECURITIES   SECURITIES    AND FORM OF CONSIDERATION
  -------------------     ------------ ---------------------  ----------    -------------------------
Pierre M. Omidyar              5/20/96 Common Stock           14,700,000(1)    $14,262 consisting of
                                                                               cash of $10,167 and
                                                                               accounts receivable
                                                                               of $4,095 from
                                                                               Founder's sole
                                                                               proprietorship.
Pierre M. Omidyar             12/12/96 Series A Preferred      5,029,425       In exchange for
                                       Stock                                   4,500,000 of the
                                                                               above listed shares
                                                                               of Common Stock
Jeffrey S. Skoll              12/12/96 Common Stock           10,200,000       $68,000 Promissory
                                                                               Note due December 31,
                                                                               2002 with simple
                                                                               interest at 6% per
                                                                               year
Benchmark Capital              6/27/97 Series B Preferred      3,000,000       $3,000,000 cash
 Partners, L.P. and                    Stock and Warrants to
 Benchmark Founders'                   purchase 1,200,000
 Fund, L.P.                            shares of Series B
                                       Preferred Stock at
                                       $1.67 per share
Ramsey/Beirne                  3/13/98 Series B Preferred         46,248       In exchange for
 Associates, Inc.                      Stock                                   certain executive
                                                                               recruiting services
                                                                               provided to the
                                                                               Company valued at
                                                                               $92,496.
Benchmark Capital               5/7/98 Series B Preferred      1,200,000       $2,000,000 cash
 Partners, L.P. and                    Stock (Warrant
 Benchmark Founders'                   Exercise)
 Fund, L.P.
Scott D. Cook                  6/30/98 Common Stock              107,250       $1,001,000 cash
Howard D. Schultz              6/30/98 Common Stock (option      150,000       $1,050,000 cash and
                                       exercise)                               $350,000 Promissory
                                                                               Note due December 1,
                                                                               2002 with interest at
                                                                               8% per year
Maveron Equity Partners,       6/30/98 Common Stock              107,250       $1,001,000 cash
 L.P.
Walter Carroll                 6/30/98 Common Stock              142,848       Issued in exchange
 Thomas Duvall                                                                 for all of the
 Robert Ratterman                                                              outstanding shares of
 Christopher Downie                                                            Jump Incorporated
                                                                               acquired by
                                                                               Registrant
Employees/optionees           1/23/98- Common Stock (option    6,342,333(2)    $1,410,544 cash and
                               6/30/98 exercises)                              Promissory Notes

--------
(1) In December 1996, 4,500,000 of these shares were exchanged for shares of Series A Preferred Stock.
(2) Of these shares, 382,806 have been repurchased by the Registrant for an aggregate purchase price of $123,584.

  All sales of Common Stock made pursuant to the exercise of stock options granted under the 1996 Plan and the 1997 Plan to Registrant's officers, directors, employees and consultants were made in reliance on Rule 701 under the Securities Act or on Section 4(2) of the Securities Act.

  All other sales were made in reliance on Section 4(2) of the Securities Act and/or Regulation D promulgated under the Securities Act. These sales were made without general solicitation or advertising. Each purchaser was a sophisticated investor with access to all relevant information necessary to evaluate the investment and represented to the Registrant that the shares were being acquired for investment.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

  (a) The following exhibits are filed herewith:

 EXHIBIT
 NUMBER                               EXHIBIT TITLE
 -------                              -------------
  1.01   Form of Underwriting Agreement.*
  2.01   Agreement and Plan of Merger by and between eBay, Inc., a California corporation, and Registrant.*
  2.02   Agreement and Plan of Merger and Reorganization among Registrant, Jump
         Acquisition Sub, Inc., Jump Incorporated and certain shareholders of
         Jump Incorporated dated as of June 30, 1998.*
  3.01   Registrant's Certificate of Incorporation.*
  3.02   Registrant's Certificate of Designation of Preferred Stock.*
  3.03   Form of Registrant's Certificate of Amendment of Certificate of
         Incorporation.*
  3.04   Form of Registrant's Amended and Restated Certificate of Incorporation
         to be effective upon the closing of this offering.*
  3.05   Registrant's Bylaws.*
  3.06   Form of Registrant's Amended and Restated Bylaws to be effective immediately upon the closing of this offering.*
  3.07   Form of Certificate of Elimination of Series A, Series B and Series B1
         Preferred Stock.*
  4.01   Form of Specimen Certificate for Registrant's Common Stock.*
  4.02   Investor Rights Agreement, dated June 20, 1997, between the Registrant and certain stockholders named therein.*
  5.01   Opinion of Fenwick & West LLP regarding legality of the securities being registered.*
 10.01   Form of Indemnity Agreement entered into by Registrant with each of its directors and executive officers.*
 10.02   Registrant's 1996 Stock Option Plan and related documents.*
 10.03   Registrant's 1997 Stock Option Plan and related documents.*
 10.04   Registrant's 1998 Equity Incentive Plan and related documents.*
 10.05   Registrant's 1998 Directors Stock Option Plan and related documents.*
 10.06   Registrant's 1998 Employee Stock Purchase Plan.*
 10.07   Office Lease between Connecticut General Life Insurance Company, a
         Connecticut corporation, and the Registrant dated September 30, 1996, as amended through March 1998.*
 10.08   Sublease between Information Storage Devices, Inc., a California corporation, and Registrant dated August 4, 1997.*
 10.09   Office Lease between Connecticut General Life Insurance Company, a
         Connecticut corporation, and the Registrant dated April 10, 1998, as amended June 9, 1998.*
 10.10   Imperial Bank Starter Kit Loan and Security Agreement dated July 20,
         1997 between Imperial Bank and Registrant.*
 10.11   Intellectual Property Security Agreement dated July 20, 1997 between
         Imperial Bank and Registrant.*
 10.12   Exodus Communications, Inc. Internet Services and Products Agreement
         and Co-Location Addendum effective as of May 1, 1997.*
 10.13   License Agreement between Thunderstone Software and Registrant.*

 EXHIBIT
 NUMBER                               EXHIBIT TITLE
 -------                              -------------
 10.14   Employment Letter Agreement dated October 16, 1996 between Jeffrey
         Skoll and Registrant.*
 10.15   Employment Letter Agreement dated December 9, 1996 between Michael
         Wilson and Registrant.*
 10.16   Employment Letter Agreement dated August 8, 1997 between Steven Westly and Registrant.*
 10.17   Employment Letter Agreement dated September 15, 1997 between Gary
         Bengier and Registrant.*
 10.18   Employment Letter Agreement dated January 16, 1998 between Margaret C.
         Whitman and Registrant.*
 10.19   Employment Letter Agreement dated August 14, 1998 between Brian T.
         Swette and Registrant.*
 10.20   Employment Letter Agreement dated August 20, 1998 between Michael R.
         Jacobson and Registrant.*
 21.01   List of Subsidiaries.*
 23.01   Consent of Fenwick & West LLP (included in Exhibit 5.01).*
 23.02   Consent of PricewaterhouseCoopers LLP, independent accountants.
 24.01   Power of Attorney.*
 27.01   Financial Data Schedule.*

--------
 * Previously filed.

  (B) FINANCIAL STATEMENT SCHEDULES.

  No financial statement schedules are provided because the information called for is not required or is shown either in the consolidated financial statements or the notes thereto.

ITEM 17. UNDERTAKINGS.

  The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 14 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  The undersigned Registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT, THE REGISTRANT HAS DULY CAUSED THIS AMENDMENT TO REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF SAN JOSE, STATE OF CALIFORNIA, ON THE 18 DAY OF SEPTEMBER, 1998.

                                          eBay Inc.

                                          By:   /s/ Margaret C. Whitman
                                              _________________________________
                                             MARGARET C. WHITMAN PRESIDENT AND
                                                  CHIEF EXECUTIVE OFFICER

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT, THIS AMENDMENT TO REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.


             SIGNATURES                         TITLE                DATE
             ----------                         -----                ----

PRINCIPAL EXECUTIVE OFFICER:

     /s/ Margaret C. Whitman            President and Chief     September 18, 1998
-------------------------------------    Executive Officer
         MARGARET C. WHITMAN

PRINCIPAL FINANCIAL OFFICER AND
PRINCIPAL ACCOUNTING OFFICER:


       /s/ Gary F. Bengier              Chief Financial         September 18, 1998
-------------------------------------    Officer and Vice
           GARY F. BENGIER               President
                                         Operations

ADDITIONAL DIRECTORS:


         Pierre M. Omidyar*             Director                September 18, 1998
-------------------------------------
          PIERRE M. OMIDYAR

           Scott D. Cook*               Director                September 18, 1998
-------------------------------------
            SCOTT D. COOK

          Robert C. Kagle*              Director                September 18, 1998
-------------------------------------
           ROBERT C. KAGLE

         Howard D. Schultz*             Director                September 18, 1998
-------------------------------------
          HOWARD D. SCHULTZ

        /s/ Gary F. Bengier
* By_________________________________
           ATTORNEY-IN-FACT
            GARY F. BENGIER

                                 EXHIBIT INDEX

 EXHIBIT
 NUMBER                               EXHIBIT TITLE
 -------                              -------------
  1.01   Form of Underwriting Agreement.*
  2.01   Agreement and Plan of Merger by and between eBay, Inc., a California corporation, and Registrant.*
  2.02   Agreement and Plan of Merger and Reorganization among Registrant, Jump
         Acquisition Sub, Inc., Jump Incorporated and certain shareholders of
         Jump Incorporated dated as of June 30, 1998.*
  3.01   Registrant's Certificate of Incorporation.*
  3.02   Registrant's Certificate of Designation of Preferred Stock.*
  3.03   Form of Registrant's Certificate of Amendment of Certificate of
         Incorporation.*
  3.04   Form of Registrant's Amended and Restated Certificate of Incorporation
         to be effective upon the closing of this offering.*
  3.05   Registrant's Bylaws.*
  3.06   Form of Registrant's Amended and Restated Bylaws to be effective immediately upon the closing of this offering.*
  3.07   Form of Certificate of Elimination of Series A, Series B and Series B1
         Preferred Stock.*
  4.01   Form of Specimen Certificate for Registrant's Common Stock.*
  4.02   Investor Rights Agreement, dated June 20, 1997, between the Registrant and certain stockholders named therein.*
  5.01   Opinion of Fenwick & West LLP regarding legality of the securities being registered.*
 10.01   Form of Indemnity Agreement entered into by Registrant with each of its directors and executive officers.*
 10.02   Registrant's 1996 Stock Option Plan and related documents.*
 10.03   Registrant's 1997 Stock Option Plan and related documents.*
 10.04   Registrant's 1998 Equity Incentive Plan and related documents.*
 10.05   Registrant's 1998 Directors Stock Option Plan and related documents.*
 10.06   Registrant's 1998 Employee Stock Purchase Plan.*
 10.07   Office Lease between Connecticut General Life Insurance Company, a
         Connecticut corporation, and the Registrant dated September 30, 1996, as amended through March 1998.*
 10.08   Sublease between Information Storage Devices, Inc., a California corporation, and Registrant dated August 4, 1997.*
 10.09   Office Lease between Connecticut General Life Insurance Company, a
         Connecticut corporation, and the Registrant dated April 10, 1998, as amended June 9, 1998.*
 10.10   Imperial Bank Starter Kit Loan and Security Agreement dated July 20,
         1997 between Imperial Bank and Registrant.*
 10.11   Intellectual Property Security Agreement dated July 20, 1997 between
         Imperial Bank and Registrant.*
 10.12   Exodus Communications, Inc. Internet Services and Products Agreement
         and Co-Location Addendum effective as of May 1, 1997.*
 10.13   License Agreement between Thunderstone Software and Registrant.*
 10.14   Employment Letter Agreement dated October 16, 1996 between Jeffrey
         Skoll and Registrant.*
 10.15   Employment Letter Agreement dated December 9, 1996 between Michael
         Wilson and Registrant.*
 10.16   Employment Letter Agreement dated August 8, 1997 between Steven Westly and Registrant.*
 10.17   Employment Letter Agreement dated September 15, 1997 between Gary
         Bengier and Registrant.*
 10.18   Employment Letter Agreement dated January 16, 1998 between Margaret C.
         Whitman and Registrant.*
 10.19   Employment Letter Agreement dated August 14, 1998 between Brian T.
         Swette and Registrant.*
 10.20   Employment Letter Agreement dated August 20, 1998 between Michael R.
         Jacobson and Registrant.*
 21.01   List of Subsidiaries.*
 23.01   Consent of Fenwick & West LLP (included in Exhibit 5.01).*
 23.02   Consent of PricewaterhouseCoopers LLP, independent accountants.
 24.01   Power of Attorney.*
 27.01   Financial Data Schedule.*

-------
 * Previously filed.